UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☑ Form C/A: Amendment to Offering Statement
The Form C is amended to: (i) extend the offering deadline; (ii) reflect amendment of the issuer's operating agreement to authorize an increased number of Class A and Class B membership interests; (iii) make a corresponding increase in the number of securities offered; (iv) reduce the per unit price of the securities and minimum investment amount; (v) reduce the intermediary's compensation; (vi) adjust the use of funds; (vii) clarify an investor's right to cancel an investment; (viii) correct the identity of the escrow agent; (ix) clarify the method by which investors will receive confirmation of interests purchased; (x) clarify that submission of a subscription agreement serves as execution of issuer's operating agreement; (xi) reflect that the issuer may offer perks from time to time; (xii) delete an extraneous sentence fragment; and (xiii) substitute issuer's amended operating agreement as Exhibit B.

   ☑ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Bloomery Investment Holdings, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    West Virginia

    Date of organization
    September 22, 2014

Physical address of issuer
16357 Charles Town Road
Charles Town, West Virginia 25414

Website of issuer
www.bloomerysweetshine.com

Name of intermediary through which the offering will be conducted
StartEngine Capital LLC

CIK number of intermediary
0001665160

SEC file number of intermediary
007-00007

CRD number, if applicable, of intermediary
282945

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
Five percent (5.0%) of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered
Units of Class B LLC/Membership Interests

Target number of securities to be offered
12,000 Units

Price (or method for determining price)
$25.00 per Unit

Target offering amount
$300,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$996,000.00

Deadline to reach the target offering amount
September 15, 2016

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
Zero (0) (The issuer is a holding company that holds two (2) wholly-owned subsidiary limited liability companies. All business operations are conducted through one of those subsidiaries – Bloomery Plantation Distillery LLC – which currently has fifteen (15) employees. See section entitled "*Business*" below.)

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$738,636.00	$799,612.00
Cash & Cash Equivalents	$6,697.00	$2,432.00
Accounts Receivable	$23,876.00	$24,193.00
Short-term Debt	$148,073.00	$148,170.00
Long-term Debt	$464,128.00	$485,244.00
Revenues/Sales	$790,683.00	$789,927.00
Cost of Goods Sold	$493,335.00	$323,187.00
Taxes Paid	$0	$0
Net Loss	-$381,628.00	-$326,093.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island,

South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

May 16, 2016

FORM C

Up to $996,000.00

Bloomery Investment Holdings, LLC



Class B LLC/Membership Interests

This Form C, as amended effective June 17, 2016 in conjunction with a Form C/A filed such date (including the cover page and all exhibits attached hereto, the "Form C"), is being furnished by Bloomery Investment Holdings, LLC, a West Virginia limited liability company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Class B LLC/Membership Interests of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $300,000.00 (the "Minimum Offering Amount" or "Target Offering Amount") and up to $996,000.00 (the "Maximum Offering Amount") from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased by a Purchaser is one (1) Unit at a price of $25.00 (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*" below. In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through StartEngine Capital LLC as the intermediary (the "Intermediary"). The Intermediary will be entitled to receive the fees and commissions set forth

in the following chart from the proceeds of sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$25.00	$1.25	$23.75
Aggregate Minimum Offering Amount	$300,000.00	$15,000.00	$285,000.00
Aggregate Maximum Offering Amount	$996,000.00	$49,800.00	$946,200.00

    (1)   This excludes fees to Company's advisors, such as attorneys and accountants, as well as fees to the escrow agent.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration.

An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 16, 2016 (amended effective June 17, 2016).

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN

INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "*RISK FACTORS.*"

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO SECTION 227.501 OF REGULATION CF.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR

DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or

more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2017.

Once posted, the annual report may be found on the Company's website at: www.bloomerysweetshine.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and

conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Table of Contents

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Bloomery Investment Holdings, LLC (the "Company") is a West Virginia limited liability company, formed on September 22, 2014. Copies of the Articles of Organization filed with the Office of the Secretary of State of the State of West Virginia and the Certificate of a Limited Liability Company issued by that office are attached hereto as Exhibit A.

The Company's principal office is located at 16357 Charles Town Road, Charles Town, West Virginia 25414.

The Company's website is www.bloomerysweetshine.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business

The Company is a holding company that is the sole member of two other West Virginia limited liability companies – Bloomery Plantation Holdings LLC ("Holdings") and Bloomery Plantation Distillery LLC ("Distillery"). Holdings holds certain real property (being the property on which Distillery conducts its operations), which property is leased to Distillery. Distillery is a distilled spirit manufacturer and merchant wholesaler/retailer. Distillery is currently conducting operations and has been continuously doing so since September 2011. Any and all revenues of the Company are expected to be distributions from Distillery resulting from its operations.

The Business Plan

Because all the Company's revenues are expected to be derived from Distillery's earnings and Distillery is effectively the Company's operating unit, the business plan of Distillery is presented herein as the relevant business plan. Distillery's business model relies on the continued growth and success of existing SweetShine products such as Limoncello and Black Walnut, as well as the creation of new seasonal products such as Pumpkin Spice and Cranberry Clementine. With funding to be provided to Distillery from the proceeds of this Offering, the Company intends that Distillery begin scaling up and taking on the national market through a targeted marketing campaign. That marketing campaign will include a resourceful take on building brand awareness and recognition at the retail level and creating the framework for a strong distribution channel, while maintaining a five-star tasting room experience at Distillery's West Virginia facility.

The Offering

Minimum amount of Class B LLC/Membership Interests being offered	12,000 Units

Total Class B LLC/Membership Interests outstanding after offering (if minimum amount reached)	12,000 Units
Maximum amount of Class B LLC/Membership Interests	39,840 Units
Total Class B LLC/Membership Interests outstanding after offering (if maximum amount reached)	39,840 Units
Purchase price per Security	$25.00 per Unit
Minimum investment amount per investor	$25.00
Offering deadline	September 15, 2016
Use of proceeds	The net proceeds of the Offering will be contributed by the Company to Distillery, and be used by Distillery primarily for marketing expenses and for working capital, and secondarily for acquisition of equipment and capital improvements if greater amounts are raised. See the section entitled "*Use of Proceeds*" below.
Voting Rights	The Securities offered do not provide management rights, meaning that holders of the Securities will NOT have the right to vote on, or otherwise participate in, the management of the Company and its business, except as otherwise expressly provided in the Company's Operating Agreement attached hereto as Exhibit B. See the section entitled "*The Offering and the Securities--The Securities*" below.

RISK FACTORS

Risks Related to the Company's and Distillery's Business and Industry

The Company's performance is dependent upon a single business.
The Company's financial performance and success is wholly dependent upon the performance of its wholly owned subsidiary, Bloomery Plantation Distillery LLC ("Distillery"). If Distillery is unable to generate adequate revenue and earnings, its, and accordingly the Company's, business and financial condition will be materially adversely affected. Hence, any risk to Distillery and its business is also a risk to the Company, and should be considered accordingly.

The Company's operations are speculative, may be unprofitable, and may result in the total loss of your investment.

The operations of the Company are speculative and involve the possibility of a total loss of investment. The Company's and Distillery's operations and activities may be unprofitable due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand a total loss of their investment.

Distillery is in the early stages of conducting operations and faces the risks and uncertainties incident to a new business.
Distillery opened its mini-distillery on September 17, 2011. Distillery remains in the early stages of conducting operations and has a limited operating history. Distillery faces all the risks and uncertainties incident to the development, operation, and growth of a new business. Both the Company and Distillery face numerous challenges in the pursuit of a business strategy for Distillery, including raising adequate capital for its operations and growth. There can be no assurance that the Company and Distillery will successfully meet these challenges.

Distillery may be unable to market its products successfully.
There is no certainty of a market for Distillery's products at profitable prices.

Distillery currently operates at a loss and Distillery is not assured of earning a profit in the near future.
Distillery is in the early stages of conducting operations, currently operates at a loss, and has not earned a profit to date. As such, Company will not have revenues to fund Distillery's further operations and growth if the proceeds of the Offering are fully expended prior to Distillery realizing profits from its operations.

Distillery may not distribute earnings to the Company.
Even if Distillery earns profits, it may determine that some or all of such earnings are necessary for the growth and development of its business and, accordingly, not make significant or any distributions to the Company.

The alcoholic beverage industry is highly competitive.
The alcoholic beverage industry is highly competitive with a large and ever-increasing number of products competing for a limited market. Existing or future competitors may produce and market products comparable or superior to those of Distillery. Such a scenario may have a material adverse effect on Distillery's business, results of operations, and financial condition, and thus upon the Company's financial condition.

The development and commercialization of Distillery's products is highly competitive.
Distillery faces competition with respect to any products that it may seek to develop or commercialize in the future. Distillery's competitors include major companies worldwide. Many of Distillery's competitors have significantly greater financial, technical and human resources than Distillery has and superior expertise in development and marketing of products and thus may be better equipped than Distillery to develop and commercialize new products or products similar to Distillery's products. These competitors also compete with Distillery in recruiting and retaining qualified personnel. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, Distillery's competitors may commercialize products more rapidly or

effectively than Distillery is able to, which would adversely affect Distillery's competitive position, the likelihood that Distillery's products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's and Distillery's success depends on the experience and skill of their respective management teams and key employees.

In particular, the Company and Distillery are dependent on Thomas J. Kiefer, Distillery's Chief Executive Officer, Linda S. Losey, Distillery's Chief Operating Officer and Chief Creative Officer, and Robert H. Losey, Distillery's Chief Sales Officer, who together are all the Class A Members of the Company in whom management rights and powers reside. Distillery intends to enter into employment agreements with Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey although there can be no assurance that it will do so or that they will continue to be employed by Distillery for a particular period of time. The loss of Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey or any other executive officer or key employee could harm Distillery's and/or the Company's business, financial condition, cash flow and results of operations.

Distillery relies on various intellectual property rights, including trademarks in order to operate its business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide a significant competitive advantage. In addition, the steps that Distillery has taken or may in the future take to maintain and protect its intellectual property may not prevent it from being challenged, invalidated, or circumvented. In some circumstances, enforcement may not be available to Distillery because an infringer has a dominant intellectual property position or for other business reasons. Distillery's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect its intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact Distillery's competitive position and results of operations.

From time to time, third parties may claim that one or more of Distillery's products infringe their intellectual property rights.

Any dispute or litigation regarding intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert Distillery's management and key personnel from its business operations. A claim of intellectual property infringement could force Distillery to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require Distillery to redesign or relabel its products, which would be costly and time-consuming, and/or could subject Distillery to an injunction against sale of certain of its products. Distillery may have to pay substantial damages, including damages for past infringement if it is ultimately determined that its products candidates infringe a third party's proprietary rights.

The Company intends to use a significant portion of the proceeds from the Offering for unspecified working capital for Distillery.

The Company intends to contribute the proceeds from the Offering (net of expenses of the Offering) to Distillery, and intends that between 42% to 22.5% of the proceeds from the Offering (depending upon the total amount raised) will be used by Distillery for unspecified working capital. This means that Distillery will have ultimate discretion to use the proceeds as it sees fit

and the Company has chosen not to limit Distillery's use of the funds to specific uses that you could evaluate. Such portion of the proceeds from this Offering will be used for the purposes that Distillery's management deems to be in its best interests in order to address changed circumstances or opportunities. As a result of the foregoing, Distillery's success will be substantially dependent upon its discretion and judgment with respect to application and allocation of such portion of the proceeds of this Offering. Distillery may chose to use the proceeds in a manner that you do not agree with and you will have no recourse. Distillery may use the proceeds for salaries for its employees and officers, including the Promoters of this Offering. A use of proceeds that does not further Distillery's business and goals could harm Distillery and its operations, and thus the Company, and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company and Distillery are dependent on Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey in order to conduct their operations and execute their business plans, however, neither the Company nor Distillery have purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Distillery and its operations, and thus the Company.

We have not prepared any audited financial statements of Distillery or the Company.
Therefore, you have no audited financial information regarding the Company's or Distillery's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it and Distillery have engaged in certain transactions with related persons.
Please see the section of this Form C entitled "*Transactions with Related Persons and Conflicts of Interest*" for further details.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We intend to maintain, extend, and expand Distillery's brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing

attention on marketing could adversely affect Distillery's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on Distillery's advertising, consumer promotions and marketing, or Distillery's response to those restrictions, could limit our efforts to maintain, extend and expand Distillery's brands. Moreover, adverse publicity about regulatory or legal action against Distillery could damage its reputation and brand image, undermine its customers' confidence and reduce long-term demand for its products, even if the regulatory or legal action is unfounded or not material to its operations.

In addition, our success in maintaining, extending, and expanding Distillery's brand image depends on our and Distillery's abilities to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about Distillery, its brands or its products on social or digital media, whether or not valid, could seriously damage its brands and reputation. If we do not establish, maintain, extend and expand Distillery's brand image, then its product sales, financial condition and results of operations could be adversely affected, as could the financial condition of the Company.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect Distillery's business.
Distillery's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. Distillery has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, Distillery may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in Distillery's products may erode consumers' confidence in the safety and quality of those ingredients, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of Distillery's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of Distillery's products and may reduce demand for Distillery's products.

We, together with Distillery, must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences for products change continually. Our and Distillery's success depends on the ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If Distillery does not offer products that appeal to consumers, its sales and market share will decrease. We and Distillery must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we and Distillery do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, Distillery's sales could decline.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at Distillery's manufacturing facility could have an adverse effect on its business. In addition, a disruption could occur at the facilities of Distillery's suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect Distillery's business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

Distillery may be required to recall certain of its products should they be mislabeled, contaminated, spoiled, tampered with or damaged. Distillery also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of its products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on Distillery's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding Distillery's products could adversely affect its reputation and brand image. Distillery also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of its products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, and liquor stores in Distillery's major markets, may consolidate, resulting in fewer customers for Distillery's business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect Distillery's product sales and results of operations, and thus the Company's financial condition. Retail consolidation also increases the risk that adverse changes in Distillery's customers' business operations or financial performance will have a corresponding material and adverse effect on Distillery. For example, if Distillery's customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of Distillery's products, or delay or fail to pay Distillery for previous purchases, which could materially and adversely affect Distillery's product sales, financial condition, and operating results, and thus the Company's financial condition.

Evolving tax, environmental, product quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, product quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Distillery's activities or products are subject to regulation by various federal, state, and local laws, regulations and government agencies. Such laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political,

economic or social events. Distillery is subject to governmental regulation regarding such matters as product quality and safety, ingredients, advertising, trade practices, product or production requirements, labeling, import or export, relations with distributors and retailers, health and safety, taxes, and the environment. The need to comply with new, evolving or revised laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on Distillery's business and results of operations, and thus upon the Company's financial condition. Further, if Distillery is found to be out of compliance with applicable laws and regulations in these areas, it could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on its business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm Distillery's business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of Distillery's products. If these types of requirements become applicable to Distillery's products under current or future health laws or regulations, they may inhibit sales of such products.

Distillery is dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and its use of natural ingredients exposes it to weather and crop reliability.
Distillery purchases the raw materials used in the manufacturing of its spirits from a number of third-party suppliers. In addition, Distillery's products use agricultural products and therefore many outside factors, including weather conditions, farmers' rotation of crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. Distillery is exposed to the quality of the crops of agricultural products each year, and significant failure of a crop would adversely affect its costs.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for Distillery's key ingredients, there can be no assurance that Distillery would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect Distillery's business and results of operations, and thus the Company.

Distillery is heavily dependent on its distributors.
Distillery sells a substantial portion of its products to independent distributors for distribution to on-premise locations such as bars and restaurants, and for distribution to off-premise retail locations such as grocery and liquor stores. Although Distillery currently has an adequate network of wholesale distributors for its current needs, sustained growth and expansion into new markets will require Distillery to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that Distillery will be able to maintain its current distribution network or secure additional distributors on terms favorable to Distillery, or at all. Inability to maintain and add distributors could have a material adverse effect on Distillery's business, financial condition and results of operations, and thus on the Company's

financial condition.

Distributors often represent competing specialty spirits brands, as well as national spirits brands, and are to varying degrees influenced by their continued business relationships with other distillers. Distillery's distributors may be influenced by a large distiller, particularly if they rely on that distiller for a significant portion of their sales, which many distributors do. In addition, some distributors may cover a substantial network of certain on-premise retailers. While we believe that the relationships between Distillery and its distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of Distillery's distributors will continue to effectively market and distribute Distillery's products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on Distillery's business, financial condition and results of operations, and thus on the Company's financial condition.

Parties with which Distillery contracts may fail to perform.
Distillery may enter one or more contracts for: (i) the sale of Distillery's products to third parties; (ii) the distribution of Distillery's products by third parties; (iii) the purchase by Distillery of supplies, materials, equipment, fixtures, or other goods from third parties; and/or (iv) other matters. However, there is no certainty that the parties to such contracts will perform their respective obligations under the contracts, or that Distillery will be able to judicially or otherwise enforce such obligations if the parties fail or refuse to perform their obligations, or if such parties become insolvent or seek bankruptcy protection, cease operations, or dissolve.

Distillery's distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under some state laws, distribution agreements for alcoholic beverages can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit an alcoholic beverage supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the alcoholic beverage distribution industry, which could adversely affect the financial stability of distributors on which we rely.

Distillery is subject to governmental regulations affecting distilleries and tasting rooms.
Federal, state and local laws and regulations govern the production, distribution, and sale of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships, and various other matters. To operate its distillery, Distillery must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and

regulations. Distillery's tasting room is subject to alcohol beverage control regulations that require Distillery to maintain a license that may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of Distillery's tasting room, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may result in revocation of the applicable license or permit (thereby restricting Distillery's ability to conduct business), assessment of additional taxes, interest and penalties, or the imposition of significant fines.

Distillery's business is seasonal in nature, and Distillery is likely to experience fluctuations in results of operations and financial condition.
Distillery's business has been somewhat seasonal, with sales being historically higher in the months of July through September than during the rest of the year.

Distillery's business is substantially dependent upon awareness and market acceptance of its products and brands.
Distillery's business depends on acceptance by its end consumers, as well as acceptance by its independent distributors that Distillery's brands have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. Any failure of Distillery's brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on its revenues and financial results, and thus upon the Company's financial condition.

Sales of a limited number of products and flavors contributed all of Distillery's historical cash flow.
A reduction in the sale of Distillery's products would have a material adverse effect on its ability to remain profitable and achieve future growth. All of Distillery's sales for the year ended December 31, 2015 resulted from sales of ten (10) flavors of its products (Limoncello, Cremma Lemma, Raspberry Lemon, Hard Lemonade, Chocolate Raspberry, Peach Shine, Ginger Shine, Black Walnut, seasonal Cranberry Clementine and seasonal Pumpkin Spice). During the year ended December 31, 2015, approximately 57% of Distillery's sales came from sales of its Cremma Lemma, Limoncello, Hard Lemonade and Chocolate Raspberry flavors. All of its secondary flavors – Black Walnut, Ginger Shine, Peach Shine, Raspberry Lemon, Cranberry Clementine and Pumpkin Spice – represent a relatively small portion of its sales. We cannot be certain that Distillery will be able to continue to commercialize or expand distribution of its existing flavors or that any of its future flavors will be accepted in their markets. Any inability on Distillery's part to stay current with food and consumer trends through new products could have a material adverse effect on its business performance, and thus upon the Company's financial condition.

Reductions in sales of Distillery's products will have an adverse effect on its profitability and ability to generate cash to fund its business plan.
The following factors, among others, could affect continued market acceptance and profitability of Distillery's products:
• the introduction of competitive products;
• changes in consumer preferences among alcoholic beverage products;
• changes in consumer alcohol consumption habits, including trends away from certain

categories, including craft/artisan products and flavored liqueurs;
• the level and effectiveness of our sales and marketing efforts;
• any unfavorable publicity regarding alcohol or any detrimental effects of alcohol upon health;
• any unfavorable publicity regarding Distillery's brand;
• litigation or threats of litigation with respect to Distillery's products;
• the price of Distillery's products relative to other competing products;
• price increases resulting from rising commodity costs;
• any changes in government policies and practices related to Distillery's products, labeling and markets;
• regulatory developments affecting the manufacturing, labeling, marketing or use of Distillery's products; and
• new science or research that disputes the healthfulness of Distillery's products.

Adverse developments with respect to the sale of Distillery's products would significantly reduce its net sales and profitability and have a material adverse effect on its ability to maintain profitability. Such events would have a material adverse effect on the Company's financial condition and ability to achieve our business plan.

We rely, in part, on our third-party manufacturer to maintain the quality of Distillery's products.

The failure or inability of this manufacturer to comply with the specifications and requirements of Distillery's products could result in product recall and could adversely affect Distillery's reputation. Distillery's third-party manufacturer is required to comply with Distillery's product specifications and requirements. However, the third-party manufacturer may not continue to produce products that are consistent with Distillery's standards or that are in compliance with applicable laws, and we cannot guarantee that Distillery will be able to identify instances in which the third-party manufacturer fails to comply with Distillery's standards or applicable laws. Any such failure, particularly if it is not identified by Distillery, could harm Distillery's brand and reputation as well as its customer relationships. These same issues would exist with any new manufacturer, and may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to Distillery's standards could materially and adversely affect Distillery's reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

Ingredient and packaging costs may rise significantly, which may negatively impact the profitability of Distillery's business.

Distillery purchases large quantities of ingredients, such as corn liquor. In addition, Distillery purchases and uses significant quantities of bottles to package its products. Costs of ingredients and packaging can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in pricing of ingredients or packaging materials could negatively impact Distillery's margins, if it is not able to pass these costs on to its customers, or sales if Distillery is forced to increase its prices, which would adversely affect its business, results of operations and financial condition, and thus the Company's financial condition.

Failure by Distillery's transportation providers to deliver Distillery's products on time or at all could result in lost sales.

Distillery currently relies upon third-party transportation providers for a significant portion of its product shipments. Distillery's utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet Distillery's shipping needs. Distillery may, from time to time, change third-party transportation providers, and Distillery could therefore face logistical difficulties that could adversely affect deliveries. Distillery may not be able to obtain terms as favorable as those it receives from its current third-party transportation providers or may incur additional costs, which in turn would increase Distillery's costs and thereby adversely affect its operating results, and thus the Company's financial condition.

If Distillery's brand or reputation is damaged, the attractive characteristics that it offers retailers may diminish, which could diminish the value of its business.

Distillery is currently an attractive brand for its customers because its products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both Distillery's premium price point and its sales velocity. If Distillery's brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for Distillery's products and Distillery may no longer be able to generate a high sales velocity at its then-current prices. If Distillery no longer offers these characteristics, retailers may decrease their orders of Distillery's products and downgrade the in-store placement of such products, which could have an adverse effect on Distillery's business and results of operations, and thus the Company's financial condition.

Product liability claims could adversely impact Distillery's business and reputation.

Distillery's business exposes it to potential product liability risk, as well as warranty and recall claims that are inherent in the manufacture, sale and use of its products. In the event Distillery's products actually or allegedly are defective, contaminated, or unfit for consumption and Distillery is subject to such claims above the amount of insurance coverage, outside the scope of its coverage, or for which it does not have coverage, Distillery's results of operations, as well as its reputation, could be adversely affected. Distillery's products may be subject to recall for health or safety-related issues. Product recalls subject Distillery to harm to its reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when Distillery, either voluntarily or involuntarily, recalls a product through a formal campaign to solicit the return of specific products due to a known or suspected defect or other issue. Any significant product recalls could have an adverse effect on Distillery's business and results of operations.

Because Distillery's business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect Distillery's financial performance as a whole.

Distillery generally recognizes its highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of its and the Company's fiscal year. In anticipation of this holiday selling season, Distillery purchases substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices,

public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if Distillery's net sales during the holiday selling season fall below seasonal norms or expectations. If Distillery's fourth quarter sales results were substantially below expectations, its financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

Distillery's business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt Distillery's supply chain operations, or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for Distillery's products or make it difficult or impossible to obtain ingredients or supplies from Distillery's suppliers.

Extreme weather conditions in the area in which Distillery's tasting room is located, or in markets where retailers of Distillery's products have stores, could adversely affect Distillery's business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for customers to travel to Distillery's tasting room or such retailer's stores and thereby reduce Distillery's sales and profitability. Distillery's business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of Distillery's inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect Distillery's business, and thus the Company's financial condition.

Decreases in discretionary consumer spending may have an adverse effect on Distillery.
The products Distillery offers are products that consumers are likely to view as discretionary items rather than necessities. As a result, Distillery's results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact Distillery's customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and Distillery's results of operations, and thus the Company's financial condition.

Distillery's business and results of operations may be adversely affected if it is unable to maintain its customer experience or provide high quality customer service.
The success of Distillery's business, particularly its business conducted in its tasting room, largely depends on Distillery's ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as its ability to continue to operate the tasting room with personable staff and provide a reliable and user-friendly website interface for Distillery's customers to browse and learn about Distillery and its products.

Distillery's sales may decrease if the tasting room experience is less than superior or if website services are severely interrupted or otherwise fail to meet customer's requirements. Should customers not be satisfied with Distillery's product quality, Distillery's reputation and customer loyalty could be negatively affected. As a result, if Distillery is unable to continue to maintain its customer experience and provide high quality customer service, Distillery may not be able to retain existing customers or attract new customers, which could have an adverse effect on Distillery's business and results of operations, and thus upon the Company's financial condition.

Distillery's advertising and marketing efforts may be costly and may not achieve desired results.

Distillery incurs substantial expense in connection with its advertising and marketing efforts. Although Distillery targets its advertising and marketing efforts on current and potential customers who it believes are likely to be in the market for the products Distillery sells, we cannot assure you that Distillery's advertising and marketing efforts will achieve desired results. In addition, Distillery periodically adjusts its advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of such advertising expenditures, which may be made to optimize such return could adversely affect Distillery's sales.

Changes in federal, state or local laws and regulations could increase Distillery's expenses and adversely affect its results of operations.

Distillery's business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of Distillery's management's time and attention from strategic initiatives. If Distillery fails to comply with applicable laws and regulations, it could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt its operations and increase its costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause Distillery's compliance costs to increase and adversely affect its business and results of operations, and thus the Company's financial condition.

Distillery's profitability is vulnerable to cost increases, inflation and energy prices.

Future increases in Distillery's costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce Distillery's profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce Distillery's sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase Distillery's costs of sales or operating expenses and reduce its profitability.

Distillery's licenses are subject to revocation.
Distillery, and its products, are regulated and licensed at the federal and state levels. Revocation of federal licensing would force Distillery to cease its current operations. Revocation of licensing by a state could force Distillery to cease sales and marketing in that state.

Distillery's revenues are the sole source of payment of debt.
The Company's subsidiaries owe substantial debt to lenders, and real property and vehicles owned by those subsidiaries secure such debt. Barring additional borrowing or other capital investment in the Company, neither the Company nor its subsidiaries will have any source of funds to pay such debt other than revenues from Distillery's operations.

The Company's revenue model may be impaired or change.
The Company's success depends on its ability to receive revenue as earnings from Distillery's operations. The Company will not receive revenue if Distillery is not able to successfully generate earnings. Also, Distillery may generate earnings but retain some or all of the earnings for growth and development of its business and, accordingly, not make distributions to the Company. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

The Company can project future gains or losses only with uncertainty due to the nature of its operations.
The Company anticipates that substantially all of its future revenues will result from the sale of products developed, produced, and marketed by or for Distillery. The Company's future revenues are dependent upon the future success of such activities, which future success is uncertain and, accordingly, the Company's future gains or losses can be projected only with uncertainty.

This Offering includes projected financial statements of Distillery's anticipated financial condition.
Because Distillery has only a limited operating history, the Company has projected Distillery's future financial condition based upon the Company's reasonable, best-effort projections, estimates, and assumptions, all of which are uncertain. The projected financial statements included in Distillery's Business Plan attached hereto as Exhibit C are based upon such uncertain projections, estimates, and assumptions. Distillery's actual results could differ materially from the projected conditions shown in the projected financial statements.

The success of the Company and Distillery is highly dependent upon the ability of their respective management teams, and upon their ability, in a competitive environment, to attract and retain qualified managers and other personnel.
The Company's and Distillery's operations could be adversely affected if, for any reason, any of their respective principal managers, officers, or other key personnel cease to be active within the subject company. Growth of the Company and/or Distillery will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such personnel can be hired, the projected growth in staff could present further management risks. The market for qualified personnel is highly competitive and there can be no assurances that these critical positions can be filled on a timely basis. The Company does not intend to secure key-man

insurance with respect to such key personnel.

Proceeds of the Offering may be insufficient.
The Company believes that the Minimum Offering Amount of Three Hundred Thousand Dollars ($300,000) will be sufficient to fund Distillery's needs for marketing expenses and working capital for a period of approximately twelve (12) months. However, if management's assumptions are incorrect, or if budgeted amounts are inadequate due to cost overruns, increased operating costs, or unexpected developments, the proceeds of the Offering may be insufficient for such purposes and/or for such period of time. In such event, the Company would likely require additional capital investment or debt financing to fund the above-referenced needs, and there can be no certainty that the Company would then be able to obtain any such funding. Further, the sale of additional equity interests in the Company may dilute Securities sold pursuant to the Offering.

Market conditions may make raising future capital difficult.
In the relatively recent past, the domestic and international economies have faced turbulent times with credit markets severely contracting, thus making traditional financing difficult, if not impossible, to secure. A significant downturn in the national or global economy may cause a general disinclination to invest in companies such as the Company. Consequently, investors may be reluctant to invest in the Company in the event of the need for additional financing. Further, commercial banks and other sources of debt financing are often reluctant to lend money to entities whose assets and potential revenue generation are difficult to value or to predict. As a result, the Company may not be able to obtain necessary levels of financing as a going concern.

Interest rates could adversely affect the Company, making debt service and borrowing more difficult or financially unsustainable.
Market conditions could substantially affect interest rates and thereby affect the ability of the Company to borrow necessary funds or to enter into certain debt instruments. The ability of the Company to borrow necessary funds could adversely affect the ability of the Company to respond to certain market conditions or business opportunities.

The offering price was arbitrarily determined.
The Offering price for the Securities has been arbitrarily determined by the Company and may not necessarily bear any relationship to the assets, book value, potential earnings, or net worth of the Company or any other recognized criteria of value and should not be considered to be an indication of the actual value of the Company or the Securities offered herein.

Distillery's ability to successfully implement its business plan requires an effective planning and growth-management process.
If unable to manage its growth, Distillery may not be able to implement its business plan, and its business may suffer as a result. The Company expects that Distillery will have to expand its business to address potential growth in the number of customers and markets, expand its product offerings, and pursue other market opportunities. The Company expects that Distillery will need to continue to improve its operational and financial systems, procedures, and controls, and will need to expand, train, and manage its workforce. The Company can give no guarantee that Distillery will be successful in these efforts.

Risks Related to the Securities

The Class B LLC/Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Class B LLC/Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class B LLC/Membership Interests. Because the Class B LLC/Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class B LLC/Membership Interests are "restricted securities" and cannot be resold in the United States except as permitted under the Securities Act and applicable state securities laws, pursuant to registration thereunder or exemption from such registration. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class B LLC/Membership Interests may also adversely affect the price that you might be able to obtain for the Class B LLC/Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The holders of the Company's Class A LLC/Membership Interests are small in number and will continue to control the Company.

Except as otherwise expressly provided in the Company's Operating Agreement attached hereto as Exhibit B, only holders of the Class A LLC/Membership Interests (as contrasted with the holders of the Class B LLC/Membership Interests offered under this Form C as the Securities) have the right to vote on, and otherwise participate in, the management of the Company and its business, including the management of its wholly-owned subsidiaries, Distillery and Holdings, and their respective businesses. All the authorized Class A LLC/Membership Interests in the Company have been issued to and are held by Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey, who are the promoters of this Offering (the "Promoters"). Accordingly, the Promoters

will continue to be able to control the Company, with the power and authority to make both strategic long-term and day-to-day operational decisions regarding the Company, Distillery, and Holdings, and their respective businesses. Some or all of the Promoters may have interests that are different from yours, and the Promoters may support proposals and actions with which you may disagree. The concentration of rights in the Promoters could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. Purchasers of the Securities under this Offering will hold Class B LLC/Membership Interests in the Company that do not provide rights to participate in its management except as otherwise expressly set forth in the Company's Operating Agreement attached hereto as Exhibit B.

The Company may redeem the Securities from Purchasers.
As provided and on the terms set forth in the Company's Operating Agreement attached hereto as Exhibit B, the Company may redeem and purchase back from Purchasers any Securities issued under this Offering without further consent or approval of the Purchasers.

The Securities are subject to Drag-Along Rights.
Pursuant to provisions of the Company's Operating Agreement attached hereto as Exhibit B, the holders of the Class A LLC/Membership Interests have Drag-Along rights. For purposes of this provision, "Drag-Along rights" means that, in the event the holders of all the Units of Class A LLC/Membership Interests elect to sell all such Units to an unrelated, unaffiliated, bona-fide third- party (an "Acquirer") on a good-faith, arm's length basis, the Company (by action of the holders of the Units of Class A LLC/Membership Interests) may compel the holders of the Securities to sell all the Securities to the Acquirer, and any net proceeds of such sale shall be distributed in the same manner as provided upon dissolution of the Company. Further, if the holders of the Class A LLC/Membership Interests negotiate a sale or other transfer to an Acquirer on a good-faith, arm's length basis, of all of the Units of Class A LLC/Membership Interests or all or substantially all of the Company's assets, the holders of the Securities shall cooperate in the negotiation and consummation of any such sale or other transfer.

Purchasers will experience dilution.
Purchasers of the Securities will experience immediate and substantial dilution. Dilution represents the difference between the Offering price of the Securities and the pro forma net tangible book value of the units of membership interests outstanding immediately after completion of the Offering. Dilution results primarily from the arbitrary determination of the Offering price by the Company at a level significantly higher than the present net tangible book value of the Company.

Units of Class B LLC/Membership Interests available for future issuance may dilute your investment.
Under its Operating Agreement, the Company has authorized seventy-nine thousand six hundred eighty (79,680) Units of Class A LLC/Membership Interests and seventy-nine thousand six hundred eighty (79,680) Units of Class B LLC/Membership Interests. All seventy-nine thousand six hundred eighty (79,680) Units of the Class A LLC/Membership Interests are issued and outstanding, and thirty-nine thousand eight hundred forty (39,840) Units of the Class B

LLC/Membership Interests will be issued and outstanding if this Offering is fully subscribed to the maximum offering amount. In the aggregate, and assuming this Offering is fully subscribed to the maximum offering amount, the Company will have one hundred nineteen thousand five hundred twenty (119,520) Units of LLC/Membership Interests (both Class A and Class B) issued and outstanding. The Company may, at a later date, issue the balance of the authorized Units of Class B LLC/Membership Interests (39,840 Units), as to which the holders of Class B LLC/Membership Interests shall have certain preemptive rights as set forth in item (h) in the section entitled "*The Offering and the Securities, The Securities, Rights and Obligations*" below and the Company's Operating Agreement attached hereto as Exhibit B. Further, the Company could authorize and issue additional membership interests, whether Class A, Class B, or of a separate class entirely, at a later date. The availability of any of such Units and their potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder. Further, the Company could at a later date offer any of such Units at less than the Offering price set forth in this Form C, thereby diluting Securities purchased under this Offering.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Offering Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, and general financial condition.

Insufficient Distributions for Tax Purposes
The Company is taxed as a partnership. Accordingly, income and gains will be passed through to the Company members (whether the holders of Class A or Class B LLC/Membership Interests) on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Distributions to investors upon liquidation and dissolution may be limited or restricted by legal requirements that adequate provision or reserve be made for creditors of Distillery or the Company, as the case may be.

Upon dissolution of Distillery, proceeds from the liquidation of assets will be available to the Company only after the satisfaction of all other claims and the establishment of reserves deemed necessary by management for contingent or unforeseen liabilities or obligations of Distillery. Similarly, upon dissolution of the Company, proceeds from the liquidation of assets will be available to investors (on the basis specified in the Company's Operating Agreement) only after the satisfaction of all other claims and the establishment of reserves deemed necessary by management for contingent or unforeseen liabilities or obligations of the Company. Hence, an investor's ability to recover funds invested will depend upon the proceeds of liquidation and claims to be satisfied.

The Company's Promoters and holders of Class A LLC/Membership Interests shall generally not be liable to Purchasers.

The Company's Promoters and holders of Class A LLC/Membership Interests shall be liable to investors for losses, damages, costs, and expenses only to the extent mandated by the Company's Operating Agreement and applicable law. The Operating Agreement provides that none of the holders of the Class A LLC/Membership Interests shall be liable or responsible to the Company or any member or interest holder for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the Class A Members or any manager by the Operating Agreement or by law, unless the action was taken or the omission was made fraudulently or unless the action or omission constituted gross negligence, reckless or willful misconduct, a knowing violation of law, or an intentional breach of the Operating Agreement. Further, the Operating Agreement may require indemnification of the holders of Class A LLC/Membership Interests in certain or most circumstances, which indemnification could deplete the Company's cash available for general operations and growth.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

Execution of a Subscription Agreement by a subscriber constitutes a binding offer to buy Securities.

An investor will not be able to revoke his or her subscription, except as otherwise expressly provided by applicable law; *provided that,* an investor may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing, whichever comes first, as specified in the section entitled "*The Offering and the Securities, The Offering*" below.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business


Bloomery Investment Holdings, LLC



General


The Company, Bloomery Investment Holdings, LLC, was organized on September 22, 2014, as an at-will, member-managed limited liability company under the laws of the State of West Virginia by Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey (the "Promoters").

The Company is a holding company and holds all the membership interests in two other West Virginia limited liability companies – Bloomery Plantation Holdings LLC ("Holdings") and

Bloomery Plantation Distillery LLC ("Distillery"). The Company conducts no business or operations of its own and is dependent upon the operations and earnings of its wholly-owned subsidiaries, Holdings and Distillery, for the Company's revenue. Holdings and Distillery are discussed further below.

Business Plan & Financial Information

Because all the Company's revenues are expected to be derived from Distillery's earnings and Distillery is effectively the Company's operating unit, the business plan of Distillery (discussed below under the Bloomery Plantation Distillery LLC section and attached to this Form C as Exhibit C) is presented herein as the relevant business plan.

Attached to this Form C as Exhibit D are the Company's financial statements reviewed (but not audited) by an independent public accountant. **Potential investors should read and understand the Company's included financial statements, all of which are material to this Offering.**

Management

The Company is, and will continue to be, managed by Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey, who hold all the Company's Class A LLC/Membership Interests and are the Promoters of this Offering. Such persons have significant experience in business. See the section entitled "*Management*" below.

Bloomery Plantation Holdings LLC

General

Holdings was organized on January 26, 2011, as an at-will, member-managed limited liability company under the laws of the State of West Virginia, with Thomas J. Kiefer and Linda S. Losey as its sole members. Thomas J. Kiefer and Linda S. Losey subsequently transferred all their membership interests in Holdings, together with their respective membership interests in Distillery and the separate transfer by Robert H. Losey of his membership interests in Distillery, to the Company in exchange, collectively, for the entirety of the seventy-nine thousand six hundred eighty (79,680) authorized Units of Class A LLC/Membership Interests in the Company. The Company is now the sole member of Holdings.

Holdings owns the following real property situated in Jefferson County, West Virginia: (i) an improved tract of 12.00 acres, more or less, located at 16357 Charles Town Road, Charles Town; and (ii) two lots, each being 25' by 125', upon which is located a warehouse facility, situated at 322–324 Mildred Street, Charles Town. The 12.00 acre tract is leased to Distillery and is the site of Distillery's business operations. The Mildred Street lots are leased to Distillery and are used by Distillery as a bonded warehouse and production facility. The asset value of the properties is reflected in the Company's balance sheet included in its Financial Statements attached hereto as Exhibit D.

Holdings directly receives no payments under the leases, pursuant to which Distillery is required

to directly pay all indebtedness secured by the demised premises (as reflected in the following Liabilities & Encumbrances section), all property taxes upon the demised premises, all property insurance premiums with respect to the demised premises, all expenses of maintenance and improvement of the demised premises, and all other expenses with respect to the demised premises. As a consequence of the structure of the lease, Holdings has no cash revenue or expenses and no net profit or loss. The terms of the leases run through September 30, 2024.

Liabilities & Encumbrances

The 12.00 acre tract is encumbered by: (i) a deed of trust dated July 12, 2013, granted by Holdings to Douglas B. Ernest, trustee, to secure indebtedness to United Bank, Inc. in the maximum principal amount of $363,000, which deed of trust is recorded in the Office of the Clerk of the County Commission of Jefferson County, West Virginia, in Trust Book 1964, at page 659; and (ii) a credit line deed of trust dated July 12, 2013, granted by Holdings to Douglas B. Ernest, trustee, to secure indebtedness to United Bank, Inc. in the maximum principal amount of $150,000, which deed of trust is recorded in the aforesaid Clerk's Office in Trust Book 1964, at page 667. The Mildred Street lots are encumbered by a deed of trust dated December 27, 2013, granted by Holdings to Douglas B. Ernest, trustee, to secure indebtedness to United Bank, Inc. in the maximum principal amount of $132,750, which deed of trust is recorded in the aforesaid Clerk's Office in Trust Book 1990, at page 68. All such indebtedness is discussed below under the Bloomery Plantation Distillery LLC section.

Management

Holdings is managed by the Company.

<u>Bloomery Plantation Distillery LLC</u>

General

Distillery was organized on December 21, 2010, as an at-will, member-managed limited liability company under the laws of the State of West Virginia, with Thomas J. Kiefer and Linda S. Losey as its sole members. Robert H. Losey became a member of Distillery in 2014. Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey subsequently transferred all their membership interests in Distillery, together with their respective membership interests in Holdings, to the Company in exchange, collectively, for the entirety of the seventy-nine thousand six hundred eighty (79,680) authorized Units of Class A LLC/Membership Interests in the Company. The Company is now the sole member of Distillery.

Distillery is a distilled spirit manufacturer and merchant wholesaler/retailer. Distillery is in the early stages of conducting operations.

Distillery produces world-class liqueurs. Its all natural, award-winning SweetShines are made by hand, from 190 proof corn liquor, pure cane sugar, and farm-fresh ingredients. The finished products are sold in 375 ml bottles and range in proof from 8 to 70. Distillery currently produces 10 SKUs: Limoncello, Cremma Lemma, Raspberry Lemon, Hard Lemonade, Chocolate

Raspberry, Peach Shine, Ginger Shine, Black Walnut, seasonal Cranberry Clementine and seasonal Pumpkin Spice.

Distillery opened as a mini-distillery in the agri-tourism industry in September 2011. The mini-distillery is located two miles east of Charles Town, WV and is situated on a 12-acre parcel of land where Distillery grows farm-fresh ingredients, including ginger, raspberries and lemons. Production and retail sales take place in a two-story 50' x 16' pre-civil war, historic log cabin on the property.

Distillery intends to continue to serve and market its products in its current markets: West Virginia, District of Columbia, Tennessee, Maryland, New York, Pennsylvania, and Virginia. Distillery intends to expand its distribution in accordance with a national distribution plan first adopted in February 2014, and recently revised. Distillery intends to open, supported by marketing efforts, additional states (Massachusetts and California) in 2016. In order to permit increased sales, Distillery will scale production accordingly. Distillery also intends to explore the possibility of international distribution.

Business Plan & Financial Information

Distillery's current Business Plan, which sets forth in significant detail Distillery's business plans and objectives, is attached to this Form C as Exhibit C and incorporated by reference. Attached to this Form C as Exhibit D are the Company's financial statements reviewed (but not audited) by an independent public accountant. Said financial statements reflect Distillery's operations and financial results. **Potential investors should read and understand Distillery's Business Plan and the Company's included financial statements, all of which are material to this Offering.**

Distillery currently has cash flow and liquidity problems. Cash flow is limited due to growth and expansion. The proceeds of the Offering are intended to provide the needed cash flow to permit Distillery to reach a break-even point and profitability.

Distillery currently operates at a loss. Distillery incurred large losses in 2013 due to rebranding of the product, increased marketing and branding expenses in opening new markets and implementing a national distribution strategy, hiring additional employees to scale production and expand tasting room sales, and renovating a new facility. The expenses of rebranding and facility renovation were one-time expenses that will not recur. Distillery continued to incur losses in 2014, but such losses were substantially less than the losses incurred in 2013.

At the end of 2014, Distillery led a lobbying effort to amend West Virginia laws that allowed the WV Alcohol Beverage Control Administration ("ABCA") to collect a 28% markup fee on product purchased from our tasting room, additional fees on cases of product, and an additional 10% Market Zone Tax paid by Distillery and distributed by the State to local liquor stores. The lobbying efforts were successful. The amended laws became effective on June 12, 2015 and reduced the 28% mark up fee to 5%, reduced and/or eliminated the fees on cases of product, and decreased the Market Zone Tax from 10% to 2%.

However, Distillery temporarily closed its tasting room for two months while it challenged the ABCA's authority to collect the subject fees and lobbied for a legislative remedy with our fans' grassroots support. Although the laws were changed in our favor, Distillery lost sales during closure of the tasting room, which is reflected in its 2015 revenue. Distillery's financials reflect Distillery having to pay in 2015 the difference for the months of November and December 2014 between the price at which tasting room product was sold to ABCA and the marked-up price at which Distillery repurchased the same tasting room product from ABCA, which payments were deferred pending finalization of the legislative changes in June 2015. In spite of closure for several months and negative public perception that Distillery was permanently closed, Distillery still surpassed its 2014 sales by a slim margin. Distillery anticipates that it will reach its $1.28M break-even point in May 2017 with the proceeds of this Offering fueling the national growth of the brand.

The Company projects that Distillery will be profitable when its revenues total approximately One Million Two Hundred Eighty Thousand Dollars ($1,280,000).

Distillery's business model relies on the continued growth and success of its existing brand and products, as well as the creation of new seasonal products. The markets and industry segments in which Distillery offers its products are highly competitive. Distillery utilizes its marketing and online presence to engage its customers and provide them with innovative cocktail ideas. We believe Distillery must continue to provide new, innovative products and branding to the consumer in order to grow its business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. We also believe a high-quality buying experience with knowledgeable salespeople who can convey the value of Distillery's products greatly enhances its ability to attract and retain customers. Therefore, in addition to providing the best liqueurs, Distillery's strategy also includes building and expanding its base of retail stores and its third-party distribution network to effectively reach more customers and provide them with a high-quality sales and post-sales support experience. We believe continual investment in research and development (R&D), marketing and advertising is critical to the development and sale of Distillery's products. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth.

Although Distillery has achieved significant milestones with its business, including Double Gold at the 2015 San Francisco Spirit Award Competition and being named as one of *Entrepreneur Magazine's* Best Entrepreneurial Companies in America in 2015, it is not yet profitable. Distillery has faced many challenges along the way, but continues to move forward. We believe that Distillery has a promising future, a terrific product, and an amazing team, but its resources are stretched to the limit. We believe that an infusion of capital from this Offering will allow Distillery to move toward profitability by providing the resources necessary to implement a National Sales and Marketing Campaign that will result in greater market share.

Product	Description	Current Market
Bloomery SweetShine	All natural, farm-fresh liqueurs, ranging in proof from 8° to 70°.	WV, DC, TN, MD, NY, PA, VA

Distillery currently sells ten (10) flavors of Bloomery SweetShine: Limoncello, Cremma Lemma, Raspberry Lemon, Hard Lemonade, Chocolate Raspberry, Peach Shine, Ginger Shine, Black Walnut, seasonal Cranberry Clementine and seasonal Pumpkin Spice. Distillery currently has no new products in development.

The Distillery distributes Bloomery SweetShine wholesale to alcohol distributors in non-control states, such as NY and MD, and directly to the State Liquor Boards in control states, such as VA and PA. The Distillery also sells retail to the public at its WV tasting room.

Sales

Until May 2013, all Distillery's sales occurred at its on-site tasting room, which was open to the public just two days per week. In 2014 two additional days per week were added. Distillery commenced off-site distribution of its products in May 2013, and now has sales and distribution throughout West Virginia, Virginia, Tennessee, Maryland, New York, Pennsylvania, and the District of Columbia.

Distillery has no major sales contracts.

Distillery's sales for its most recent fiscal year completed (i.e., Calendar Year 2015) totaled $790,683. Total sales for Calendar Year 2016 are projected to total approximately $953,219. Distillery's projected total sales for Calendar Years 2017 through 2018 are set forth on its Financial Projections included within its Business Plan attached hereto as Exhibit C. **Potential investors should read and understand Distillery's Financial Projections, which are material to this Offering.**

Supply Chain & Customer Base

Distillery purchases ingredients, including 190 proof corn liquor, from various suppliers. Distillery has not entered long-term contracts for such ingredients and instead purchases such items on the open market. Distillery generally believes and has found that its ingredients are fungible goods that are available in the required high quality and in sufficient quantities from multiple vendors on the open market. However, a number of farm-fresh ingredients are currently obtained from single or limited sources, including the Distillery's own farm. Raw agricultural ingredients used by Distillery, including those that are available from multiple sources, are at times subject to shortages and significant pricing fluctuations that could materially adversely affect Distillery's financial condition and operating results.

At present, the only supply that Distillery obtains from an exclusive source is its 375 ml bottles, which are purchased from a supplier in Italy. Distillery intends to continue to procure its bottles from that sole source.

The customers for Distillery's tasting room are our neighbors and local residents who appreciate Distillery's quality SweetShines and tasting room experience as well as destination tourists who have heard about Distillery via word of mouth or social media channels. Distillery's customers tend to be educated foodies who appreciate knowing from where their food and drink comes. Distillery's distributors sell to liquor stores who support the American craft distilling movement, as well as to local bars and restaurants who craft beautiful, classic cocktails with a natural twist.

Liabilities

Distillery is primarily liable under the following four (4) loans, all of which are current:

Type of debt	Bank loan
Name of creditor	United Bank
Amount outstanding (as of 12/31/15)	$339,412.00
Interest rate and payment schedule	4%, 240 monthly payments of approximately $2,210.
Amortization schedule	6 months of interest followed by 240 payments of $2210.72 with any unpaid interest and principal due at time of maturity
Describe any collateral or security	First lien deed of trust on property located at 16357 Charles Town Road, Charles Town, WV 25414
Maturity date	June 1, 2033

Type of debt	Line of credit
Name of creditor	United Bank
Amount outstanding (as of 12/31/15)	$148,073.00
Interest rate and payment schedule	4% floor, the outstanding principal balance of the loan will be **payable in full on demand or at maturity**, whichever occurs first. **Loan will mature in 12 months and will be reviewed for renewal.**
Amortization schedule	Payments of interest due monthly

Describe any collateral or security	2nd liens on 38 and 43 Cedar Knoll, Cockeysville, MD 21030 (property of Tom Kiefer); 2nd lien on 16357 Charles Town Road, Charles Town, WV 25414
Maturity date	June 22, 2016

Type of debt	Bank loan
Name of creditor	United Bank
Amount outstanding (as of 12/31/15)	$124,419.00
Interest rate and payment schedule	Interest will accrue on the outstanding principal balance of the loan at the rate of 4.75% per year for the first five years. For the remainder of the loan the rate will adjust to 1% above the highest NY Prime Rate.
Amortization schedule	The loan will be payable in 6 months of interest only followed by 240 monthly payment of $862.52.
Describe any collateral or security	First lien deed of trust on property known as 322/324 N. Mildred Street, Charles Town, WV 25414
Maturity date	January 16, 2034

Type of debt	Vehicle Loan
Name of creditor	Ford Motor Credit
Amount outstanding (as of 12/31/15)	$20,766.00
Interest rate and payment schedule	0%, $610.78 every month through November 14, 2018
Describe any collateral or security	2013 Ford C-Max Energi
Maturity date	November 14, 2018

Prior to the organization of the Company and the Promoters contributing their interests in Distillery and Holdings to the Company as capital contributions for their respective Class A Membership Interests, (i) the Promoters made additional capital contributions to Distillery by personally assuming, collectively, debt of Distillery with a principal balance of $595,385.14,

with Holdings thereby being released from the liability, (ii) Linda S. Losey made an additional contribution to Distillery by releasing Distillery from debt with a principal balance of $46,325.59 owed to Linda S. Losey personally; and (iii) Thomas J. Kiefer made an additional contribution to Distillery by releasing Distillery from debt with a principal balance of $46,437.78 owed to Thomas J. Kiefer personally.

Legal Proceedings

As of the date of this Form C, none of the Company, Distillery, or Holdings is a party to any litigation or administrative action that, to the knowledge of the Company, could materially affect its respective operations. Further, the Company is not aware of any threatened (whether on writing or otherwise) litigation or administrative action that may have a material effect upon the Company's, Distillery's, or Holdings' respective business, financial condition, or operations.

No petition for bankruptcy, receivership, or similar proceedings has been filed by or against the Company, Distillery, or Holdings.

No Promoter or officer of Distillery (as set forth under "Management" above): (i) has been the subject of a petition for bankruptcy, receivership, or similar proceedings at any time in the past; (ii) has been an officer, director, or in a similar management position of any business entity that was the subject of a petition for bankruptcy, receivership, or similar proceedings at any time in the past; (iii) has been convicted in a criminal proceeding, excluding traffic violations or other minor offenses; (iv) is named as the subject of a pending criminal proceeding, excluding traffic violations or other minor offenses; (v) has been the subject of a court order, judgment or decree in the last five years related to his or her involvement in any type of business, securities, or banking activity; (vi) has been the subject of a court order, judgment or decree in the last five years related to his or her involvement in any type of business, securities, or banking activity; (vii) has had any civil action threatened against him or her related to his or her involvement in any type of business, securities, or banking activity; (viii) has had any government agency, administrative agency, or administrative court impose an administrative finding, order, decree, or sanction against him or her in the last five years as a result of his or her involvement in any type of business, securities, or banking activity; (ix) is the subject of a pending administrative proceeding related to his or her involvement in any type of business, securities, or banking activity; (x) has had any administrative proceeding threatened against him or her related to his or her involvement in any type of business, securities, or banking activity; (xi) has had a self-regulatory agency impose a sanction against him or her in the last five years as a result of his or her involvement in any type of business, securities, or banking activity; (xii) is the subject of a pending self-regulatory organization proceeding related to his or her involvement in any type of business, securities, or banking activity; or (xiii) has had any self-regulatory organization proceeding been threatened against him or her related to his or her involvement in any type of business, securities, or banking activity.

Competition

Over one thousand (1,000) micro distilleries currently exist in the United States, the vast majority of which concentrate on distilling traditional spirits, like vodkas, whiskeys, and

bourbons. While 64 micro distilleries produce specialty liqueurs and cordials, the primary focus of 59 of those 64 craft distilleries is the production of traditional spirits – with a secondary emphasis on liqueur and cordials. The main focus of the remaining five craft distillers (including Distillery) is solely producing a line of liqueurs.

The four (4) craft distilleries competing with Distillery in the production of liqueurs are: CelloVia, Don Ciccio & Figli, Garofalo Artisan Liqueur, and PollyOdd. Additionally, Thatcher's Organic, a former craft distiller purchased by Beam, Inc. in 2010, is considered a competitor to Distillery. Further discussion of these five (5) competitors is contained in the "Bloomery Plantation Distillery" section of the Business Plan attached to this Form C as Exhibit C.

Distillery does not, and does not expect to, compete on price. Instead, Distillery intends to compete on taste, flavor profile, awards, customer experience, product integration, branding and intellectual property.

General competition in the alcohol beverage industry includes products owned by multinational corporations with significant financial resources. These competitors can use their resources and scale rapidly to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. Demonstrating the farm-fresh and hand-crafted quality of our products are the critical factors for the success of our company. Our products also compete against similar products of small craft distillers. Product quality, performance, value and packaging are also important differentiating factors.

Management

Distillery is managed by the Company. The Company has appointed the following persons as the indicated officers of Distillery:

Thomas J. Kiefer – Chief Executive Officer
Linda S. Losey – Chief Operating Officer & Chief Creative Officer
Robert H. Losey – Chief Sales Officer

Such officers have experience in business. See the section entitled "*Management*" below.

Intellectual Property & Research and Development

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4445291	IC 033. US 047 049. G &	SweetShine	October 3, 2012	December 3, 2013	US

	S: Alcoholic beverages except beer and wine.				
4480023	IC 033. US 047 049. G & S: Alcoholic beverages except beer and wine.	Bloomery SweetShine	February 1, 2013	February 11, 2014	US

Innovation by Distillery's research and development ("R&D") operations is very important to its success. Our goal is for Distillery to discover, develop and bring to market innovative products that address major unmet consumer needs. However, Distillery does not expend a significant amount of capital for R&D as its products generally comprise four simple ingredients: 190° corn liquor, water, sugar and whatever the fruit, root or nut is that we grow or source from other small farms. Distillery spent $982 in 2015 on R&D, and expects to spend $1,080 in 2016 on R&D, primarily on the development of products.

Real Property

Distillery leases its current business facilities, set forth in the following chart, from Holdings. Under the leases, Distillery is required to directly pay all indebtedness secured by the demised premises (as reflected above in the Liabilities & Encumbrances section under the Bloomery Plantation Holdings LLC section), all property taxes upon the demised premises, all property insurance premiums with respect to the demised premises, all expenses of maintenance and improvement of the demised premises, and all other expenses with respect to the demised premises.

Property Address	Own or Lease	Description
16357 Charles Town Road Charles Town, WV 25414	Leased from Holdings	The Distillery is located 2 miles east of Charles Town, WV and is situated on a 12-acre parcel of land where the Shenandoah River meets the Blue Ridge Mountains. Our tasting room experience takes place in a rural two-story 50'x 16' historic log cabin in the woods.
322/324 N. Mildred Street Charles Town, WV 25414	Leased from Holdings	Our 2400 sq. ft. single story production and warehousing

		facility was recently rehabbed and opened in November 2015.

Governmental/Regulatory Approval and Compliance

As a distillery, Distillery is subject to extensive federal, state and local laws and regulations, which laws and regulations are subject to change from time to time. Distillery, and the labeling of its bottles, is regulated and licensed by the federal Alcohol and Tobacco Tax and Trade Bureau of the Department of the Treasury ("TTB"). Distillery's production operations are regulated and licensed by the state of West Virginia, and its sales and marketing activities are regulated and licensed by the various states in which it markets products. The Federal Permit does not need to be renewed every year, but the WV Distillery License is renewed annually. Additionally, Distillery is required to provide periodic reports regarding production, warehousing, sales, and tax matters to governmental regulators.

Distillery's licenses and permits may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that Distillery's conduct violates applicable regulations. Changes in laws, regulations and related interpretations, including changes in taxation requirements and increased enforcement actions and penalties may alter the environment in which Distillery does business.

The Company is dependent on the following regulatory approvals:

Product or Service	**Government Agency**	**Type of Approval**	**Application Date**	**Grant Date**
Distilled Spirits	TTB	Basic Permit	May 22, 2011	July 8, 2011
Distilled Spirits	WV	Mini Distillery	July 11, 2011	August 8, 2011

Expenditures for compliance with federal, state and local environmental laws and regulations are fairly consistent from year to year and are not material to the Company. Such expenditures were approximately $0 for 2015. No material change is expected in fiscal year 2016.

Other

The Company's principal address is 16357 Charles Town Road, Charles Town, West Virginia 25414.

The Company's telephone number is 304-725-3036.

The Company has no other business addresses.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Bloomery Plantation Distillery	Limited Liability Company	WV	December 21, 2010	100.0%
Bloomery Holdings	Limited Liability Company	WV	January 26, 2011	100.0%

Because this Form C focuses primarily on information concerning the Company and its subsidiaries rather than the industry in which the Company and Distillery operate, potential Purchasers may wish to conduct their own separate investigation of the Company's and Distillery's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The gross proceeds of the Offering to the Company will be Three Hundred Thousand Dollars ($300,000), if the Minimum Offering Amount is raised, and Nine Hundred Ninety-Six Thousand Dollars ($996,000), if the Maximum Offering Amount is raised. The net proceeds of the Offering, after deduction of expenses of the Offering, including but not limited to the intermediary's fees, escrow fees, legal fees, and accounting fees, will be contributed by the Company to Distillery, to be used by Distillery primarily for marketing expenses and for working capital for the business operations of Distillery until such time as Distillery realizes net earnings from its operations, and secondarily for acquisition of equipment and capital improvements in the event greater amounts are raised. The following table lists the estimated use of proceeds of the Offering if the Minimum Offering Amount and the Maximum Offering Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.0%	$15,000	5.0%	$49,800
Escrow Fees & Other Expenses of Offering	3.3%	$10,000	1.2%	$12,000
Estimated Attorney Fees	3.7%	$11,000	1.1%	$11,000
Estimated Accountant/ Auditor Fees	2.0%	$6,000	0.6%	$6,000

Marketing	44.0%	$132,000	46.9%	$467,440
Equipment Purchases	0%	$0	2.6%	$26,000
General Working Capital	42.0%	$126,000	22.5%	$223,760
Capital Improvements	0%	$0	20.1%	$200,000
Total	**100%**	**$300,000**	**100%**	**$996,000**

The estimated uses of proceeds set forth above illustrate the present expectation of the Company. Distillery will have discretion to alter the use of proceeds as set forth above. Distillery may alter the use of proceeds under the following circumstances: Although the Distillery's focus will be on expanding nationally, gaining market share and taking the product to the masses, the road map on how to best achieve that may vary as obstacles and challenges arise. Distillery reserves the right to alter the use of proceeds at its discretion, subject to management oversight by the Company, as Distillery determines how to best accomplish the objective.

Proceeds of the Offering will be used, in part, to pay Distillery's operating expenses. Among Distillery's operating expenses are the compensation of management and other personnel of Distillery, including compensation paid the following officers of Distillery, who are the Promoters of this Offering: Linda Losey - Chief Operating Officer/Chief Creative Officer and Robert H. Losey - Chief Sales Officer). Distillery's Chief Executive Officer, Thomas J. Kiefer, currently receives no compensation.

MANAGEMENT, OFFICERS AND EMPLOYEES

The Company is managed by its members in accordance with the provisions of its Operating Agreement. Except as otherwise expressly stated in the Company's Operating Agreement attached hereto as Exhibit B, the holders of the Class A LLC/Membership Interests in the Company have the right, power, and authority to manage, direct, and control all of the business and affairs of the Company and to transact business on its behalf within the scope of the Operating Agreement. Any matter or action relating to the business and affairs of the Company shall be voted upon and decided, and taken or directed to be taken, only by the holders of the Class A LLC/Membership Interests in the Company, unless otherwise required by the Operating Agreement. The holders of the Securities, i.e., the Units of the Class B LLC/Membership Interests in the Company, shall have only the right to vote upon matters concerning the Company and otherwise participate in management as expressly provided under Sections 5.1.2 and 8.1 of the Operating Agreement. The Operating Agreement of the Company may not be amended without the consent of the holders of the Class A LLC/Membership Interests, as well as those members holding at least two thirds (2/3) of the Securities.

The sole holders of the Class A LLC/Membership Interests in the Company are, and shall remain after the Offering, Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey.

The Company, being the sole member of Distillery, has appointed the following officers of Distillery pursuant to Distillery's Operating Agreement: Thomas J. Kiefer – Chief Executive Officer; Linda S. Losey – Chief Operating Officer & Chief Creative Officer; and Robert H. Losey – Chief Sales Officer.

The holders of the Class A LLC/Membership Interests in the Company, and the Officers of Distillery, are listed below along with all positions and offices held at the Company and Distillery, their principal occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications. Additionally, see Distillery's Business Plan attached to this Form C as Exhibit C and the résumés attached thereto:

Name
Thomas J. Kiefer

All positions and offices held with the Company and Distillery and date such position(s) was held with start and ending dates
Holder of 40% of the Class A LLC/Membership Interests in the Company, 9/22/14 - present
Chief Executive Officer of Distillery, 12/21/10 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO of Bloomery Plantation Distillery
Responsibilities: To carry out Distillery's strategic plans and policies, as well as to set the direction and oversee the finances of the company. Tom is the voice of reason and moderating force of Distillery's personalities. He applies his business acumen developed through his decades-work of management and consulting experience as the company emerges as a force in the industry.

Tom has been, from 7/31/06 to present, the Chief and Operations Manager of Baltimore County, Maryland's Bureau of Utilities, which has a $15 million operating budget and 570 employees. In this position, he is responsible for strategic and tactical oversight required for state and federal environmental regulation compliance and for improving business practices to achieve efficient resource utilization.

Education
- Tom is a Civil Engineering graduate and a licensed Professional Engineer in two states (MD, DE)
- 1991 - Wilmington College, Masters of Business Administration
    Gould Award - academic excellence and commitment to students and college mission
- 1978 - Virginia Tech, Bachelor of Science, Civil Engineering
- Certified Safety Manager, ASSE Construction Contract Administration, University of Wisconsin Construction Claims Avoidance, ASCE

Name
Linda S. Losey

All positions and offices held with the Company and Distillery and date such position(s) was held with start and ending dates
Holder of 40% of the Class A LLC/Membership Interests in the Company, 9/22/14 - present
Chief Operating Officer and Chief Creative Officer of Distillery, 12/21/10 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
COO, CCO of Bloomery Plantation Distillery,
Responsibilities: To carry out all aspects of operations, planning, execution, quality control and creative design, including the vision and direction of Distillery, product lines, marketing and branding. Linda directly oversees the manager of production, planning and day-to-day operations of the facility. Linda also works closely with Rob in the overall marketing efforts of the company.

Education
- 1990 - Nazareth College, M.S. in Education, graduated with High Honors
- 1989 - Nazareth College, B.S. in Speech Pathology, graduated Magna Cum Laude
- 1984 - Jamestown Community College, A.A. in Psychology

Name
Robert H. Losey

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Holder of 20% of the Class A LLC/Membership Interests in the Company, 9/22/14 - present
Chief Sales Officer of Distillery, 2/1/12 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CSO of Bloomery Plantation Distillery
Responsibilities: To oversee and manage National Sales and Distribution, marketing, public relations and the managers of the tasting room.

Education
- 1982 - Clarkson College of Technology, Potsdam , NY, Bachelors of Science, Industrial Distribution

---

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Holders of Class A LLC/Membership Interests
Incurrence of indebtedness	Holders of Class A LLC/Membership Interests
Sale of property, interests or assets of the Company	Holders of Class A LLC/Membership Interests
Determination of the budget	Holders of Class A LLC/Membership Interests
Determination of business strategy	Holders of Class A LLC/Membership Interests
Dissolution/liquidation of the Company	Holders of Class A LLC/Membership Interests

Indemnification

Indemnification is authorized by the Company to the holders of the Class A LLC/Membership Interests and any appointed manager for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the Class A Members or such manager by the Company's Operating Agreement or by law, except for fraud, reckless or willful misconduct, gross negligence, bad faith, knowing violation of law, or an intentional breach of the Operating Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has zero (0) employees. Distillery currently has fifteen (15) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Class A LLC/Membership Interests
Amount outstanding	79,680 Units (of 79,680 Units authorized)
Voting Rights	Except as otherwise expressly stated in the Company's Operating Agreement (under Sections 5.1.2 and 8.1), the holders of the Class A LLC/Membership Interests (by vote of the majority of the Units) have the right, power, and authority to manage, direct, and control all of the business and affairs of the Company. All powers of the Company shall be exercised by or under the authority of the Class A Members. Section 5.1.2 of the Operating Agreement provides holders of Class B LLC/Membership Interests a limited right to vote on the Company entering an agreement with an affiliate of a Class A Member. Section 5.1.2 of the Operating Agreement provides holders of Class B LLC/Membership Interests the right to vote on an amendment to the Operating Agreement.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Class B LLC/Membership Interests being offered	While all the authorized Units of Class A LLC/Membership Interests have been issued and are outstanding, the members could, by amendment of the Operating Agreement (with consent of the holders of Class B LLC/Membership Interests), authorize and issue additional Units of Class A LLC/Membership Interests at a later date. The availability of such Units and their potential future issuance may be dilutive and could adversely affect the value of the Units offered hereunder.

Ownership

A majority of the Company is owned by a few people. Those people are Thomas Kiefer, Linda Losey and Robert Losey.

Below, the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities (being the Class A LLC/Membership Interests), calculated on the basis of

voting power, are listed along with the amount they own.

Name	Percentage of Class A LLC/Membership Interests Owned Prior to Offering
Thomas Kiefer	40.0%
Linda Losey	40.0%
Robert Losey	20.0%

Following the Offering, the Purchasers will own none of the Class A LLC/Membership Interests. The Securities offered under this Offering are only Class B LLC/Membership Interests, which generally provide no voting or management rights.

FINANCIAL INFORMATION

Please see (i) the financial information listed on the cover page of this Form C, (ii) that set forth in the "*Business, Description of the Business, Bloomery Plantation Distillery LLC, Business Plan and Financial Information*" section of this Form C above, and (iii) the Company's Financial Statements attached hereto as Exhibit D, in addition to the following information.

Operations

The Company's financial performance and success is wholly dependent upon the performance of Distillery. Distillery currently has cash flow and liquidity problems. Distillery currently operates at a loss.

As the Company moves forward, we believe that Distillery's prior earnings and cash flows are not indicative of future earnings and cash flows. On the tasting room side, the new West Virginia legislation that resulted from our lobbying efforts makes for a more business-friendly climate. The legislation significantly impacts Distillery's tasting room gross profit, raising it from 21% to 37%. On the national warehouse side, implementing a National Sales and Marketing Campaign to gain market share should help push brand awareness and recognition on the liquor store shelves, to the bartenders and mixologists, and ultimately to the end consumer. We expect that Distillery should hit its break-even by May 2017, and thereafter be profitable year over year.

The Company expects that Distillery will achieve profitability in the next 12 months. Currently, Bloomery SweetShine is distributed in WV, DC, VA, TN, MD, PA and NY. Distillery's new production facility is up and running. With scalability in place, Distillery's focus in 2016 will be targeting MA and CA. In addition, in 2017 and beyond, Distillery will be targeting some of the biggest markets for alcohol consumption, as well as some of the toughest states to compete in, including FL and TX. Therefore, the focus will be on creating brand awareness and recognition through a cohesive targeted marketing strategy, including digital marketing, point of sale pieces, brand agents, pop-ups, bartender engagement and media placement.

Distillery currently requires $60,000 a month to sustain operations.

Be advised that the Company's projections, beliefs, and expectations reflected herein are wholly speculative and may be incorrect or inaccurate. Distillery's operations and activities may be unprofitable due to any number of considerations. Investment in the Securities involves the possibility of a total loss of investment. Investment is suitable only for individuals who are financially able to withstand a total loss of their investment.

Liquidity and Capital Resources
The proceeds of the Offering are necessary to the operations of the Company and Distillery. The Offering proceeds are essential to Distillery's operations. Distillery plans to use the proceeds as set forth above under the section entitled "*Use of Proceeds*," which is an indispensable element of its business strategy. The Offering proceeds will have a beneficial effect on Distillery's liquidity, as it currently has $10,000 in cash on hand which will be augmented by the Offering proceeds and used to execute Distillery's business strategy.

Neither the Company nor Distillery have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company has made the following material capital expenditures in the past two years:

In 2013, Holdings purchased a 2,400 sq. ft. facility to expand Distillery's production capability and increase operating efficiency. Throughout 2014 and 2015, we worked at rehabilitating the building for Distillery's operation and Distillery moved into it November 2015. Scalability is in place for the implementation of a National Sales and Marketing Campaign.

The Company does not intend to make any material capital expenditures in the foreseeable future.

Material Changes and Other Information Trends and Uncertainties
The Company does not currently believe it is subject to any material changes, trends or uncertainties (beyond those uncertainties discussed elsewhere herein).

After reviewing the discussion herein concerning the Company's intentions and plans for Distillery's future operations and activities, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic and achievable in their judgment. Potential Purchasers should also assess the consequences to the Company and Distillery of any delays in taking, or failure to accomplish, these steps and whether the Company and/or Distillery will need additional financing to accomplish them.

The Company's Financial Statements attached hereto as Exhibit D are an important part of this Form C and should be reviewed in their entirety.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to thirty-nine thousand eight hundred forty (39,840) Units of Class B LLC/Membership Interests for a maximum amount of $996,000. The Company is attempting to raise a minimum amount of $300,000 in this Offering (the "Minimum Offering Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Offering Amount by September 15, 2016 (the "Offering Deadline") in order to receive any funds under this Offering. If the sum of the investment commitments does not equal or exceed the Minimum Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Offering Amount up to $996,000 (the "Maximum Offering Amount") and the additional Securities will be allocated among Purchasers in the Company's discretion. For instance, in the event that the Company received subscriptions totaling more than the Maximum Offering Amount, the Company, in its absolute discretion, might determine that the Securities be allocated among investors in the order of subscriptions received, or the Company might instead determine that the Securities be allocated among investors on a pro-rata basis to the number of Units subscribed, or the Company might determine some other allocation.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business. Before making an investment decision, you should carefully consider that the price for the Securities has been arbitrarily determined. You are encouraged to determine your own independent value of Distillery and the Company prior to investing.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow by Western Alliance Bank, the escrow agent, in compliance with applicable securities laws until the Minimum Offering Amount of investments is reached. The escrow agent may reject or return funds if it deems, in its discretion, that such is necessary or advisable under applicable laws and industry practices. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Offering Amount has been reached. If the Company reaches the Minimum Offering Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Offering Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Offering Amount is reached, the funds will be released to the Company upon closing

of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing. A Purchaser will receive notice and evidence of entry on the Company's books and records of Securities purchased as soon as practicable after closing.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $25.00, which is the price for a single Unit of the Securities.

The Offering is being made through StartEngine Capital LLC, the Intermediary. The following three fields below set forth the compensation being paid in connection with the Offering.

Commission/Fee (%)
5.0%

Commission/Fee (flat)
NONE

Stock, Warrants and Other Compensation
The Company has not granted, issued, or entered, and there is not currently in force or effect, any purchase agreement, warrant, option, or other right under which any person has rights to purchase or acquire any ownership interest in the Company.

Transfer Agent and Registrar
Fund America Stock Transfer will act as transfer agent and registrar for the Securities.

The Securities
We request that you please thoroughly review the Company's organizational documents, its Articles of Organization attached hereto as Exhibit A and its Operating Agreement attached hereto as Exhibit B, in conjunction with the following summary information.

The Securities offered pursuant to this Offering are up to thirty-nine thousand eight hundred forty (39,840) Units of Class B LLC/Membership Interests in the Company of the total seventy-nine thousand six hundred eighty (79,680) of such Units authorized under the Company's Operating Agreement. As of the date of this Form C, zero (0) Units of Class B LLC/Membership Interests are issued and outstanding, and this Offering is the first offering of Units of Class B LLC/Membership Interests in the Company. If the Offering is fully subscribed for the maximum thirty-nine thousand eight hundred forty (39,840) Units of Class B LLC/Membership Interests, an additional thirty-nine thousand eight hundred forty (39,840) Units of Class B LLC/Membership Interests will remain available for issuance under the terms of the Operating Agreement.

In addition to the Securities offered under this Offering, there are seventy-nine thousand six hundred eighty (79,680) Units of Class A LLC/Membership Interests in the Company that are authorized, all of which are issued and outstanding. None of such Class A LLC/Membership Interests in the Company are offered or available under this Offering. No distributions have previously been made by the Company with respect to the Class A LLC/Membership Interests.

At the initial closing of this offering (if the Minimum Offering Amount is sold), the Company will have twelve thousand (12,000) Units of Class B LLC/Membership Interests outstanding.

Distributions
After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of Units of the LLC/Membership Interests (whether Class A or Class B). The holders of Units of the Class A LLC/Membership Interests determine when and how distributions are made. Particular rights of holders of the Securities are discussed in the section below entitled "*Rights and Obligations*."

The Company will not be required to make special minimum tax distributions to holders of LLC/Membership Interests (whether Class A or Class B), in the event that regular distributions are insufficient to pay such holders' tax liabilities.

Allocations
Profit and Loss is allocated among the holders of Units of the LLC/Membership Interests in the Company (whether Class A or Class B) as specified in Section 4.2 of the Company's Operating Agreement attached hereto as Exhibit B. See said section for further detail regarding allocations.

Rights and Obligations
Investors who purchase the Securities will be holders of Units of the Class B LLC/Membership Interests in the Company, whose rights and obligations will be governed by the Company's Operating Agreement attached hereto as Exhibit B.   Completion and submission of a Subscription Agreement shall, upon closing of the investor's purchase of the Securities subscribed, constitute the investor's execution of the Class B Member Counterpart Signature Page and Acknowledgement attached to the Operating Agreement, by which the investor agrees to all the terms and conditions contained in the Operating Agreement.   The following summarizes only certain provisions of the Operating Agreement. Prospective investors should read the entire Operating Agreement for complete information concerning the rights and obligations of the members of the Company.

> (a)   **The holders of Units of the Class B LLC/Membership Interests will generally NOT be entitled to vote upon matters concerning the Company or otherwise participate in management of the Company.** The holders of such Units shall have only the rights to vote upon matters and participate in management as expressly provided under Sections 5.1.2.1 and 8.1 of the Operating Agreement, which rights are limited to the following extraordinary matters: (i) approval of agreements with affiliates of Class A Members (unless on commercially reasonable terms) and (ii) amendment of the Company's Operating Agreement.   See the Company's Operating Agreement, specifically including Section V thereof, for additional information regarding

management.

(b)   The holders of Units of the Class B LLC/Membership Interests shall be entitled to the "Preferred Return" specified in Section 3.3.1 of the Company's Operating Agreement. The Preferred Return is a cumulative, annual return equal to ten percent (10%) of a Unit holder's "Unreturned Capital Contributions" (as defined in the Operating Agreement - being the price paid for the holder's Units reduced, but not below zero, by the distributions discussed in the following item (c)). No other distributions may be paid to any holders of Membership Interests until the accrued and unpaid Preferred Return for prior years and the then current year is paid.

(c)   Subject to item (b) above, until the "Unreturned Capital Contributions" (as referenced in item (b) above) of all the holders of Units of the Class B LLC/Membership Interests are reduced to zero, distributions by the Company shall be shared as follows: (i) at least fifty percent (50%) to the holders of such Units then with Unreturned Capital Contributions, pro rata in proportion to their Units, to the extent of their respective Unreturned Capital Contributions; and (ii) the balance as provided in item (d) below. See the Company's Operating Agreement, specifically including Section 4.1.2 thereof, for additional information regarding the distributions.

(d)   Subject to items (b) and (c) above, distributions by the Company shall be made to the holders of LLC/Membership Interests (whether Class A or Class B), in proportion to the respective units of LLC/Membership Interests held. See the Company's Operating Agreement, specifically including Section 4.1.3 thereof, for additional information regarding the distributions.

(e)   Upon dissolution of the Company, after payment of all debts, liabilities, and other obligations to creditors and allocation of profit or loss in accordance with provisions of the Operating Agreement, the remaining assets of the Company shall be distributed as provided in items (b), (c), and (d) above. See the Company's Operating Agreement, specifically including Section 4.3 thereof, for additional information regarding distributions on dissolution.

(f)   Except as expressly set forth herein and in the Operating Agreement, the Units of LLC/Membership Interests in the Company (whether Class A or Class B) are not redeemable, have no conversion rights, and carry no preemptive or other rights to subscribe for or purchase additional Units in the event of a subsequent offering.

(g)   Notwithstanding the preceding item (f), as provided and on the terms and in the limited situations set forth in Section 3.3.3 of the Company's Operating Agreement, the Company may redeem and purchase back from investors any Units issued under this Offering without further consent or approval of the investors for a purchase price equal to: (i) the Unit holder's "Unreturned Capital Contributions" (as referenced in item (b) above); plus (ii) an interest component equal to fifteen percent (15%), per annum, non-compounded, of the total price paid under this Offering for the Units, but with the total interest component not to exceed the total price paid under this Offering, reduced by any

Preferred Returns previously paid to the holder. See the Company's Operating Agreement, specifically including Section 3.3.3 thereof, for additional information regarding the Company's redemption right.

(h)   Notwithstanding the preceding item (f), each holder of Units shall have (i) a preemptive right to purchase a *pro rata* share of additional units of membership interest hereafter offered by the Company, and (ii) a right to participate in loans made to the Company to provide additional funding. See the Company's Operating Agreement, specifically including Section 3.3.2 thereof, for additional information regarding such rights.

(i)   All of the Units shall be fully-paid and non-assessable upon receipt of a paid subscription.

Capital Contributions
The holders of LLC/Membership Interests (whether Class A or Class B) are not required to make additional capital contributions following the Offering to the Company.

Restrictions on Transfer
Transfers of LLC/Membership Interests in the Company are subject to certain restrictions set forth in Section 8.2 of the Company's Operating Agreement attached hereto as Exhibit B. See said section for further detail regarding transfer restrictions.

All transfers of LLC/Membership Interests are subject to state and federal securities laws. The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, (iii) as part of an offering registered with the SEC, or (iv) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Drag-Along Provisions
Pursuant to provisions of the Company's Operating Agreement attached hereto as Exhibit B, the holders of the Class A LLC/Membership Interests have Drag-Along rights. "Drag-Along rights" means that, in the event the holders of all the Units of Class A LLC/Membership Interests elect to sell all such Units to an unrelated, unaffiliated, bona-fide third- party (an "Acquirer") on a good-faith, arm's length basis, the Company (by action of the holders of the Units of Class A LLC/Membership Interests) may compel the holders of the Units of Class B LLC/Membership Interests to sell all the Class B LLC/Membership Interests to the Acquirer, and any net proceeds of such sale shall be distributed in the same manner as provided upon dissolution of the

Company. Further, if the holders of the Class A LLC/Membership Interests negotiate a sale or other transfer to an Acquirer on a good-faith, arm's length basis, of all of the Units of Class A LLC/Membership Interests or all or substantially all of the Company's assets, the holders of the Securities shall cooperate in the negotiation and consummation of any such sale or other transfer.

Withdrawal

The Company is not required to make payments to a holder of LLC/Membership Interests (whether Class A or Class B) upon such holder's withdrawal from the Company.

Voting and Control

Except as otherwise expressly stated in the Company's Operating Agreement attached hereto as Exhibit B, the holders of the Class A LLC/Membership Interests in the Company have the right, power, and authority to manage, direct, and control all of the business and affairs of the Company. Any matter or action relating to the business and affairs of the Company shall be voted upon and decided, and taken or directed to be taken, only by the holders of the Class A LLC/Membership Interests in the Company, unless otherwise required by the Operating Agreement. The holders of the Securities, i.e., the units of the Class B LLC/Membership Interests in the Company, shall have only the right to vote upon matters concerning the Company and otherwise participate in management as expressly provided under Sections 5.1.2 and 8.1 of the Operating Agreement, which rights are limited to the following extraordinary matters: (i) approval of agreements with affiliates of Class A Members (unless on commercially reasonable terms) and (ii) amendment of the Company's Operating Agreement. The Operating Agreement of the Company may not be amended without the consent of the holders of the Class A LLC/Membership Interests, as well as those members holding at least two thirds (2/3) of the Securities.

No voting agreements or equity-holder agreements exist among the holders of the Units of Class A LLC/Membership Interests.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, except to the extent of the pre-emptive rights discussed in item (h) in the section entitled "*Rights and Obligations*" above.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an LLC/Membership Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their LLC/Membership Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member, or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;
- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);
- financial institutions or broker-dealers;
- Non-U.S. holders (as defined below);
- U.S. expatriates;
- subchapter S corporations;
- U.S. holders whose functional currency is not the U.S. dollar;
- regulated investment companies and REITs;
- trusts and estates;
- persons subject to the alternative minimum tax provisions of the Code; and
- persons holding our LLC/Membership Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Company has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of LLC/Membership Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor

regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Company believes that interests in the Company will not be traded on an established securities market. The Company also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

The Regulations provide certain safe harbors from treatment as a publicly traded partnership under Code section 7704. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. This Offering of LLC/Membership Interests will not be registered under the Securities Act. Generally, an entity that owns membership interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of LLC/Membership Interests that may cause such interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations
The Company is taxed as a partnership and not as an association taxable as a corporation. Accordingly, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Company believes that the allocations provided by the Operating Agreement should have substantial

economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the LLC/Membership Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his LLC/Membership Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions
The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions.

Code section 465 limits a taxpayer's deductible loss to the amount the taxpayer has at risk relative to an activity. Generally, loss deductions are limited to the amount of the taxpayer's cash contribution and the adjusted basis of property contributed to the activity, plus amounts borrowed for which the taxpayer is personally liable or for which the taxpayer has pledged non-activity assets that secure the amount borrowed. A loss disallowed under the at-risk rules may be used as a deduction from the same activity in the next tax year.

Generally, losses from passive activities may not be deducted from non-passive income (e.g., wages, interest, or dividends) under Code section 469. The at-risk rules discussed in the preceding paragraph are applied before the passive activity loss rules in determining an allowable loss. To the extent that the total deductions from passive activities exceed the total income from these activities in a tax year, the excess is not allowed as a deduction for the tax year. However, disallowed passive losses may be carried forward to the next tax year.

To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of LLC/Membership Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters.   Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes
Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Taxation of Interests - Other Taxes
The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective

investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits
Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation
In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion
Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the LLC/Membership Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members
Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains

derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice
Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Company or its principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues
A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Distributions or Payments

Related Person/Entity	Linda Losey and Rob Losey
Relationship to the Company	Linda – Class A Member (40%), COO/CCO Rob – Class A Member (20%), CSO
Total amount of money involved	$1,600.00 per person per two (2) week period
Benefits or compensation received by related person	Compensation for services rendered as officers of Distillery (payable as guaranteed payment in lieu of salary); Paid when funds available
Benefits or compensation received by Company	Linda runs the Operations of the Company. Rob runs the Sales and Distribution side of the Company.

Additionally, the Company has the following related person transactions:

Payable to Related Party
The payable to related party consists of personal credit card debt incurred by a Member for Company expenditures.

Collateral, Personal Guarantees
Substantially all assets of the Company are pledged as collateral on notes payable to a bank. Two of the Company's Class A Members have issued personal guarantees on the notes.

Family Employees
Occasionally, the Company employs relatives of the Members in various non-executive capacities. In such cases, these employees are paid customary and prevailing wages which the management believes to constitute arms-length transactions.

Conflicts of Interest
The Company is not aware that it has engaged in any transactions or relationships which may

give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

After due and reasonable inquiry, the Company represents that, to its best information, knowledge, and belief, neither the Company, any member of the Company, any promoter connected with this Offering, any person that has been or will be paid remuneration for solicitation of purchases in connection with this Offering, nor any other person listed in Section 227.503(a) of Regulation CF in connection with this Offering has been subjected to or the recipient of any conviction, order, judgment, decree, suspension, expulsion, bar, or other event that is a disqualifying event as contemplated under Section 227.503 of Regulation CF.

Perks

The Company may, in its discretion, from time to time, offer various "perks" to investors that purchase securities at designated dollar thresholds. Any such perks offered will be posted on the intermediary's portal.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

BLOOMERY INVESTMENT HOLDINGS, LLC



By: _____
              Linda S. Losey
                 and



By: _____
              Thomas J. Kiefer
                 and



By: _____
              Robert H. Losey

Being all the Members of Bloomery Investment Holdings, LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Date: ___5/16/16___



_____
Linda S. Losey, Manager & Class A Member

Date: ___5/16/16___



_____
Thomas J. Kiefer, Class A Member

Date: ___5/16/16___



_____
Robert H. Losey, Class A Member

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

BLOOMERY INVESTMENT HOLDINGS, LLC

By:

Linda S. Losey

and

By:

Thomas J. Kiefer

and

By:

Robert H. Losey

Being all the Members of Bloomery Investment Holdings, LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Date: 6/17/16

Linda S. Losey, Manager & Class A Member

Date: 6/17/16

Thomas J. Kiefer, Class A Member

Date: 6/17/16

Robert H. Losey, Class A Member

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Company's Articles of Organization

Exhibit B   Company's Operating Agreement

Exhibit C   Distillery's Business Plan

Exhibit D   Company's Reviewed Financial Statements

Exhibit E   Transcript of Video

EXHIBIT A

Company's Articles of Organization

State of West Virginia



Certificate

*I, Natalie E. Tennant, Secretary of State of the
State of West Virginia, hereby certify that*

BLOOMERY INVESTMENT HOLDINGS, LLC

Control Number: 9A79R

has filed its "Articles of Organization" in my office according to the provisions of West Virginia
Code §§31B-2-203 and 206. I hereby declare the organization to be registered as a limited
liability company from its effective date of September 22, 2014 until the expiration of the term
or termination of the company.

Therefore, I hereby issue this

CERTIFICATE OF A LIMITED LIABILITY COMPANY



*Given under my hand and the
Great Seal of the State of
West Virginia on this day of
September 22, 2014*

Secretary of State

CTRL # 9A79R

ARTICLES OF ORGANIZATION
of
BLOOMERY INVESTMENT HOLDINGS, LLC

The undersigned, acting as Organizer of a West Virginia limited liability company pursuant to the provisions of Chapter 31B, Article 2, Section 202, of the West Virginia Code, which limited liability company has not been formed, does hereby adopt the following Articles of Organization for such limited liability company:

1. **NAME:** The name of the limited liability company shall be:

   Bloomery Investment Holdings, LLC

2. **INITIAL DESIGNATED OFFICE/PRINCIPAL OFFICE:** The physical and mailing address of the initial designated office and the principal office of the limited liability company shall be:

   16357 Charles Town Road
   Charles Town, WV 25446

3. **AGENT FOR SERVICE OF PROCESS:** The name of the initial agent for service of process on the limited liability company shall be as follows, which agent may be served at the designated office address:

   Eric K. Bell

4. **ORGANIZER:** The name and address of the sole Organizer of the limited liability company are as follow:

   Michael J. Funk
   Steptoe & Johnson PLLC
   1250 Edwin Miller Boulevard, Suite 300
   Martinsburg, West Virginia 25404

5. **PERIOD OF DURATION:** The limited liability company shall be an At-Will Company (within the meaning of Chapter 31B of the West Virginia Code) with an indefinite period of duration, and shall NOT be a Term Company.

6. **MANAGEMENT:** The limited liability company shall be a Member-Managed Company (within the meaning of Chapter 31B of the West Virginia Code) in which management power and authority shall reside exclusively in its Class A members, except as otherwise provided in its operating agreement, and the name and address of the Class A members, each of whom are the only members authorized to execute instruments on behalf of the limited liability company, are as follow; *provided,* that no member or members shall have authority to execute and deliver any instrument transferring or affecting the limited liability company's interest in real estate unless

Invoice Ticket
STEPTOE & JOHNSON

MA6697349.1

such instrument is executed by Class A members owning at least sixty-six percent (66%) of the Class A membership interests in the limited liability company:

NAME	ADDRESS
Linda S. Losey	18000 Falls Road, Hampstead, MD 21074
Thomas J. Kiefer	18000 Falls Road, Hampstead, MD 21074
Robert H. Losey	16420 Dubbs Road, Sparks, MD 21152

7. **LIABILITY OF MEMBERS FOR DEBTS:** No member of the limited liability company shall be liable for the debts, obligations, and liabilities of the limited liability company under Chapter 31B, Article 3, Section 303(c) of the West Virginia Code.

8. **PURPOSES:** The purpose or purposes for which the limited liability company is organized are as follow: To be a holding company that holds all the ownership interests in, and controls and oversees the operations of, various subsidiary entities; and the transaction of any or all other lawful business for which limited liability companies may be organized under the laws of West Virginia.

9. **EFFECTIVE DATE:** The requested effective date of these Articles of Organization is the date and time of filing.

10. **E-MAIL ADDRESS:** The E-mail address where business correspondence from the Office of Secretary of State may be received is: LLosey@aol.com.

11. **EXCESS ACREAGE:** The limited liability company holds or expects to hold less than twenty (20) acres of land in West Virginia.

12. **CONTACT INFORMATION:** The name, telephone number, and e-mail address of the limited liability company's contact person in case of any problems or questions with regard to filing is:


Michael J. Funk
304-262-3522
michael.funk@steptoe-johnson.com


IN WITNESS WHEREOF, the undersigned Organizer of the limited liability company, for the purpose of organizing the limited liability company under the laws of the State of West Virginia, does execute, make, and deliver these Articles of Organization this 22nd day of September, 2014.



MICHAEL J. FUNK, Organizer

Prepared by: Steptoe & Johnson PLLC, 1250 Edwin Miller Blvd., Ste. 300, Martinsburg, WV 25404.

MA6697349.1

State of West Virginia
Office of the Secretary of State
Natalie E Tennant, Secretary of State of West Virginia, do hereby
certify this is a true and correct copy of the original record now in
my official custody as Secretary of State.

Given under my hand and the
Great Seal of the State of West Virginia
on ______
Natalie E Tennant, Secretary of State
By: ______
WV SOS Representative

Notice: This is an official certification only when reproduced in red ink.

EXHIBIT B

Company's Operating Agreement

THE INTERESTS DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACT OF ANY STATE OR JURISDICTION. NO SALE, OFFER TO SELL, OR OTHER TRANSFER OF THESE INTERESTS MAY BE MADE BY AN INTEREST HOLDER UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR UNLESS, IN THE OPINION OF COUNSEL TO THE COMPANY, THE PROPOSED DISPOSITION FALLS WITHIN A VALID EXEMPTION FROM THE REGISTRATION PROVISIONS OF THOSE ACTS.

SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF BLOOMERY INVESTMENT HOLDINGS, LLC

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT (this "**Agreement**") is made effective as of the 17th day of June 2016, by and among the Class A Members identified on Exhibit A attached hereto and Bloomery Investment Holdings, LLC, a West Virginia limited liability company (the "**Company**").

Explanatory Statement

The Class A Members organized the Company and, as part of their initial Capital Contributions in consideration for their respective Units of Class A Membership Interests in the Company, have contributed their respective membership interests in each of Bloomery Plantation Distillery LLC, a West Virginia limited liability company ("**Distillery**"), and Bloomery Plantation Holdings LLC, a West Virginia limited liability company ("**Holdings**"), which respective membership interests collectively constitute all the membership interests in both Distillery and Holdings. The Class A Members have elected that the Company may, from time to time, offer and issue such number of Units of Class B Membership Interests as the Company shall determine (subject to the maximum of 79,680 of such Units authorized in this Agreement) for such consideration as the Company shall determine. Upon (i) payment by a subscriber of the specified consideration for Class B Membership Interests offered and subscribed, and (ii) execution by the subscriber of a Class B Member Counterpart Signature Page and Acknowledgement (in the form attached hereto), the Units of Class B Membership Interests subscribed shall be issued to the subscriber and the subscriber shall be admitted as a Class B Member of the Company subject to all the terms of, and subject to the conditions set forth in, this Agreement. Upon admission of one or more Class B Members, (i) Exhibit B attached hereto shall be revised to add the names and addresses of the new Class B Members, add their respective Capital Contributions, add their respective Units of Class B Membership Interests, and add or revise as appropriate the respective percentages of all the Class B Members in both (A) the total Units of Class B Membership Interests then outstanding and (B) the total Units of both Class A and Class B Membership Interests then outstanding, and (ii) Exhibit A attached hereto shall be revised to reflect the change in the respective percentages of all the Class A Members in the total Units of both Class A and Class B Membership Interests then outstanding.

WHEREAS, the Class A Members and the Company previously entered that certain Operating Agreement dated effective the 22nd day of September, 2014 (the "Initial Operating Agreement");

7207784.2

WHEREAS, the Class A Members and the Company previously amended certain provisions of the Initial Operating Agreement and restated the operating agreement of the Company, as amended, by entry into that certain Amended and Restated Operating Agreement dated effective the 22nd day of April 2016 (the "First A&R Operating Agreement");

WHEREAS, the Class A Members and the Company desire to amend certain provisions of the First A&R Operating Agreement and restate the same, as amended; and

WHEREAS, the Class A Members and the Company desire and intend that this Second Amended and Restated Operating Agreement amend the First A&R Operating Agreement as desired, and supersede the same as the restated operating agreement of the Company.

NOW, THEREFORE, in consideration of the foregoing Explanatory Statement and recitals, which are incorporated herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section I
Defined Terms

As used herein, the following terms have the meanings respectively set forth below:

"*Act*" means the West Virginia Uniform Limited Liability Company Act, West Virginia Code § 31B-1-101, *et seq.*, as amended from time to time.

"*Adjusted Capital Account Deficit*" means, with respect to any Interest Holder, the deficit balance, if any, in the Interest Holder's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments: (i) the deficit shall be decreased by any amounts which the Interest Holder is obligated to restore pursuant to Regulation Section 1.704-1(b)(2)(ii)(c) or is deemed obligated to restore pursuant to Regulation Section 1.704-2; and (ii) the deficit shall be increased by the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6). This definition is intended to comply with the provisions of Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"*Affiliate*" means, as to any Person, any other Person directly or indirectly (through one or more intermediaries) Controlling, Controlled by or under direct or indirect common Control with such Person.

"*Attorney-in-Fact*" has the meaning set forth in Section 5.6.1 hereof.

"*Acquirer*" has the meaning set forth in Section 8.5 hereof.

"*Capital Account*" means the account maintained by the Company for each Interest Holder in accordance with the following provisions: (i) an Interest Holder's Capital Account shall be credited with the Interest Holder's Capital Contributions, the amount of any Company liabilities assumed by the

7207784.2

2

Interest Holder (or which are secured by Company property distributed to the Interest Holder), the Interest Holder's distributive share of Profit and any item in the nature of income or gain specially allocated to such Interest Holder pursuant to the provisions of Section IV (other than Section 4.4.6); and (ii) an Interest Holder's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Interest Holder, the amount of any liabilities of the Interest Holder assumed by the Company (or which are secured by property contributed by the Interest Holder to the Company), the Interest Holder's distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Interest Holder pursuant to the provisions of Section IV (other than Section 4.4.6). If any Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Interest. If the book value of Company property is adjusted pursuant to Section 4.4.6, the Capital Account of each Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Interest Holders shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

"*Capital Contribution*" or "*Capital Contributions*" means, with respect to any Interest Holder, the amount of cash contributed to the Company by such Interest Holder.

"*Capital Proceeds*" means and refers to the aggregate amount of (i) proceeds received by the Company from the financing or refinancing of any existing debt; plus (ii) proceeds received by the Company from the sale, condemnation, or other disposition of all or any part of any Company property (but only to the extent such proceeds are in excess of those funds necessary to restore, repair, replace or otherwise remedy the loss giving rise to such claim); plus (iii) proceeds received by the Company from title or property, casualty, fire, and extended coverage insurance proceeds attributable to any Company property (but only to the extent such proceeds are in excess of those funds necessary to restore, repair, replace or otherwise remedy the loss giving rise to such claim); less (iv) the expenses of the Company incurred in connection with any of the foregoing, including, without limitation, legal and accounting fees and other current expenses; and less (v) any accrued but unpaid Company expenses.

"*Class A Member*" means that Person or Persons designated as such on Exhibit A attached hereto.

"*Class A Membership Interests*" means the Membership Rights of Class A Members as specified in this Agreement. The Company is authorized to issue and have outstanding at any time up to seventy-nine thousand six hundred eighty (79,680) Units of Class A Membership Interests. Additional Class A Membership Interests may be authorized only by amendment of this Agreement.

"*Class B Member*" means that Person or Persons admitted as a Class B Member of the Company in accordance with the provisions of the Explanatory Statement above and designated as such on Exhibit B attached hereto.

"*Class B Membership Interests*" means the Membership Rights of Class B Members as

specified in this Agreement.   The Company is authorized to issue and have outstanding at any time up to seventy-nine thousand six hundred eighty (79,680) Units of Class B Membership Interests. Additional Class B Membership Interests may be authorized only by amendment of this Agreement.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Company*" means the limited liability company formed in accordance with this Agreement.

"*Conditions of Transfer*" has the meaning set forth in Section 8.2.4 hereof.

"*Control*," "*Controlling*" and "*Controlled*" means, with respect to any specified Person, the power to direct or cause the direction of the management or policies of the controlled Person directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. The terms "Controlled," "Controlling" and "Controls" have meanings correlative to the foregoing.

"*Control Rights*" means the right to manage and control a Member Entity and, in particular, such individual's exclusive right to control such Member Entity's vote (to the extent permitted hereunder) as a Member of the Company.

"*Distillery*" has the meaning set forth in the Explanatory Statement above.

"*Entity*" means any corporation, association, limited liability company, partnership, trust, estate, or other legal entity of a similar nature to the foregoing.

"*Funding Amount*" has the meaning set forth in Section 3.3.2.2 hereof.

"*Funding Date*" has the meaning set forth in Section 3.3.2.2 hereof.

"*Guaranteed Payment*" means any guaranteed payment as defined in Section 707(c) of the Code.

"*Holdings*" has the meaning set forth in the Explanatory Statement above.

"*Interest*" means a Person's share of the Profits and Losses of, and the right to receive distributions from, the Company.

"*Interest Component*" has the meaning set forth in Section 3.3.3 hereof.

"*Interest Holder*" means any Person who holds an Interest. An Interest Holder's rights are limited to only those economic rights as provided in the definition of "Interest" and does not include the right to (i) vote, (ii) participate in any respect in the management of the Company, (iii) inspect the books and records of the Company, or (iv) otherwise receive information from or concerning the Company.

"*Involuntary Withdrawal*" means, with respect to any Member, the occurrence of any of the following events: (i) the Member makes an assignment for the benefit of creditors; (ii) the Member

files a voluntary petition of bankruptcy; (iii) the Member is adjudged bankrupt or insolvent or there is entered against the Member an order for relief in any bankruptcy or insolvency proceeding; (iv) the Member files a petition or answer seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation; (v) the Member seeks, consents to, or acquiesces in the appointment of a trustee for, receiver for, or liquidation of the Member or of all or any substantial part of the Member's properties; (vi) the Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding described in Subsections (i) through (v); (vii) any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, continues for one hundred twenty (120) days after the commencement thereof, or the appointment of a trustee, receiver, or liquidator for the Member or all or any substantial part of the Member's properties without the Member's agreement or acquiescence, which appointment is not vacated or stayed by the date which is one hundred twenty (120) days after the commencement thereof or, if the appointment is stayed, by the date which is one hundred twenty (120) days after the expiration of the stay during which period the appointment is not vacated; (viii) if the Member is an individual, the Member's death or adjudication by a court of competent jurisdiction as incompetent to manage the Member's person or property; (ix) if the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust; (x) if the Member is a partnership or another limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company; (xi) if the Member is a corporation, the dissolution of the corporation or the revocation of its charter; (xii) if the Member is an estate, the distribution by the fiduciary of the estate's entire interest in the limited liability company; or (xiii) the transfer of all or a part of a Member's Membership Rights pursuant to a separation or divorce, the foreclosure of any lien or security interest, a judicial sale or otherwise by operation of law.

"*Manager*" means the initial manager designated under Section 5.1.1.1, being Linda Losey, and any successor manager hereafter designated under said section.

"*Member*" means each Person signing this Agreement and any Person who subsequently is admitted as a Member of the Company; and "*Members*" means the Class A Members and Class B Members collectively. Each Member holds an Interest in the Percentages as identified on Exhibit A or Exhibit B, as the case may be.

"*Member Loan Nonrecourse Deductions*" means any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Regulation Section 1.704-2(i).

"*Membership Rights*" means all of the rights of a Member in the Company (as provided for in this Agreement), including (i) a Member's Interest, (ii) to the extent permitted hereunder, the right to inspect the books and records of, or otherwise receive information from or concerning, the Company and (iii) to the extent permitted hereunder, the right to vote or participate in any respect in the management of the Company.

"*Minimum Gain*" has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Interest Holder, applying principles consistent with both

the foregoing definition and the Regulations promulgated under Section 704 of the Code.

"*Net Cash Flow*" means, for any taxable year of the Company, all cash receipts from operations of the Company (including amounts previously set aside as reserves where and to the extent that those amounts are no longer required as determined by the Class A Members), excluding Capital Contributions and Capital Proceeds; *less* all operating expenses actually paid and interest and principal payments on loans and other debts of the Company and any reserves as determined necessary or appropriate by the Class A Members for any purpose.

"*Nonrecourse Deduction*" has the meaning set forth in Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Regulation Section 1.704-2(c).

"*Offered Units*" has the meaning set forth in Section 3.3.2.1(ii) hereof.

"*Offering Notice*" has the meaning set forth in Section 3.3.2.1(i) hereof.

"*Percentage*" means the Percentage of All Units from time to time set forth beside the name of a Member or Interest Holder on Exhibit A or Exhibit B, as the case may be, to this Agreement, as amended from time to time. The "*Percentage of All Units*" reflects the percentage of the total number of Units of both Class A and Class B Membership Interests in the Company then outstanding that the subject Member's Units (whether of Class A or Class Membership Interests) constitute at the relevant time.

"*Person*" means and includes an individual or any Entity.

"*Preferred Return*" has the meaning set forth in Section 3.3.1 hereof.

"*Pro Rata Share*" has the meaning set forth in Section 3.3.2.1(ii) hereof.

"*Profit*" and "*Loss*" mean, for each taxable year of the Company or other period, an amount equal to the Company's taxable income or loss for the year or period, determined in accordance with Code Section 703(a), with the following adjustments: (i) all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss; and (ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss; and (iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss; and (iv) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal income tax purposes; and (v) in lieu of the depreciation, amortization, or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and (vi) notwithstanding any other provision of this definition, any items which

are specially allocated pursuant to Section 4.4 hereof shall not be taken into account in computing Profit or Loss.

"*Property*" means the following real property, and improvements now or hereafter located thereon, situated in Jefferson County, West Virginia: (i) an improved tract of 12.00 acres, more or less, located at 16357 Charles Town Road, Charles Town; and (ii) two lots, each being 25' by 125', upon which is located a warehouse facility, situated at 322–324 Mildred Street, Charles Town.

"*Regulation(s)*" means the Treasury Regulations, including Temporary Regulations, from time to time adopted under the Code.

"*Sale Event*" has the meaning set forth in Section 8.5 hereof.

"*Successor*" has the meaning set forth in Section 8.4 hereof.

"*Tax Matters Member*" has the meaning set forth in Section 7.5 hereof.

"*Transfer*" means, when used as a noun, the voluntary or involuntary, sale, assignment, hypothecation, pledge, substitution, transfer or other disposition (whether by gift, pursuant to a separation or divorce, the foreclosure of any lien or security interest, a judicial sale, by operation of law or otherwise), with or without consideration, and when used as a verb shall mean to cause or make any such sale, assignment, hypothecation, pledge, substitution, transfer or other disposition of any kind.

"*Unit or Units*" means each of the Member's units of Membership Interests (whether Class A or Class B) in the Company shown next to the name of such member on Exhibit A or Exhibit B, as the case may be, attached hereto.

"*Unreturned Capital Contributions*" means with respect to each holder of an Interest with respect to a Class B Membership Interest, whether a Member or an Interest Holder, the cumulative total of such Interest Holder's initial cash Capital Contributions (as may be increased, from time to time, by any additional cash Capital Contributions made by such Interest Holder) reduced, but not below zero, by all distributions of Unreturned Capital Contributions made to such Interest Holder pursuant to Sections 4.1.2. Reduction of Unreturned Capital Contributions by such distributions shall not be considered to effect redemption of Class B Membership Interests.

Other terms are defined throughout the text of this Agreement.

Section II
Formation; Name; Purpose; Term

2.1.   *Organization*. The Company has been organized pursuant to the Act and the terms of this Agreement and, in furtherance of that purpose, Articles of Organization of the Company were duly adopted and filed with the Office of the Secretary of State of the State of West Virginia, and said Office issued a Certificate of a Limited Liability Company, on September 22, 2014.

2.2.	*Name*. The name of the Company shall be "Bloomery Investment Holdings, LLC."

2.3.	*Purpose*. The Company's business and purpose shall be to be a holding company that holds all the membership interests in, and controls and oversees the operations of, Distillery and Holdings.

2.4.	*Term*. The Company was organized at the time a Certificate of a Limited Liability Company for the Company was issued by the Secretary of State of the State of West Virginia. The Company is an "at-will company" within the meaning of Section 31B-1-101(2) of the Act and shall continue in existence in perpetuity, unless sooner dissolved pursuant to Section VI of this Agreement.

Section III
Members, Percentages and Capital Contributions

3.1.	*Members and Percentages*. The name of, and Percentage and Units held by, each Member and Interest Holder is set forth on Exhibit A or Exhibit B, as the case may be, attached hereto.

3.2.	*Capital Contributions*. As of the date of this Agreement, the Class A Members' initial Capital Contributions are as set forth in Exhibit A attached hereto. The initial Capital Contributions of Class B Members will be set forth on Exhibit B, from time to time, when Class B Membership Interests are issued, in accordance with the Explanatory Statement above. No Member or Interest Holder shall be required to contribute any additional capital to the Company.

3.3	*Special Rights and Obligations of Class B Members.*

3.3.1.	*Preferred Return*. Each holder of an Interest with respect to a Class B Membership Interest, whether a Member or an Interest Holder, shall earn a cumulative, non-compounded, annual return equal to ten percent (10.0%) of the Unreturned Capital Contributions of the subject Interest Holder, computed daily from and including the date of issuance of the subject Units to and including the relevant date of calculation (the "**Preferred Return**"). The Preferred Return shall be distributable to the Interest Holders, respectively, out of Net Cash Flow and Capital Proceeds of the Company as provided in Sections 4.1 and 4.3 hereof. For any taxable year of the Company which is not a full twelve (12) month period, the Preferred Return shall be determined pro rata based on a 360-day year. If for any taxable year the Preferred Return is not paid in full, the portion of the Preferred Return not paid for that year, together with any accumulated unpaid Preferred Return for prior taxable years shall be payable out of Net Cash Flow and/or Capital Proceeds in subsequent years prior to any other Company distributions of Net Cash Flow and Capital Proceeds. If an Interest Holder's Unreturned Capital Contribution balance changes during the course of any taxable year, the Preferred Return payable to such Interest Holder for that year shall be calculated based upon the weighted average of such Interest Holder's Unreturned Capital Contributions during the course of the year. For the purpose of clarification, no Preferred Return shall ever be due, owing or paid to the Class A Members.

3.3.2.	*Additional Funding*. In the event that the Company requires additional

funding at any time or from time to time, the Class A Members may obtain such funds from any one or more sources on terms acceptable to the Class A Members in their sole and absolute discretion. Among other possible sources of funding, the Class A Members may elect to obtain Member loans or issue additional Units, subject to the following.

3.3.2.1. *Class B Members' Pre-emptive Rights*. Prior to offering any additional Units to others, each Class B Member of the Company will first be offered the right to purchase a *pro rata* share of the additional Units on the following terms:

(i) The Class A Members shall send written notice to the Class B Members setting forth the total additional Capital Contribution sought to be raised (the "**Offering Notice**").

(ii) For a period of five (5) days following the date of delivery of the Offering Notice, each Class B Member shall have the right to subscribe for a pro rata share of the Units offered ("**Offered Units**"). Each Class B Member's pro rata share of the Offered Units shall be determined by dividing (x) such Class B Member's total number of Units by (y) the total outstanding number of Class B Units (the "**Pro Rata Share**"). A Class B Member's rights pursuant to this Section 3.3.2.1 shall only be deemed exercised by (i) giving written notice to the Company stating such Class B Member's intent to purchase the Offered Units in an amount equal to such Class B Member's Pro Rata Share, and (ii) by submitting to the Company the purchase price in cash for the Units to be purchased by such Class B Member (time being of the essence with respect to both the notice and payment).

(iii) To the extent any Class B Member fails to properly exercise its rights under this Section 3.3.2.1 for its entire Pro Rata Share, all Offered Units remaining thereafter may be offered to any Person at the sole discretion of the Class A Members without the limitations of the pre-emptive rights described in this Section 3.3.2.1.

3.3.2.2. *Class B Members' Opportunity to Provide Additional Funding Loans*. If the Class A Members determine at any time or from time to time, that the Company requires additional funds to be obtained by loans from Members, then the Manager may provide notice to each of the Class B Members of (i) the total amount of the total additional funds requested at that time, (ii) each Class B Member's optional proportionate share of the total additional funds requested (the "**Funding Amount**"), (iii) the terms of the contemplated loan, and (iv) the date on which such additional funds must be delivered to the Company by each Class B Member electing to participate; provided such date shall be no earlier than five (5) business days from the date of delivery of such notice (the "**Funding Date**"). Each Class B Member's proportionate share of the total additional Funding Amount shall be equal to a fraction, the numerator of which is the Units held by such Class B Member electing to participate, and the denominator of which is the total number of Units held by all of the Class B Members combined. Each Member's Funding Amount shall be payable in cash, by certified check, or by wire transfer of immediately available funds. If any portion of the Funding Amount is not delivered to the Company by the Funding Date, the Class A Members, in their sole discretion shall have the right to elect any of the following (i) offer to any Person the opportunity to participate in such loan, (ii) terminate such loan offering, or (iii) seek other

financing terms with any other Person on whatever terms the Class A Members deem reasonable in their sole discretion without the limitations of the rights of this Section 3.3.2.2.

3.3.3. *Right to Repurchase Class B Members' Units*. In the event the Class A Members hereafter determine that the Company requires additional funding and that, after exhausting the options of raising sufficient funds by Member loans or issuance of additional Units as contemplated under Section 3.3.2 above, the best method of obtaining additional funding is from one or more third parties who require as a condition of funding redemption of the Class B Membership Interests, the Class A Members may elect that the Company redeem and repurchase, and that each Class B Member sell to the Company, the Units and related Membership Rights of the Class B Member for a purchase price equal to the sum of (i) the Unreturned Capital Contributions made by the Class B Member, plus (ii) interest equal to fifteen percent (15%) per annum, non-compounding, upon the amount of the Class B Member's initial cash Capital Contribution, as measured from the date of issuance of the subject Units through the date of closing on the acquisition of such Class B Member's Units (the "**Interest Component**"); *provided that*, the total Interest Component shall not exceed the amount of the initial cash Capital Contribution; and *further provided that*, any and all Preferred Returns already paid to such Class B Member shall be credited against, and reduce, the total Interest Component payable to the Class B Member.

3.4. *No Interest on Capital Contributions*. Interest Holders shall not be paid interest on their Capital Contributions other than the Preferred Return that accrues in accordance with Section 3.3.1 above.

3.5. *Return of Capital Contributions*. Except as otherwise provided in this Agreement, no Interest Holder shall have the right to receive the return of any Capital Contribution.

3.6. *Form of Return of Capital*. If an Interest Holder is entitled to receive a return of a Capital Contribution, the Interest Holder shall not have the right to receive anything but cash as consideration for the return of the Interest Holder's Capital Contribution.

3.7. *Capital Accounts*. There shall be established and maintained for each Interest Holder a separate Capital Account.

Section IV
Distributions; Allocation of Profit and Loss

4.1. *Distributions of Net Cash Flow and Capital Proceeds*. For each taxable year of the Company, Net Cash Flow and Capital Proceeds shall be distributed on an annual basis, and at such other time or times as determined by the Class A Members, as follows:

4.1.1. First, to the Interest Holders with respect to Class B Membership Interests to pay their unpaid Preferred Return, pro rata among such Interest Holders in proportion to their respective aggregate unpaid Preferred Returns, until the Interest Holders have received an amount equal to their respective unpaid Preferred Return; and

4.1.2. Second, until the Unreturned Capital Contributions of all Class B Members

are reduced to zero, (i) such percentage as the Class A Members determine, but in no event less than fifty percent (50%), to the Class B Members then with Unreturned Capital Contributions, pro rata in proportion to their relative Class B Units (as to which the Unreturned Capital Contributions are applicable) to the extent of their respective Unreturned Capital Contributions; and (ii) the balance as provided in Section 4.1.3 below; and

4.1.3.   Thereafter, to the Interest Holders in proportion to their relative Units.

4.1.4.   Notwithstanding anything to the contrary herein, distributions shall be paid only out of funds legally available therefor.

4.2.   *Allocation of Profit and Loss.* After giving effect to the special allocations set forth in Sections 4.2.3 (as applicable) and 4.4, for any taxable year of the Company, Profit and Loss shall be allocated to the Interest Holders in accordance with the following provisions:

4.2.1.   *Profit.* For any taxable year of the Company, Profit shall be allocated among the Interest Holders as necessary to cause the Capital Account of each Interest Holder to equal the sum of: (i) the amount of Net Cash Flow and Capital Proceeds that is actually distributed to that Interest Holder pursuant to Section 4.1 with respect to such taxable year; and (ii) the hypothetical amount that would be distributed to such Interest Holder pursuant to Section 4.3 if the Company sold all of its assets for their adjusted tax bases (or adjusted book basis if such assets has been revalued pursuant hereto), and distributed the proceeds therefrom (net of debt repayments) to the Interest Holders.

4.2.2.   *Loss.* For any taxable year of the Company, Loss shall be allocated first to those Interest Holders to reverse any Profits allocated pursuant to Section 4.2, in the reverse chronological order as such Profits were allocated to such Interest Holders, and thereafter to the Interest Holders in proportion to their respective Percentages.

4.2.3.   *General.* For purposes of determining Capital Account balances under this Section 4.2:

4.2.3.1.   Profit and Loss with respect to any taxable year of the Company shall be allocated prior to reducing Capital Accounts by any distributions for such taxable year.

4.2.3.2.   An Interest Holder's Capital Account balance shall be deemed to be increased by such Interest Holder's share of Minimum Gain and Member Minimum Gain determined as of the end of such taxable year.

4.3.   *Distributions on Dissolution.* Upon the dissolution of the Company, after (i) payment of, or adequate provision for, the debts and obligations of the Company to creditors, and (ii) the allocation of Profit or Loss in accordance with Sections 4.2 and 4.4 hereof, the remaining assets of the Company (or the proceeds of the sale or other dispositions and liquidation of the Company assets) shall be distributed to the Interest Holders in accordance with Section 4.1. No Interest Holder shall be obligated to restore a Capital Account deficit.

4.4. *Special Allocations of Items in the Nature of Income or Gain*. Notwithstanding the allocations of Profit or Loss as set forth in Section 4.2:

4.4.1. *Qualified Income Offset*. No Interest Holder shall be allocated Losses or deductions if the allocation causes an Interest Holder to have an Adjusted Capital Account Deficit. If an Interest Holder receives (i) an allocation of Loss or deduction (or item thereof) or (ii) any distribution, which causes the Interest Holder to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Interest Holder, before any other allocation is made of Company items for that taxable year, in the amount and in proportions required to eliminate the excess as quickly as possible. This Section 4.4.1 is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

4.4.2. *Minimum Gain Chargeback*. Except as set forth in Regulation Section 1.704-2(f)(2), (3) and (4), if, during any taxable year, there is a net decrease in Minimum Gain, each Interest Holder, prior to any other allocation pursuant to this Section IV, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Interest Holder's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of gross income and gain pursuant to this Section 4.4.2 shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain attributable to those assets, and thereafter, from a pro rata portion of the Company's other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this Section 4.4.2 shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f).

4.4.3. *Nonrecourse Deductions*. Nonrecourse Deductions for a taxable year or other period shall be specially allocated among the Interest Holders in proportion to their Percentages.

4.4.4. *Member Loan Nonrecourse Deductions*. Any Member Loan Nonrecourse Deduction for any taxable year or other period shall be specially allocated to the Interest Holder who bears the risk of loss with respect to the loan to which the Member Loan Nonrecourse Deduction is attributable in accordance with Regulation Section 1.704-2(i).

4.4.5. *Guaranteed Payments*. To the extent any compensation paid to any Interest Holder by the Company is determined by the Internal Revenue Service not to be a guaranteed payment under Code Section 707(c) or is not paid to the Interest Holder other than in such Person's capacity as an Interest Holder within the meaning of Code Section 707(a), the Interest Holder shall be specially allocated gross income of the Company in an amount equal to the amount of such compensation, and the Interest Holder's Capital Account shall be adjusted to reflect the payment of such compensation.

4.4.6. *Code Section 754 Adjustment*. To the extent an adjustment to the tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to

Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of the adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases basis), and the gain or loss shall be specially allocated to the Interest Holders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to that Section of the Regulations.

4.4.7. *Contributed Property and Book-Ups*. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the capital of the Company shall, solely for tax purposes, be allocated among the Interest Holders so as to take into account any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the time of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder. Recapture deductions of Company property shall be allocated to the Interest Holders in the same manner and amounts as the deductions giving rise to the recapture items were originally allocated.

4.4.8. *Unrealized Receivables*. If an Interest Holder's Interest is reduced (provided the reduction does not result in a complete termination of the Interest Holder's Interest), the Interest Holder's share of the Company's "unrealized receivables" and "substantially appreciated inventory" (within the meaning of Code Section 751) shall not be reduced, so that, notwithstanding any other provision of this Agreement to the contrary, that portion of the Profit otherwise allocable upon a liquidation or dissolution of the Company pursuant to Section 4.4 hereof which is taxable as ordinary income (recaptured) for federal income tax purposes shall, to the extent possible without increasing the total gain to the Company or to any Interest Holder, be specially allocated among the Interest Holders in proportion to the deductions (or basis reductions treated as deductions) giving rise to such recapture. Any questions as to the aforesaid allocation of ordinary income (recapture), to the extent such questions cannot be resolved in the manner specified above, shall be resolved by the Class A Members.

4.4.9. *Withholding*. All amounts required to be withheld pursuant to Code Section 1446 or any other provision of federal, state, or local tax law shall be treated as amounts actually distributed to the affected Interest Holders for all purposes under this Agreement.

4.5. *General*.

4.5.1. *Valuation*. If any assets of the Company are distributed in kind to the Interest Holders, those assets shall be valued on the basis of their fair market value (as determined by an appraiser selected by the Class A Members), and any Interest Holder entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Interest Holders so entitled. The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in Section 4.2 and shall be properly credited or charged to the Capital Accounts of the Interest Holders prior to the distribution of the assets in liquidation pursuant to Section 4.3. No Company assets may be distributed in kind to

any of the Interest Holders without the Class A Members' consent.

4.5.2. *Allocations upon a Transfer*. If the Company has actual notice of a Transfer of an Interest or any Units or Membership Rights as may be permitted by Section 8.2 hereof, the date on which the assignee shall be deemed an assignee of record shall be the date of receipt of the written instrument of Transfer by the Company, unless the Class A Members agree to accept some other effective date. Profits or Losses for an accounting year allocable to any membership interest which may have been Transferred during the year shall be allocated between the transferor and the transferee on the basis of the number of days in the year that each was recognized as the Member or Interest Holder for purposes of this Section IV, except that in the case of the sale or exchange of all or a substantial part of the Company's assets, any Profits or Losses resulting therefrom shall be allocated among those persons who are actually Members or Interest Holders on the date of the sale or exchange (in accordance with the other provisions of this Agreement).

4.5.3. *Amendments*. Upon the advice of the Company's tax counsel, this Section IV may be amended by the Class A Members to comply with the Code and the Regulations promulgated under Code Section 704(b).

Section V
Management: Rights, Powers and Duties

5.1. *Management*.

5.1.1. *Class A Members*. Except as otherwise explicitly provided herein, the business and affairs of the Company shall be managed exclusively under the direction and control of the Class A Members and all powers of the Company shall be exercised by or under the authority of the Class A Members. No other Person shall have any right or authority to act for or bind the Company. All decisions of the Class A Members shall be determined by those Class A Members holding a majority of the Units then held by the Class A Members.

5.1.1.1 *Manager*. The Class A Members may, from to time, designate a manager to whom is delegated the authority and duty to carry out the day to day functions and administrative tasks of the Company, subject in all instances to the vote and control by the Class A Members. To the extent any matter or action decided or taken by the manager is within the scope of the authority and duties delegated, such matter or action shall be, and shall be deemed to be, consented to and approved by the Class A Members. The delegation of a manager shall not make the Company a "manager-managed company" as that term is defined in Section 31B-1-101(14) of the Act. The Class A Members hereby designate Linda Losey as the initial manager of the Company.

5.1.2. *General Powers of the Class A Members*. The Class A Members shall have full, exclusive, and complete discretion, power, and authority, subject in all cases to the other provisions of this Agreement and the requirements of applicable law, to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated, and to make all decisions affecting such business and affairs, including, without limitation, the full power to execute and deliver, for and on behalf of the Company, any and all documents and instruments which may be necessary or desirable to carry on the business of the Company, including, without limitation, any

and all deeds, contracts, leases, mortgages, deeds of trust, promissory notes, security agreements, and financing statements pertaining to the Company's assets or obligations, and to authorize the confession of judgment against the Company. No person dealing with the Manager need inquire into the validity or propriety of any document or instrument executed in the name of the Company by the Manager, or as to the authority of the Manager in executing the same. Except as otherwise explicitly provided herein, the Class A Members shall not be permitted to cause the Company to enter into or otherwise modify an agreement with an Affiliate of one or more of the Class A Members (excluding Distillery and Holdings and any other subsidiary of the Company) without the written consent of those Class B Members holding a majority of the Units held by the Class B Members; provided however, any agreement or transaction with an Affiliate shall not require any consent of the Class B Members so long as such agreement or transaction is on commercially reasonable terms.

5.1.3. *Limitation on Authority of Members*. No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member. This Section supersedes any authority granted to the Members pursuant to the Act. Any Member who takes any action or binds the Company in violation of this Section 5.1 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

5.2. *Company Updates and Action by Written Consent*.

5.2.1. *Company Updates*. Annual written updates will be provided to the Members.

5.2.2. *Statutory Requirement of Approval for Certain Actions*. Except as otherwise provided in this Agreement, in any instance that the Act requires the consent or approval of members, including the consent of a majority of members or a specified fraction or percentage of members or the unanimous consent of members to approve or take any action, that consent shall be given in writing and, in all cases, shall mean, rather than the consent of Members, the Required Consent of the Class A Members.

5.2.3. *Acting by Written Consent*. In lieu of holding a meeting, the Class A Members may vote or otherwise take action by a written instrument indicating the consent required by this Agreement.

5.3. *Personal Services*. No Member shall be required to perform services for the Company solely by virtue of being a Member. One or more of the Class A Members may perform services for the Company and shall be entitled to compensation for such services on terms and conditions as determined by the Class A Members in their sole discretion.

5.4. *Duties of Parties*.

5.4.1. None of the Class A Members, nor any Affiliate of one or more of the Class A Members acting on any of their behalf, shall be liable, responsible, or accountable in damages or otherwise to the Company or to any Member or Interest Holder for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the Class A Members or

the Manager by this Agreement or by law, unless the action was taken or the omission was made fraudulently or unless the action or omission constituted gross negligence, reckless or willful misconduct, a knowing violation of law, or an intentional breach of this Agreement.

5.4.2.   To the fullest extent permitted by applicable law, nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or any Affiliate of any Member, to conduct any other business or activity whatsoever, and a Member shall not be accountable to the Company or to any other Member or Interest Holder with respect to that business or activity even if the business or activity competes with the Company's business. The organization of the Company shall be without prejudice to the Members' respective rights (and the rights of their respective Affiliates) to maintain, expand, or diversify their other interests and activities and to receive and enjoy profits or compensation therefrom. Each Member and Interest Holder waives any rights which the Member or Interest Holder might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

5.5.   *Liability and Indemnification*. The Company shall indemnify the Class A Members, the Manager and any Affiliate acting on their behalf for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the Class A Members or the Manager by this Agreement or by law, except for fraud, reckless or willful misconduct, gross negligence, bad faith, knowing violation of law, or an intentional breach of this Agreement. Any indemnification shall be paid only from and only to the extent of Company assets, and the Members and Interest Holders shall not have any personal liability to make this indemnification. The Company may advance expenses of a proceeding relating to the foregoing indemnification without requiring a preliminary determination of the ultimate entitlement to indemnification.

5.6.   *Power of Attorney*.

5.6.1.   *Grant of Power*. Each Member and Interest Holder constitutes and appoints the Manager as the Member's or Interest Holder's true and lawful attorney-in-fact ("**Attorney-in-Fact**"), and in the Member's or Interest Holder's name, place and stead, to make, execute, sign, acknowledge, and file:

5.6.1.1.   one or more certificates of formation;

5.6.1.2.   all documents (including amendments to certificates of formation) required to reflect any amendment, change, or modification of this Agreement, made in accordance with Section 8.1;

5.6.1.3.   any and all other certificates or other instruments required to be filed by the Company under the laws of the State of West Virginia or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State of West Virginia or to qualify or register to conduct business under the laws of any other state or jurisdiction;

5.6.1.4.   one or more fictitious or trade name certificates; and

5.6.1.5.   all documents which may be required to dissolve and terminate the Company, in accordance with Section VI, and to cancel its articles of organization.

5.6.2. *Irrevocability*. The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member or Interest Holder. It also shall survive the Transfer of an Interest, except that if the transferee is approved for admission as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge, and file any documents needed to effectuate the substitution. Each Member and Interest Holder shall be bound by any representations made by the Attorney-in-Fact acting in good faith pursuant to this power of attorney, and each Member and Interest Holder hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Attorney-in-Fact taken in good faith under this power of attorney.

5.7.   *Confidentiality*.

5.7.1. *Confidentiality Obligation*. Each Interest Holder agrees not to divulge, communicate, use to the detriment of the Company or for the benefit of any other person, or misuse in any way, any confidential information or trade secrets of the Company, including personnel information, marketing strategies, leasing information, or tenant data, except as may be required by law; provided, however, that this prohibition shall not apply to (i) any information which, through no improper action of such Interest Holder, is publicly available or generally known in the industry or (ii) any information which is disclosed upon the consent of the Class A Members. Each Interest Holder acknowledges and agrees that any information or data such Interest Holder has acquired or shall acquire with respect to any of these matters or items shall be received in confidence and as a fiduciary of the Company.

5.7.2. *Damages for Breach of Confidentiality*. It is agreed among the parties hereto that the Company would be irreparably damaged by reason of any violation of the provisions of Section 5.7.1, and that any remedy at law for a breach of such provisions would be inadequate. Therefore, the Company and the Manager shall be entitled to seek and obtain injunctive or other equitable relief (including, but not limited to, a temporary restraining order, a temporary injunction or a permanent injunction) against any Interest Holder for a breach or threatened breach of such provisions and without the necessity of proving actual monetary loss. It is expressly understood among the parties that this injunctive or other equitable relief shall not be the Company's exclusive remedy for any breach of Section 5.7.1 and the Company shall be entitled to seek any other relief or remedy that such party may have by contract, statute, law or otherwise for any breach hereof, and it is agreed that the Company shall also be entitled to recover its attorneys' fees and expenses in any successful action or suit against any Interest Holder relating to any such breach.

Section VI
Dissolution, Liquidation, and Termination of the Company

6.1.   *Events of Dissolution*. The Company shall be dissolved upon the occurrence of any of the following events:

6.1.1.   by the decision of the Class A Members;

6.1.2.   an event that makes it unlawful for all or substantially all of the Company's business to be continued (unless cured within 90 days after receipt of notice of the event); or

6.1.3.   upon the entry of a decree of judicial dissolution with respect to the Company.

6.2.   *Liquidating Trustees*. Upon the dissolution of the Company, the Manager shall serve as liquidating trustee and shall liquidate and reduce to cash the assets of the Company as promptly as is consistent with obtaining a fair value therefor and, unless otherwise required by the Act, shall apply and distribute the proceeds of liquidation, as well as any other Company assets, in accordance with Section 4.3.

6.3.   *Filing of Articles of Cancellation.* If the Company is dissolved, the Manager shall promptly file Articles of Cancellation. If there is no Manager, then Articles of Cancellation shall be filed by the remaining Members; if there are no remaining Members, Articles of Cancellation shall be filed by the last Person to be a Member; if there is neither a Manager, remaining Members, or a Person who last was a Member, Articles of Cancellation shall be filed by the legal or personal representatives of the Person who last was a Member.

Section VII
Books, Records, Accounting, and Tax Elections

7.1.   *Bank Accounts*. All funds of the Company shall be deposited in a bank account or accounts maintained in the Company's name. Such accounts shall not be commingled with the funds of any other entity and shall be used exclusively for the receipts and expenditures of the Company in connection with the Property.   The Class A Members shall determine the types of accounts and the Persons who will have authority with respect to the accounts and the funds therein.

7.2.   *Books and Records*.

7.2.1.   The Class A Members shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. The records shall include, but not be limited to, complete and accurate information regarding the state of the business and financial condition of the Company; a copy of the articles of organization and operating agreement and all amendments to the articles and operating agreement; a current list of the names and last known business, residence, or mailing addresses of all Members and Interest Holders; and the Company's federal, state, or local tax returns.

7.2.2.   The books and records shall be maintained in accordance with sound accounting practices. All books and records shall be available at the Company's principal office for examination and copying by any Member, or their respective duly authorized representatives, upon no less than three (3) business days prior notice and during normal business hours; provided that a representative designated by the Manager is available to be present for such inspection. Each Member and each Interest Holder shall keep all information concerning the Company confidential and shall not use it for the Member's or Interest Holder's own purposes or disclose it to any other

Person other than to share the information on a confidential basis with such Member's or Interest Holder's accountants, attorneys and other professional advisors or unless compelled by a court of law or governmental authority; provided the Company is provided prompt notice of such obligation.

7.2.3. Each Member and Interest Holder shall reimburse the Company for all reasonable costs and expenses incurred by the Company in connection with the Member's or Interest Holder's inspection and copying of the Company's books and records.

7.3. *Annual Accounting Period*. The Company will use the calendar year as its fiscal and taxable year.

7.4. *Reports*. Within one hundred twenty (120) days after the end of each taxable year of the Company, the Company shall cause to be sent to each Person who was an Interest Holder at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended, including a profit and loss statement, balance sheet and statement of cash flows. In addition, within one hundred twenty (120) days days after the end of each taxable year of the Company, the Company shall cause to be sent to each Person who was an Interest Holder at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Interest Holder's income tax returns for that year. The Company's books and records will be reviewed by an independent Certified Public Accountant and a compilation or review report shall be prepared and presented to each Member.

7.5. *Tax Matters Member*. The Manager shall be the Company's initial tax matters member ("**Tax Matters Member**"). The Tax Matters Member shall have all powers and responsibilities provided in Code Section 6221, et seq. The Tax Matters Member shall keep all Members and Interest Holders informed of all notices from government taxing authorities which may come to the attention of the Tax Matters Member. The Company shall pay and be responsible for all reasonable third-party costs and expenses incurred by the Tax Matters Member in performing those duties. Each Member and Interest Holder shall be responsible for any costs incurred by such Member or Interest Holder with respect to any tax audit or tax-related administrative or judicial proceeding against any Member or Interest Holder, even though it relates to the Company. With the required consent of the Class A Members, the Tax Matters Member may compromise any dispute with the Internal Revenue Service.

7.6. *Tax Elections*. With the required consent of the Class A Members, the Tax Matters Member shall have the authority to make all Company elections permitted under the Code, including, without limitation, elections of methods of depreciation and elections under Code Section 754.

Section VIII
Amendment of Agreement; Transfers and Withdrawal

8.1. *Amendments*. This Agreement may not be amended without the consent of the Class A Members, as well as those Members holding at least two thirds (2/3) of the Units of Class B Membership Interests. Notwithstanding the foregoing, Exhibit A and Exhibit B shall be modified by the Manager as necessary in order to reflect the admission, withdrawal or transfer of Interests made in accordance with the limitations of this Agreement, including as specified in the Explanatory

Agreement above.

8.2. *Transfers*.

8.2.1. *Transfers of Membership Rights or Interests in the Company*. A Member may Transfer all, or any portion of, or any interest or rights in, the Membership Rights owned by the Member only in accordance with the provisions of this Section 8.2., and an Interest Holder may Transfer all, or any portion of, or any interest or rights in, any Interest or Units only in accordance with the provisions of this Section 8.2.

8.2.2. *Violations of Transfer Restrictions*. Each Member and any Interest Holder hereby acknowledges the reasonableness of the prohibitions of this Section 8.2 in view of the purposes of the Company and the relationship of the Members. The Transfer of any Membership Rights or Interests/Units by a Member or Interest Holder or Transfer by any of the members of a Member Entity in violation of the prohibitions contained in this Section 8.2 or in violation of any Transfer restrictions applicable to the Company pursuant to financing of the Property shall be deemed invalid, null and void, and of no force or effect. Any Person to whom Membership Rights or Interests are attempted to be transferred in violation of this Section 8.2 shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company, or have any other rights in or with respect to the Membership Rights. Any Member attempting such unauthorized Transfer shall automatically become an Interest Holder with no further rights or authority as a Member of the Company.

8.2.3. *Conditions of Transfers*. Notwithstanding anything to the contrary herein, all Transfers by Members or Interest Holders of their respective Membership Rights or Interests/Units, as applicable, and all Transfers of any rights or interests by any member or interest holder of a Member Entity shall be subject to the following conditions (the "**Conditions of Transfer**"):

8.2.3.1. the Transfer will not require registration of Interests or Membership Rights under any federal or state securities laws and the Transfer will not violate or cause the Company to violate any federal or states securities laws or other applicable laws, rules or regulations;

8.2.3.2. the Transfer is not prohibited by, or would cause a default under, the terms of any Company financing;

8.2.3.3. the transferee delivers to the Company a written instrument agreeing to be bound by all of the terms of this Agreement;

8.2.3.4. the Transfer will not result in (i) the termination of the Company pursuant to Code Section 708, (ii) the revocation of the Company's status as a West Virginia limited liability company, or (iii) impairment of the Company's ability to be taxed as a partnership for federal income tax purposes;

8.2.3.5. the Transfer will not result in the Company being subject to the Investment Company Act of 1940, as amended;

7207784.2

8.2.3.6.　the transferee delivers to the Company, the transferee's taxpayer identification number; and any other information reasonably requested by the Company with respect to the transferee; and

8.2.3.7.　the transferor or the transferee pays to the Company a fee to cover the Company's costs of preparing necessary documentation and taking other actions necessary (including opinions of counsel as to compliance with applicable securities and tax laws) to give effect to such Transfer, such fee to be in an amount determined by the Company in its reasonable discretion.

8.3.　*Voluntary Withdrawal*. No Member shall have the right or power to voluntarily withdraw from the Company.

8.4.　*Involuntary Withdrawal*.　Immediately upon the occurrence of an Involuntary Withdrawal, the withdrawn Member or the successor to such Member (the "**Successor**") shall thereupon become an Interest Holder but shall not become a Member. The successor Interest Holder shall have only the rights of an Interest Holder. Upon an Involuntary Withdrawal with respect to one or more members of a Member Entity which results in someone other than one of the original members of the Member Entity obtaining Control Rights with respect to such Member Entity, then such Member Entity shall become a mere Interest Holder. The provisions of this Section shall supersede the provisions of, and shall make inapplicable any right of a Member, its estate, personal representative or successor-in-interest under the Act.

8.5.　*Drag Along Rights*. In the event that the Class A Members negotiate a sale or Transfer to an unrelated, unaffiliated, bona-fide third-party on a good-faith, arm's length basis, of (i) all of the Class A Members' Units (except in connection with estate planning purposes or to each other); or (ii) all or substantially all of the Company's assets (either such occurrence a "**Sale Event**") (the party to whom such Units or assets are sold being the "**Acquirer**"), the Class B Members agree to cooperate in the negotiation and consummation of any such Sale Event. Further, in the event of a Sale Event pursuant to subsection (i) above, then, upon the Company serving written notice to the Class B Members within five (5) business days of accepting the terms of such Sale Event, but in any event no later than thirty (30) days prior to the closing of the Sale Event, the Class B Members shall be obligated to sell or transfer (as the case may be) its/their Units and any net proceeds of such Sale Event shall be distributed in the same manner as provided in Section 4.3.

Section IX
General Provisions

9.1.　*Assurances*. Each Member and Interest Holder shall execute all such certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Manager, in its reasonable discretion, deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

9.2.　*Notifications*. Any notice, demand, consent, election, offer, approval, request, or other

communication (collectively a "notice") required or permitted under this Agreement must be in writing and delivered (i) personally, or (ii) sent by certified or registered mail, postage prepaid, return receipt requested, or (iii) by a nationally recognized overnight courier. A notice must be addressed to a Member or Interest Holder at the Member's or Interest Holder's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. Any notice hereunder shall be deemed duly delivered (x) when delivered, with written receipt, if personally delivered or delivered by nationally recognized overnight courier, or (y) three (3) days after mailing, if mailed by certified mail, return receipt requested, postage prepaid. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

9.3. *Specific Performance*. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

9.4. *Legal Fees*. The non-prevailing party in a final, non-appealable judicial action or arbitration, with respect to this Agreement, shall pay the reasonable costs and expenses of the prevailing party(ies) attorneys' fees and court costs.

9.5. *Complete Agreement*. This Agreement constitutes the complete and exclusive statement of the agreement among the parties hereto. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty.

9.6. *Applicable Law*. All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of West Virginia.

9.7. *Section Titles*. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

9.8. *Binding Provisions*. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

9.9. *Jurisdiction and Venue*. Any suit involving any dispute or matter arising under this Agreement may only be brought in the United States District Court for the Northern District of West Virginia or any West Virginia State Court having jurisdiction over the subject matter of the dispute or matter. All of the parties hereto hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

9.10. *Terms*. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person may in the context require.

9.11. *Separability of Provisions*. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

9.12. *Counterparts*. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. Facsimile and electronic signatures shall be deemed to be original signatures. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

9.13. *Waiver of Partition*. The Members and any other signatories hereto hereby agree to waive any rights they might otherwise have under the Act or under any other provisions of West Virginia law to an action for partition of the Company's assets.

9.14. *Third Party Beneficiaries*. None of the rights or obligations provided hereunder shall inure to the benefit of any third party, including, without limitation, any creditor of any Member, Interest Holder or their respective Affiliates.

9.15. *Waiver of Trial by Jury*. THE PARTIES HERETO HEREBY AGREE TO WAIVE ANY RIGHTS THEY MIGHT OTHERWISE HAVE TO A TRIAL BY JURY UNDER ANY PROVISION OF ANY APPLICABLE LAW.

9.16. *Liability of the Members and Interest Holders*. Except as may be expressly required under the Act or as otherwise expressly stated in this Agreement, (i) no Member or Interest Holder shall be bound by, or be personally liable for, the expenses, liabilities or obligations of the Company, and (ii) the liability of each Member and Interest Holder shall be limited solely to the amount of the Capital Contributions made by such Member or Interest Holder to the Company and such Member or Interest Holder's Interest or Membership Rights, as applicable.

9.17. *Construction of Agreement*. No rule of construction shall apply to this Agreement that construes any language, whether ambiguous, unclear or otherwise, in favor of or against any party by virtue of the fact that this Agreement was drafted by counsel for such party.

9.18. *Estoppel Certificate*. Each Member and Interest Holder shall, within ten (10) days after written request by any Member, deliver to the requesting Person a certificate stating, to the Member's or Interest Holder's knowledge, that: (i) this Agreement is in full force and effect; (ii) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (iii) there is no default hereunder by the requesting Person, or if there is a default, the nature and extent thereof; and (iv) verifying the members and Control Rights of each of the Member Entities.

9.19. *Time is of the Essence*. Time is of the essence of this Agreement.

[Signatures appear on the following pages]

IN WITNESS WHEREOF, the parties have affixed their hands and seals as of the date first written above.

WITNESS:



CLASS A MEMBERS:

 (SEAL)
Name: Linda S. Losey



 (SEAL)
Name: Thomas J. Kiefer



 (SEAL)
Name: Robert H. Losey



COMPANY:

 (SEAL)
Name: Linda S. Losey



 (SEAL)
Name: Thomas J. Kiefer



 (SEAL)
Name: Robert H Losey

7207784.2

BLOOMERY INVESTMENT HOLDINGS, LLC
SECOND AMENDED AND RESTATED OPERATING AGREEMENT
CLASS B MEMBER COUNTERPART SIGNATURE PAGE AND ACKNOWLEDGEMENT

The undersigned hereby executes the Second Amended and Restated Operating Agreement of Bloomery Investment Holdings, LLC as a Class B Member and hereby agrees to all of the terms and conditions contained therein.

[Individual Member]

CLASS B MEMBERS:

_____
(Signature)

_____
(Print Name)

_____
(Second signature, if required)

_____
(Print Name)

[Entity Member]

CLASS B MEMBER:

_____
(Print Name of Entity)

By:_____
     (Signature)

_____
(Print Name and Title)

* * * ACKNOWLEDGEMENT * * *

The above named individual has been issued _____ Class B Units in the Company as of _____, 2016 and has been admitted as a Class B Member of the Company.

Bloomery Investment Holdings, LLC

_____
Linda S. Losey, Manager

[CLASS B MEMBER COUNTERPART SIGNATURE PAGE AND ACKNOWLEDGEMENT TO SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF BLOOMERY INVESTMENT HOLDINGS, LLC]

SECOND AMENDED & RESTATED OPERATING AGREEMENT
OF
BLOOMERY INVESTMENT HOLDINGS, LLC

EXHIBIT A

List of Class A Members, Capital Contributions, Percentages and Units

Members Name, Address	Capital Contributions	Class A Units	Percentage of Class A Units	Percentage of All Units
Class A Members:				
Linda S. Losey 1109 Bernoudy Road White Hall, MD 21161	*	31,872	40%	___%
Thomas J. Kiefer 1109 Bernoudy Road White Hall, MD 21161	**	31,872	40%	___%
Robert H. Losey 16420 Dubbs Road Sparks, MD 21152	***	15,936	20%	___%
Total for Class A Units:		**79,680**	**100%**	
Total for All Units (A & B):				**___%**

*   Capital Contribution of: (i) 40% of all the membership interests in Bloomery Plantation Distillery LLC ("Distillery"); (ii) 50% of all the membership interests in Bloomery Plantation Holdings LLC; (iii) assumption of 40% of debt of Distillery with a principal balance of $595,385.14, with Distillery released from such debt; and (iv) release of Distillery from debt with a principal balance of $46,325.59 owed to Linda S. Losey personally.

**   Capital Contribution of: (i) 40% of all the membership interests in Bloomery Plantation Distillery LLC ("Distillery"); (ii) 50% of all the membership interests in Bloomery Plantation Holdings LLC; (iii) assumption of 40% of debt of Distillery with a principal balance of $595,385.14, with Distillery released from such debt; and (iv) release of Distillery from debt with a principal balance of $46,437.78 owed to Thomas J. Kiefer personally.

***   Capital Contribution of: (i) 20% of all the membership interests in Bloomery Plantation Distillery LLC ("Distillery"); and (ii) assumption of 20% of debt of Distillery with a principal balance of $595,385.14, with Distillery released from such debt.

SECOND AMENDED AND RESTATED OPERATING AGREEMENT
OF
BLOOMERY INVESTMENT HOLDINGS, LLC

EXHIBIT B

List of Class B Members, Capital Contributions, Percentages and Units

Members Name, Address	Capital Contributions	Class B Units	Percentage of Class B Units	Percentage of All Units
Class B Members:				
_____ _____ _____	$_____	____	___%	___%
_____ _____ _____	$_____	____	___%	___%
_____ _____ _____	$_____	____	___%	___%
_____ _____ _____	$_____	____	___%	___%
_____ _____ _____	$_____	____	___%	___%
_____ _____ _____	$_____	____	___%	___%
Total for Class B Units:		____	**100%**	
Total for All Units (A & B):				___%

EXHIBIT C

Distillery's Business Plan





Bloomery Plantation Distillery
Business Plan
Proprietary and Confidential

May 2016

16357 Charles Town Road, Charles Town, WV 25414
304-725-3036
www.bloomerysweetshine.com
Facebook: www.facebook.com/bloomeryplantationdistillery
Twitter: @BloomeryTweets
Instagram: @BloomerySweetShine

STOP!

We take a stand against boring, unadventurous drinking. Proceed at your own risk.



The Adventure Awaits

Bloomery Plantation Distillery

Executive Summary

Bloomery Plantation Distillery opened as a mini farm distillery in the agritourism industry, September 17, 2011. With our sweet spin on moonshine, we've polished up an old tradition, creating world-class liqueurs that range in proof from 8° to 70°. The Distillery is located 2 miles east of Charles Town, WV and is situated on a 12-acre parcel of land where the Shenandoah River meets the Blue Ridge Mountains. Our tasting room experience take place in a rural two-story 50'x 16' historic log cabin that served as a slave quarters during the Civil War. We deliver a WOW experience in that tiny tasting room, and wherever we go for that matter, no matter who we play with! From our award-winning labels and SweetShines, to our traveling road show, we are unique, exclusive, all natural and farm-fresh. Just the bare essentials. Beautifully focused and stark-ravingly good.

Garden to Glass: We take a stand against boring unadventurous drinking, so we set on a mission to break away from this. For starters we went back, way back, to the way the old timer's used to do it. They would flavor their moonshine with real fruit and sugar for a smoother, more palatable 'shine. Bloomery's all natural SweetShines® are made the way the old timer's used to do it, by hand, with 190-proof corn likker, pure cane sugar and farm fresh ingredients. We grow lemons, yes, lemons in West by God Virginia! And Hawaiian ginger, raspberries, black walnuts, pumpkins and cranberries. What we don't grow we try to source from other small American family farms. Farm to table. Garden to glass. Our farm-fresh ingredients are hand-picked, hand chopped, hand zested or hand squeezed. Why do we do it? Flavor! All natural flavor. And it really shows. Bloomery SweetShine's® are award-winning—in fact we've out-scored several major competitors in international competitions. Although they're delicious by themselves, they are sweet mixers. According to our fan base, where we truly shine is mixing it up with other liquors, which makes for an outrageously fun cocktail playground.

Mission: To create high spirits and good cheer wherever we go. We craft experiences that are fun-loving, authentic, refreshing and memorable—from our products, to our branding to our customer experience. It's who we are.

Unique Selling Proposition: We are the only craft distiller in America whose complete focus is on making a line of all natural, *farm-fresh* cocktail liqueurs.

Target Market: 21-34 year-old millennials and their wine-drinking moms. Hey, as our T-shirts say, "Why W(h)ine when you can 'Shine!"

Marketing Philosophy: We use a fusion of product and marketing concept philosophies. We believe our customers prefer a quality product with above par service. We try to attract customers with design, packaging, flavor, awards and effective distribution channels. Our goals are also based on the wants and needs of our target market.

Marketing Efforts: In four years, we've had 60,000 visitors through our Distillery, from every state and six continents! Since 2011, we marketed locally. In the third quarter of 2013 we reached out to the DC market with our Bloomery SweetShine® line. In early 2014 we landed on the shelves in VA, through special order, and in the spring we started in TN. In 2015 we added MD, NY and PA. In order to achieve our vision, we need to expand our production capacity and our marketing efforts regionally, and ultimately nationally, as we continue to open markets.

Scalability: Bloomery Plantation Distillery plans to increase sales in the tasting room and expand national distribution in accordance with a national marketing/sales plan. In order to increase sales, production will scale accordingly. Our team and a new production/warehousing facility are in place to achieve goals.

Competition: There are 64 craft distilleries in America making liqueurs. The main focus of 59 of those 64 craft distilleries are producing vodka, gin, whiskey, rum and bourbon—with a liqueur here and there thrown into their mix. The main focus of the remaining five craft distillers is solely producing a line of liqueurs. And only one has the complete focus of crafting an all natural line of *farm fresh* cocktail liqueurs: Bloomery Plantation Distillery.

Award-winning: 25$^+$ national and international awards—from taste to branding to marketing.

Intellectual property: SweetShine®, Bloomery SweetShine®, Trade Dress for iconic look is being pursued.

Critical Intersection: When Bloomery Plantation Distillery opened its doors a little over four years ago, we were the 224th craft distiller federally licensed in the US. Today those numbers have exploded. The critical intersection of local sourcing crossed with the handcrafting of approachable spirits like liqueurs is appealing to consumers. Consumers crave quality, taste and a little bit of the unusual—like growing lemons and ginger in West Virginia and harvesting local black walnuts and paw-paws to make farm-fresh Bloomery SweetShine® liqueurs. With such flavors as our internationally award-winning "Moonshine Milkshake" Cremma Lemma, Limoncello, Raspberry Lemon, Chocolate Raspberry and Hard Lemonade, and with new flavors such as: Black Walnut, Ginger, Peach and Pumpkin SweetShine, consumers can't get enough of our history, hooch and hospitality. Why? Because our liqueurs fill the niche market of being local, sustainable and, well, stark-ravingly good.

Marketplace Void: Cocktails are making a huge comeback, especially with the millennials. They love locally sourced, authentic brands, but they're unsure as to how to craft great cocktails. With our award-winning, natural liqueurs we teach our customers how to create classic cocktails with a twist. Easily. Our fans have the confidence to play with our hooch and look like a hot mixologist in front of their friends. Plus if they have a cocktail crisis, we are just a phone call away.

Newsworthy:
      2015 Named One of the Best Entrepreneurial Companies in America, Entrepreneur Magazine.
      2015 Flipkey by Trip Advisor named us one of the Best Food Tours Worth Traveling For
      2015 Tasting Panel Magazine issued a 92 OUTSTANDING Score for our Pumpkin Spice
      April 17, 2013: Bloomery is mentioned in the Wall Street Journal Market Watch article by Charles Passey, http://on.mktw.net/YZvl7y, which emphasizes the growing trend in flavored spirits.
   Growing Trend: "So, why not make it more approachable by providing the same boost of sweetness that's come to define many flavored vodkas? The idea is a variation on that classic Mary Poppins song: In this case, a spoonful of sugar makes the spirit go down...Of course, the flavor trend is broader than whiskey... And even moonshine — the original hooch — has gone back to its flavored roots, albeit with something of a craft stamp...'Americana in a jar,'... "

We are capitalizing on the craving for locally sustainable craft distilleries; the yearning for "back to the classics" with simple, clean mixology; the nostalgia for the prohibition-era and the explosion of fruit flavored liquors.

Bloomery Plantation Distillery
Fundraise

Having positioned and rebranded the product, and based on our sales growth in a limited market, from $81,000 in our first three months of business in 2011 to $475,000 in 2012 to $790,000 in 2015—we believe that the national and world recognition that we've received, positions us for expansion in an expanding market. We are seeking a capital contribution of $300,000-$996,000 from our parent company for working capital and facility improvements/expansion and more importantly to expand our national sales and marketing presence. Assuming that we are successful in obtaining the desired capital infusion, based on market research, detailed planning and our position in the market, we are forecasting that we will achieve sales of $1.6 M in 2018 and year over year revenue growth thereafter as the brand takes off in the national and international market place.

Previous Fundraises
Conventional Bank Financing:

City National Bank, Jan. 2011: $227,800 with a $22,200 LOC, funds used for establishing the farm distillery, raw materials, marketing, product launch and operating capital.

United Bank, Sept. 2013: $363,000 for the purpose of refinancing the City National Bank loan, and an additional $106,000 for equipment and facility improvements and a $150,000 LOC.

United Bank: Dec. 2013: $132,750 for the purchase and build-out of an additional production and warehousing facility.



*The Distillery was closed for two months in 2015 while we fought legislation in WV. We won.

Bloomery Plantation Distillery
Milestones

- opened September 17, 2011
- first commercial growers of lemons in the Mid-Atlantic
- 25$^+$ International Awards/Proof of Quality
- *Wall Street Journal*, April, 2013
- regional marketing strategy implemented October, 2013
- Certificate of Registration from the PTO, SweetShine® January, 2014
- national stage recognition WSWA Las Vegas, April, 2014
- meeting with Daymond John, Shark Branding, April, 2014
- six hour on-site television shoot with Fox 5, June, 2014
- AP story released, picked up by *Wall Street Journal, Washington Post* and numerous
  newspapers from Hawaii to Iceland, July, 2014
- Double Gold, Best Nut Liqueur, San Francisco World Spirit Competition, February, 2015
- selected as One of the Best Entrepreneurial Companies in America, Entrepreneur Magazine,
November, 2015

Bloomery's Cast of Characters





Founding Team Members

Thomas J. Kiefer, CEO—the grounded one

Responsibilities:
To carry out the Distillery's strategic plans and policies, as well as to set the direction of the company. To manage the administrative and financial operations of the company and develop, implement and monitor control systems designed to preserve company assets.

Linda S. Losey, CCO, COO—the visionary

Responsibilities:
To set the vision of the company and to oversee operations as well as set the direction of product lines, branding and marketing.

Rob Losey, Partner, Director of National Sales and Distribution—the go to guy

Responsibilities:
To oversee, manage and direct National Sales and Distribution, the tasting room and public relations.

Bloomery Plantation Business Plan

Table of Contents

1. Opportunity

Bloomery Plantation Distillery
Origin

Tom, Bloomery's CEO, who has dual citizenship from the U.S. and Australia, received an invitation to attend his great, great Aunt Mary MacKillop's canonization at the Vatican in 2010. His aunt was being canonized as Australia's first saint, Saint Mary of the Cross. It was a huge deal in Australia. And when you get the invitation from the guy with the big hat in Italy, hey, you go. While we were in Italy we were introduced to limoncello. Then we were introduced to hand-crafted limoncello from a restaurant with hospitality and personality. The experience was terrific and memorable. We came home with two of their bottles. When we realized all but half a bottle had disappeared, we knew we needed to find it on the liquor store shelves in America. Within a month of our return, we bought 22 bottles of limoncello, trying to find the same flavor profile that we experienced in Italy. All of those limoncellos failed to replicate the authentic flavor we so loved and experienced while overseas. So we researched, played and experimented. We came up with a recipe that, in blind taste tests with family and friends, won against all of those 22 bottles of limoncello we had sitting in our liquor cabinet. The logical next steps? Find a run down, dilapidated log cabin on 12 acres in Wild, Wonderful, West Virginia on Craigslist. Plant Italian lemon trees, raspberry bushes and Hawaiian ginger. Bring the building back to life. Apply for all of our licenses and make award-winning liqueurs in a 50' x 16' two-story historic distillery and create an awesome, hospitable tasting experience. In less than a year. While Tom and Linda both worked, full-time. Hard? Yes. Worth it? Every penny. Every second. We love what we do and have achieved success in the building of an award-winning distillery and brand and in pulling together an extraordinary, creative, hard-working team who take great pride in all the lives they touch.

Bloomery Plantation Distillery
History

From bartending to backyard barbecues, we've always had a passion for constructing great cocktails. In the year preceding Bloomery's official launch, we perfected our craft. While experimenting with fruit, alcohol and public feedback, our development phase was born and began to bear fruit. We have been on a passionate path to provide the finest artisan elixirs ever since.

In pursuing our vision of opening a mini-distillery we found a unique 12-acre parcel in Charles Town, WV, with an 1840s, abandoned log cabin. From English Lords, to squatters, to moonshine boatmen, to stills and bootleggers, the property was steeped in history, but in need of a loving restoration. We took on the challenge and created a charming mini-distillery where we make artisan fruit cordials by hand from our farm's own fruits, roots and nuts. And we make a limoncello, right here in WV, that rivals any award-winning Italian limoncello. In fact, six months after bringing to market our cream di limoncello, Cremma Lemma "Moonshine Milkshake," we took our first medal. We're proud to say the medals continue to stack up:

2015 Recognized as one of Entrepreneur Magazine's Best Entrepreneurial Companies in America
> These companies are the offspring of entrepreneurs who melded dreaming with doing, who took risks, who dared to challenge convention. And, most envious of all, they have found a way to enjoy sustainable growth.

2015 50 State Series: Best Food Tours Worth Traveling For
> Flipkey.com, the vacation rental company of leading travel site TripAdvisor, found the 50 most loved and most talked about food and drink tours across the country, and Bloomery Plantation Distillery has been recognized on the list of "Best Food Tours Worth Traveling For"

92 Score: OUTSTANDING, Tasting Panel Magazine, 2015
> Pumpkin Spice

2015 Double Gold San Francisco World Spirit Competition
> Best Nut Liqueur: Black Walnut

2015 Bronze San Francisco World Spirit Competition
> Package Design: Black Walnut

2015 Good Food Award WINNER Pumpkin Spice
> "Representing the best from America's growing movement of talented and socially conscious food entrepreneurs." The top taste scorers were further vetted to confirm environmentally sound agriculture, good animal husbandry, transparency, and fair treatment at all stages of the supply chain.

2014 Wine and Spirit Wholesalers of America
   GOLD Black Walnut
   GOLD Raspberry Lemon
2014 3×3 Illustration magazine
   a series of 5 labels won Merit in 3×3 Illustration magazine
   http://3x3mag.com/shows/professional-shows/prowinners
2014 American Illustration AI 33 Book
   Our Mizz Peach and Mister Coal Miner Hard Lemonade illustrations were accepted into the very
   competitive, highly visible American Illustration (AI 33) book that came out in the fall 2014.
   http://www.ai-ap.com/slideshow/AI/33/#56
2013 West Virginia Stars of the Industry Best Overall Marketing Campaign
   Presented to the organization that uses the most imaginative and innovative marketing
2013 Beverage Tasting Institute International Spirit Packaging Award
   GOLD Graphic Design Bloomery SweetShine Raspberry Lemon
   SILVER Creativity Bloomery SweetShine Raspberry Lemon
2013 Spirits International Prestige Awards (SIP)
   GOLD Series Package Design Bloomery SweetShine
   SILVER Other Liqueur Ginger Shine
   SILVER Fruit Liqueur Peach Shine
2013 Forum for Rural Innovation Award
   Presented to an organization that enhances farm or rural prosperity
2012 Spirits International Prestige Awards (SIP)
   PLATINUM Cremma Lemma Moonshine Milkshake
   GOLD Limoncello
   GOLD Raspberry Lemon
   GOLD Chocolate Raspberry
2012 MicroLiquor Awards
   GOLD Cremma Lemma Moonshine Milkshake
   GOLD Chocolate Raspberry
   SILVER Limoncello
   SILVER Raspberry Lemon
2012 American Distilling Institute
    SILVER Cremma Lemma Moonshine Milkshake

Although our all natural cordials are made by hand, the old-fashioned way, right here on our farm and production facility, it's not to say we think small. In fact, as a mini-distillery and small agritourism business, we are being noticed by "the big players"—Baccardi, Diageo, Seagrams, Patrón and Mike's Hard Lemonade—all of whose employees or reps have sought us out to make contact at trade shows and conferences. In fact in August of 2014 we were approached by the Good Foods Award Committee to enter our products into a national competition. When asked how they heard about us, they responded, "Industry members told us about your sustainable good work, and we wanted to reach out." Don't let our "smallness" and hand-crafting fool you though, we are scalable in every sense of the word, and have detailed plans to take our history, hooch and hospitality to the national market.

Bloomery Plantation Distillery
Expansion

We've outlined a plan for growth that helps to expand our business first regionally and then nationally. Specifically the expansion plan includes the following elements:

- We recently purchased a 2400 sq. ft. building in down town Charles Town, WV with the ability to expand, for production and warehousing. This will help to increase and streamline production to 28,800 cases, by year three, and to warehouse a greater number of these cases. This building and expansion plan conforms with our current zoning and regulatory requirements.

    The new production building, under a multi-shift operation, would give us the capacity to produce up to 33,000 cases per year. Assuming a reasonable turnover of current product, we could store 8000 cases in the building and turning this over four times a year would place capacity at 32,000 cases before additional space would be required for storage. This will position us well for meeting accelerated demand for our products.

- We have outfitted the building with a security system and cookers, vats, sinks, counters, and a walk-in cooler/freezer to help make our workspace more efficient.

- We will be creating 2 part-time positions over the course of three years to help increase production, taking sales from $790,000 to $1.6 M in three years.

- Marketing campaigns will focus on existing markets as well as growing our market share as we expand nationally. In 2016 new markets will include Massachusetts and California, expanding every year thereafter, with a focus on cities with a high concentration of millennials.

- We will craft improvements to our website, marketing, branding and social media efforts.

- Consideration will be given to identifying a celebratory spokesperson as part of our marketing expansion.

Bloomery Plantation Distillery
Management and Operations

Bloomery Plantation Distillery is a member managed Limited Liability Corporation. Articles of organization for the company were filed with the Secretary of State for the state of West Virginia. The company will exist until dissolved. The company's designated office is at 16457 Charles Town Road, Charles Town, WV 25414. The company is formed for the purpose of engaging in the business of producing spirits. The company has the power to do all things necessary, incident, or in furtherance of that business. The company's sole member is Bloomery Investment Holdings, LLC, a West Virginia limited liability company, which is a holding company for the company and an affiliate, Bloomery Plantation Holdings, LLC. Title to all assets of the company are held in the name of the company. No member has any right to the assets of the company or any ownership interest in those assets except indirectly as a result of the member's ownership of an interest in the company. No member has any right to partition any assets of the company or any right to receive any specific assets on the winding up of the business of the Company or on any other distribution from the company. Assets of the company will not be co-mingled with those of a member or any other person.

The land and Distillery building and new production building used by Bloomery Plantation Distillery in its operations are owned by its sibling, Bloomery Plantation Holdings, LLC. Holdings directly receives no payments under the leases, pursuant to which Distillery is required to directly pay all indebtedness secured by the demised premises, all property taxes upon the demised premises, all property insurance premiums with respect to the demised premises, all expenses of maintenance and improvement of the demised premises, and all other expenses with respect to the demised premises. As a consequence of the structure of the lease, Holdings has no cash revenue or expenses and no net profit or loss. The terms of the leases run through September 30, 2024.

The capital contribution desired from Bloomery Investment Holdings, LLC, is intended to be raised by the sale of Class B membership interests in that company. Current members of Bloomery Plantation Investment Holdings, LLC, with 40/40/20% shared Class A membership interests, respectively, are:

Thomas J. Kiefer

Linda Losey

Rob Losey

Thomas J. Kiefer; Member, CEO

Responsibilities:
To carry out the company's strategic plans and policies, as well as to set the direction and oversee the finances of the company. Tom is the voice of reason and moderating force of the company's personalities. He applies his business acumen developed through his decades-work of management and consulting experience as the company emerges as a force in the industry.

To Date: Tom has been in charge of securing financing and major procurement as well as scaling recipes for production. Tom produces the federal and state reports to the bureaus of alcohol control regulatory boards and seeks to streamline overall operational efficiencies.

Qualifications:
Tom is a Civil Engineering graduate and a licensed Professional Engineer in two states. While a consultant engineer he earned his MBA and advanced to V.P. and Branch Operations Manager responsible for budget and development, business development operations and management of a $1.5 million revenue office of a $38 million, 800-employee firm.

Subsequently Tom was hired to be the Regional Operations Manager of a $45 million construction company in which he oversaw project development, operations and oversight of the project management, staff and contributed to strategic planning.

Tom is currently the Chief and Operations Manager of Baltimore County's Bureau of Utilities with a $15 million operating budget and 570 employees. In this position he is responsible for strategic and tactical oversight required for state and federal environmental regulation compliance and for improving business practices to achieve efficient resource utilization. In this position Tom also spearheaded Baltimore County's participation and leadership in MDWARN, a mutual aid arrangement between 13 Maryland counties and municipalities that regulates resource sharing during times of emergency and disaster response. He currently serves as chair of the operations committee.

Tom is actively involved in boards at both the state and national level. He was formerly on the state professional engineering training board for DE and is currently on Emeritus Member of that board as well as serving on the Law Enforcement and Ethics committee for the past 16 years. At the national level, he is active with the National Council of Examination for Engineering and Surveying, the organization that develops and serves the examinations used by every state in the U.S. to license their engineers and surveyors, as well as to promulgate model laws and model rules for the states to pattern legislation for their governance of engineers and surveyors. He has served on numerous committees for NCEES including the Finance, Audit, Examination Policy and Procedures committees, the latter two of which he has served as chair.

Tom served as Director on the Board of the Maryland Society of Civil Engineers, MD Section.

See detailed resumé in appendices.

Linda S. Losey; Member, COO, CCO

Responsibilities:
To carry out all aspects of operations, planning, execution, quality control and creative design, including the vision and direction of the company, product lines, marketing and branding. Linda directly oversees the manager of production, planning and day to day operations of the facility. Linda also works closely with Rob in the overall marketing efforts of the company.

To Date: Linda has provided the vision for the venue concept and facility restoration, product ideas, packaging and cordial formulations; she continues to oversee production, scheduling, quality control and product delivery. While working with officials to interpret regulations to be applied to the Company's operations, Linda has developed relationships with and earned the trust of state and local regulators as someone who lives up to her word for what the company will do while negotiating courses of action that the Company will take; maximizing the benefit inured by the Company.

Qualifications:
Linda is a results-oriented, innovative and creative Communication Professional with accomplishments in marketing, public relations, resource development and strategic planning.

Most recently she served as the Communications Director of the largest Reform Synagogue in Maryland. Linda has served as an independent consultant in which she facilitated the development of short-term goals and long-range objectives for marketing campaigns with various clientele. This included the designing of and writing for numerous newsletters, brochures, media campaigns, case statements, press releases, internal communications, grant proposals and reports. She was also the principal, creator and manufacturer of two unique gift lines that sold throughout North America, including the Cracker Barrel chain of restaurants and stores in the United Kingdom and Japan. Previously, she directed the development office of a not-for-profit agency that included raising funds for a $371,000 operating budget and $1.38 million revolving loan fund portfolio.

In 2011, Linda served as the general contractor during the restoration of the historic 1840s log cabin distillery. In 2002 she served as the co-general contractor and resource specialist for a half-million dollar project in restoring and rehabbing a historical 1797 mill house in Baltimore County. Linda also rehabbed a mid-1800 brick commercial building on the North Central Rail Trail in Maryland, which she turned into a local art gallery.

She is the best-selling author of a book which hit #1 on Amazon in death and grief. As the result of a promise made to her youngest son Sam before his tragic death in 2004, Linda became the first woman to ride across America, alone, on horseback, using much of the American Discovery Trail. She was inducted into the Long Rider's Guild in 2005.

See detailed resumé in appendices

Rob Losey; Member, CSO, Director, National Sales and Distribution

Responsibilities:
To oversee and manage National Sales and Distribution, marketing, public relations and the managers of the tasting room.

To Date: Rob has honed his skills in the beverage industry through the tasting room and by expanding the company's reach throughout the state, DC, VA, TN, MD, NY and PA. Additionally Rob has been active in developing key relationships at the local and state legislative branch within the spirits industry in WV and at the national level through his involvement with DISCUS (Distilled Spirits Council of the United States) ADI (American Distilling Institute) and ACSA (American Crafts Spirits Association). He has become the "face" of the company and is recognized as a spokesperson for the craft-distillers in WV. An additional talent that Rob brings to the company is his strong background in the horticultural community that has been applied to the design and construction of the greenhouse and irrigation facilities that are key to the crop success of the company. With financing in place, Rob will progressively expand the company's national presence by implementing a strategic sales, marketing and distribution plan.

Qualifications:
Growing up in various family businesses, Rob developed strong people skills, sales acumen and creative marketing talent. Rob has a B.S. in Industrial Distribution from Clarkson University (College of Technology) and spent 20 years in the automation controls business introducing new product to the US market. In ever increasing roles of responsibility he always exceeded sales goals. He managed national sales teams that were direct company employees, independent reps and distribution outlets.

We say Rob is our "go to guy." If it needs to get done, done well, within budget and on time, just give him the mission. If a door needs to be opened, Rob will find a way. The consummate salesmen and marketeer, Rob has been key to our growth thus far.

See detailed resumé in appendices.

Advisors/Mentors

Robert Marggraf, WV Business Coach
Brian Romine, CPA
Tony Price, CPA
Steven Hawtof, Corporate Counsel
Michael Funk, Securities Counsel

We are also members of DISCUS, ADI and ACSA and consult with them as needed. In addition, we attend industry conferences and seek the advice of highly respected entrepreneurs within the industry.

Bloomery Plantation Distillery
Organizational Chart

May 2016



Strategic Planning

Tom Kiefer
Member
CEO

Rob Losey
Member, Director
National Sales and Distribution

Linda Losey
Member
COO, CCO

Regulatory Reporting

Scaling

Financing

Procurement

Cost Control

National Sales & Distribution

Tasting Room Sales

Marketing
Public Relations

Operations

Production

Quality Control

Team

Product Development

Creative Design

Branding

The management of the company is a team effort.
Tom, Linda and Rob are the key individuals who drive the strategic planning and the vision of the company.

Bloomery Plantation Distillery
Business Model


Business Model
$istillery
) est (ir.inia
%ational
&ne ,ottleA t9o re8enue strea1s!
Wholesale West Virginia $
% Retail Tasting Room $
, anufacturing sells wholesale to WV&( ) &
(loomery National Warehouse
&ne ,ottleA one re8enue strea1!
Wholesale National $
Tasting Room purchases from WV&( ) & for retail
, anufacturing sells wholesale to Distributors for state distribution
Retail Tasting Room /ales
) &)
Experience!

Bloomery Plantation Distillery has two revenue streams: **West Virginia** and **National Distribution**.

On average we make our product for $5.51 including labor and sell it to the state or distributors for $12.16. They turn around and sell it to retailers for about $17. The retail outlets sell it for about $24 for each of our 10 skus. In the State of WV we are both the manufacturer and retailer and have income coming in at both levels.

On the **West Virginia** side, one bottle has two revenue streams. In this instance, the State of WV acts as the distributor. They purchase bottles wholesale from the manufacturing side of the Distillery at a 120% markup, generating a stream of income for the Distillery. West Virginia then marks up the bottle by 5%*, and sells it back to Bloomery's Tasting Room at this marked up price. The Tasting Room then sells those bottles at a retail price to the public at a 68% markup, generating a second stream of income for Bloomery Plantation Distillery. *Prior to June 2015, WV would mark up the bottle by 28% to sell back to the Tasting Room. We would then mark the bottle up by 33%. In 2015, we challenged this regulation and won legislation decreasing the markup price from 28% down to 5%, significantly impacting our Tasting Room Gross Profit, raising it from 21% to 37%.

On the **National Distribution** side, one bottle generates one revenue stream. The manufacturing side of the Distillery sells a case to any given distributor, i.e. DC, VA or TN, at a 120% markup.

Gross Profit:
Wholesale 55%. Retail Tasting Room 37% additional.

Industry Gross Profit:
Wholesale 51%. Retail Liquor Store 25%.

Bloomery Plantation Distillery
Market Trends
2015 Industry Snapshot

Bill Owens, founder of the American Distilling Institute (ADI), states the number of micro-distilleries in the U.S. just surpassed 1,000. Micro-, or craft, distilleries, are defined as companies that manufacture and sell less than 65,000 proof gallons of spirits annually—and they are exploding in popularity across America. The reason? "It's a resurgence of an ancient craft," said Penn Jensen, vice president of operations for ADI. There's something intriguing about making a quality artisanal product out of local ingredients that caters to the sophisticated palate.

According to the Beverage Information Group, handmade boutique and small-batch spirits contributed to distilled spirits' growth. Overall distilled spirits sales volume increased in 2015 for the 18th consecutive year. *Handbook Advance 2015*, published by the Beverage Information Group, shows that total U.S. distilled spirits sales volume ended the year up 1.6%, reaching 213.2 million 9-liter cases. What's more, overall spirits retail revenue growth—the combined dollar total of off-premise (liquor stores) and on-premise (restaurants/bars) sales—also increased in 2015. According to the Distilled Spirits Council (DISCUS) supplier sales were up 4.1% and volume was up by 2.3%. The higher percentage gain in spirits revenue vs. sales volume underlines the ongoing trend of recent years: the dynamic sales activity among high-end premium-priced and super-premium-priced spirits products. Which is right in line with today's consumer moving away from mainstream brands toward higher end craft and super-premium offerings. The market is backing this burgeoning trend in the high-end premium liqueur category as well.

Traditionally served as after dinner drinks, cordials and liqueurs are now often used to compliment other spirits in mixed cocktails. Cordials and liqueurs are generally flavored with fruits, herbs, nuts or cream and tend to be sweet. In 2015 cordials and liqueurs, the original flavor category, made up $2.43 billion in sales of the $24.1 billion in distilled spirit sales (supplier gross revenue). Overall, for suppliers, that's a $950 million revenue gain over 2014. The cordial and liqueur category, which is the third-largest spirits category, saw a slight consumption decrease by 1.9% in 2015, to 20.04 million 9-liter cases. However, the high-end premium liqueur category ($18-$30 bottle) saw a growth rate of 2% ($546 million in revenue and 2.4 million cases).

DISCUS estimated that overall retail sales of distilled spirits in the U.S. market reached nearly $72 billion in 2015, supporting 1.4 million jobs in the hospitality industry. Several key factors contributed to the spirits sector's continued growth, including:

- Consumers' quest for spirits knowledge driving premiumization, innovation and authenticity;
- Focus on craft-style, artisanal products benefiting both large and small producers;
- Consumer fascination with provenance dovetailing with spirits' authentic heritage;
- Cocktail culture continuing to define nightlife in cities across the country;
- New product introduction allowing suppliers to keep brands fresh; and
- Growth of micro-distilleries generating excitement in the spirits sector;

Bloomery Plantation Distillery has a very small piece of the craft distilling industry revenue and an even smaller piece of the high-end cordial revenue. But we do have a piece and are making inroads year over year. Clearly there is room for growth—and poised we are—with our ability to scale quickly and move forward with a national sales and marketing campaign in 2016.

Key Trends

Adult beverages are driven by consumers' growing thirst for fruit-infused vodkas, rums, whiskeys and other flavored alcoholic beverages. These flavored beverages, combined with mixability, were key factors in the spirit industry's growth. Other factors fueling growth, according to *Market Watch, Top Drink Trends to Watch in 2016,* include:

- Simple Mixology: Multi-ingredient drinks take time to prepare and can put off patrons looking for something simple and accessible. Bartenders will focus on creating cocktails that have fewer, less-complicated components while maintaining the level of quality that consumers have come to expect.
- On- And Off-Premise Lines Blur: Consumers are spending more money on-premise than ever before, and retailers are responding. Thanks to tasting bars and in-store restaurants and cafes, the off-premise is becoming a destination and margins are growing. Consumers will visit a retail outlet not only to purchase products for home enjoyment, but also to spend an hour or two relaxing with friends.
- Upscale Shots: As consumers continue pushing the premiumization trend forward, shots are coming along for the ride—many with an upgrade. Shots are now seen as mini-cocktails and thus ripe for innovation. Using the rich arsenal of liqueurs, whiskies and other spirits now standard for many bars, mixologists are creating quick-drinking shots that stand up to slower-sipping alternatives.
- Retro Cocktails Rise Again: For several years, mixologists have shunned the cocktails of recent decades—like the Harvey Wallbanger, Long Island Iced Tea and Cosmopolitan—as unrefined and cheesy. But with the craft movement's focus on high-quality spirits and fresh ingredients, bartenders are taking a second look at recipes that are uncomplicated and fun. Look for a revival of past drinks hits made with updated ingredients and a healthy dose of kitsch.

Additional factors contributing to steady growth included:

- Taste for American heritage
- Expanding cocktail culture
- "Premium"-ization trend captivating consumers: affordable luxury/quality recognition
- Rapid growth of small distillers reflecting consumer interest in heritage, uniqueness and premiumization
- The search for authenticity and variety driving millennial consumers, who are willing to spend more than previous generations, driving the high end and super premium categories. Brands will need to focus on great storytelling, high quality and a diverse range of choices.

According to *Euromonitor International Spirits in the US*, July, 2014
"The new generation of Americans are more adventurous and are willing to experiment with non-traditional flavors and new types of drinks, thereby propelling the spirits category forward. This is in contrast to older generations, many of whom remained loyal to their preferred categories of alcoholic beverages. Continued economic improvement, resilient consumers and a large pent-up demand helped sustain the momentum within spirits in the US."

Studies

While women make up almost half of spirits drinkers, millennials thirst for premium liquor is on the rise. The American palate is shifting and becoming more discerning. This shift is particularly pronounced among younger Americans. The results are based on Gallup's Consumption Habits poll, conducted July 2013. The poll finds 60% of Americans saying they drink alcohol at least occasionally, in line with the historical average of 63% since 1939. Younger adults' preferences have shifted toward both liquor and wine, but more so toward liquor, over the past two decades. Those between the ages of 30 and 49 have moved exclusively toward liquor. And that same poll found that millennials are driving a decline in beer's lead as the most preferred type of alcohol. The percentage of adults under 30 who pick beer over wine or liquor has dropped from 71 percent in the early 1990's to just 41 percent today. While beer narrowly remains the most popular drink of choice when compared to wine and liquor, young Americans are shifting towards liquor increasingly. Twenty-eight percent of 18- to 29-year-olds said they prefer liquor today, compared to 13 percent of that age group who said they preferred liquor in a 1992-1994 survey. Another Gallup poll, from 2010, reported that nearly two-thirds of American women now drink "regularly," a number higher than at any time in the past 25 years.

Highlights of Nielson Millennial Study January 2013 findings:
- Compared to the general population, millennials are more likely to trade back up to more expensive alcohol beverage brands as the economy improves.
- Millennial consumers are more likely to equate product cost with quality.
- Millennials are more likely to explore new and different alcohol beverage products and will be even more likely to buy a locally-made or produced product knowing it may help the local economy.
- An added boost for marketers employing social or traditional media to influence behavior, millennials are slightly more likely to plan their purchases versus purchase on impulse in today's down economy.

Summary 21-34 year old Millennials are:
- More likely to splurge on expensive alcohol brands;
- Willing to explore new, different, and locally-made products;
- More likely to plan their purchases, rather than buy on impulse;
- Relatively fickle when it comes to the type of alcohol they purchase; and,
- More likely to purchase wine and hard liquor than their previous generations.

Millennials' tendency to experiment and try new things will keep them versatile, skipping between a variety of alcoholic beverages. While the majority of millennials still prefer beer, they purchase relatively more wine and spirits than older generations did at a comparable age. Nielsen's research shows that as consumers age, their lifestyle transitions typically result in a relative shift from beer to wine and spirits. Given that current millennial preferences between beer, wine and spirits diverge from prior generations, future consumption preferences also become less predictable.

A 2014 online study by Allidura Consumer, GSW, and Harris Poll found that 95 percent of millennials place great importance on personal health. Goldman Sachs added in a note on millennials, "Wellness is now a key driver of consumer spending." This may explain why so many are ditching pound-packing beer for less-caloric spirits and wine. While the number of young people who prefer beer has fallen from 75 to 40 percent over the past 20 years, those who love their shots, shots, shots have increased from 13 to nearly 30 percent.

Classic Report

A classic report by the Advisium Group, March, 2014, identified upcoming key trends in Spirits Innovation:

Society trends include not only the rise of the Millennial demographic and what they champion (e.g. sustainability) but also the change to the breadwinner model as well as the twist on local vs. global.

> • Blurring Genders: decisions are intertwined between genders and belong to none. Genders are influencing each other's choices.
> • Sustainability Imperative: Economic and environmental sustainability are becoming a consumption driver and decision factor.
> • New Twist on Local vs. Global: The battle between local heroes and global brands is far from being over. While global franchises are stronger and stronger, local heroes are growing faster and faster.
> • Millennials: In the next 5-10 years they will represent nearly half of the 'Beer and Spirits' population. Millennials with their beliefs and consumption patterns are changing the industry.

Emotional trends include
> • National pride/nostalgia
> • Craft authenticity
> • Product storytelling

Spirit Trends include
> • Shots
> • Sweet
> • Flavored
> • Gourmet/Connoisseur

An Aplus.com, February 2016, article 8 *Things You Don't Know About Millennial Drinking Habits, But Definitely Should* states:

> Millennial drinkers are 47 percent more likely than the average 21-plus adult to spend three or more hours on social media per day. Besides posting pictures of themselves imbibing at restaurants, bars, and parties, a 2013 study from Unruly showed that millennials shared alcohol brands' social videos almost 5 million times in one quarter. Beer brands made up the majority of these alcohol brand shares.

> Wines brands aren't doing too shabby either. More than 50 percent of wine-drinking millennials talk about it on Facebook. More than a third also share their wine preferences via YouTube, Twitter, and Instagram.

Leveraging social media will be a critical marketing strategy for alcohol beverage companies to communicate with millennial consumers and make their brands relevant with this generation.

Marketing SWOT Analysis

For strategic planning purposes we will use the SWOT Analysis to evaluate the strengths, weaknesses, opportunities and threats involved in completing our objective of becoming a national leader in the micro-distillery niche market of cordials and liqueurs.

Strengths—characteristics of Bloomery Plantation Distillery and our team that give us an advantage over others in the industry:

- Producers of proprietary products: Raspberry Lemon, Cremma Lemma Moonshine Milkshake, Hard Lemonade (Cordial), and Cranberry Clementine Liqueurs
- Distinct makers of small batched, hand-made high-end premium cordials that capitalize on the current growing trend of micro-distilleries
- An experienced Professional Engineer and budget and development manager as CEO
- Experienced entrepreneur and marketing director/consultant as CCO
- Experienced Sales and Distribution manager as National Sales and Distribution Director
- Experienced bartenders/mixologists on staff
- Focused marketing campaign with clear goals and strategies
- Clear-cut channels of distribution
- Strong team of advisors/mentors
- Micro-distillery friendly state
- Unique location:
    - Restored 1840's log cabin
    - Five minutes away from Charles Town Race Track and Hollywood Casino
    - Twenty minute drive to Shepherdstown, home to Shepherd University, and Harpers Ferry. Both towns are steeped in history, with specialty shops, boutiques, bookstores, antique shops, and restaurants lining the sidewalks, imparting a quaint charm.
    - History abounds: Antietam National Battlefield Site and Cemetery, just across the Potomac River in Maryland.
    - Situated on the historic trail loop that runs from Harpers Ferry to Charles Town to Shepherdstown.
    - Close to West Virginia's Wine Trail
    - Near Harpers Ferry National Historical Park, considered one of the best walking parks in America, with nearly half a million visitors every year
    - Located in Shenandoah Valley, a magnificent setting, offering a wealth of natural resources and historic sites for leisurely exploration
- Unparalleled tasting room experience and customer engagement, compared to competitors

Weaknesses—characteristics that place our firm at a disadvantage relative to others:

- Limited reputation nationally
- Limited financial base compared to major spirit producers in the industry
- Owners/partners have five years of industry experience
- Although experienced in managing assets and cost control, there is no dedicated CFO

Opportunities—external chances to make greater sales or profits in the environment:

- Jim Beam's purchase of Thatcher's Organic Artisan Liqueurs and massive marketing efforts to educate our target market about premium craft liqueurs
- Specific niche: producers of farm-fresh fruit, roots and nuts cordials
- Image conscious connoisseurs
- Greater awareness of "Grow locally, Buy locally" marketing campaigns
- Advent of internet marketing and sales strategies: website, blogs, Facebook, Twitter, Google, etc.
- Tourist locale

Threats—external elements in the environment that could cause trouble for our business:
- New marketing strategies and tactics by established products and companies
- Existing and new micro-distilleries entering the cordial market
- Additional competition from the "big national distillers" stepping into the micro-distillery market

Local Competition Analysis:

Fiore Winery in Pylesville, MD is one of thirteen American limoncello producers. The winery is located within 100 miles of Bloomery Plantation Distillery. Fiore bottles their grappa-based limoncello in 200 ml bottles that sell for $15.

In taste samplings by independent consumers, our original limoncello beats their limoncello by 5:1. Our limoncello consistently ranks as high as an original hand-crafted limoncello brought over from Italy for taste comparisons.

Garofalo Artisan Liqueurs is a direct competitor producing a full line of liqueurs and is located 30 miles away in Winchester, VA. The owner, a 77 year old retired gentleman, first scouted us out when we opened in September of 2011. He opened his distillery, without a tasting room, in April, 2014. His six flavors include a limoncello and black walnut. His label design is similar to ours. His bottles sell for $21.80/375 ml.

Garofalo has limited resources, an almost non-existent social media campaign, and a three member, part-time team. He only sells in VA. We are a special order item in the control state of VA, with limited store shelf presence.

Don Ciccio & Figli in Washington, DC is very much a direct competitor. The distillery is located within 100 miles of Bloomery Plantation Distillery. They hit the market nearly at the same time we did and produce a range of Italian-inspired cordials from limoncello to nocino (black walnut). They bottle in 750 ml bottles that sell for half of what we do: $24/750 ml vs. $24/375 ml. They are distributed in 12 more states than we are.

We have not taken the approach that more states are better. Unless it's selling, it's not better. We have sold more than double their case numbers in 2013, with less distribution. We feel there is nothing worse than sitting on a store shelf. We approach the market differently: to penetrate deeply within a geographical area, support our distributors profusely and help to ensure their success before moving into another state or region.

Marketing

Breaking the stranglehold of mega-distillers is a task that has been aided by an increasing consumer demand for something new and different. The Tasting Panel Magazine found in a recent report that "top-tier mixologists everywhere are using seasonal, local ingredients … as well as supporting locally made spirits from micro-distillers."

Bloomery Plantation's SweetShine is positioned as a high-end premium liqueur. Our marketing strategy relies on the product's strengths: hand-crafted to taste in small batches with pride and care incorporating unique blends of locally grown, natural fruits, roots and nuts. Our product line possesses characteristics impossible to achieve with mass production efforts.

Due to the seasonal nature of some of the ingredients, there are a limited number of seasonal batches produced each year, including Pumpkin and Cranberry Clementine. When the batch runs out, it runs out for the year. By nature, the limited supply increases the demand for the highly sought after reserve lines, as illustrated by our Pumpkin Spice. Every batch produced last year sold out.

Focusing on the unique aspects of our product line, a mix of marketing vehicles are generated to convey our presence, image and message, and involves integrating advertising, events, personal selling, ambassadors, promotional products, public relations, and social media:

Tasting Room Marketing Strategies:
- Driveway and State Highway signs
- Tasting room/store with relaxed ambiance
- Promotion of historic restored Bloomery Plantation Distillery site
- Tours
- Website
- Facebook, Trip Advisor, Yelp, Pinterest, YouTube, Instagram
- E-blasts and Blog
- Literature/brochures/cards for local markets, B&B's and tourist attractions
- Friday and Saturday Music Events
- Corking and bottling parties
- "Product Recipe" competitions
- Partnering with Jefferson County Chamber of Commerce
- Placement on wine trail and Jefferson County history trail
- Placement in local high-end eateries in Charles Town, Shepherdstown and Harpers Ferry, WV
- Placement at Hollywood Casino/Charles Town Race Track
- Sponsorship of bartenders' competitions
- Press Releases to Industry publications and local print media
- Broadcast media: local programs and special interest shows
- Product entries in World Spirits Competition
- Promotional items: cordial cookbook, T-shirts, shot glasses

As Sean Ludford Director of BevX.com (Beverage Experts) states in his Signature Sensation piece for nightclub.com on June 17, 2009, "In the world of up-market liqueurs, it seems slow and steady wins the race; most successful brands build their bartender and consumer fan base slowly, typically by hand-selling, tasting and educating." We are finding that still holds true for today.

Target Market Strategy
In West Virginia, tourism is big business. According to the West Virginia Division of Tourism (WVDT), travel spending by visitors in West Virginia was nearly $4.27 billion in the 2010 calendar year (the most recent study). This is equivalent to approximately $11.7 million per day. In the first half of 2009 two out of three survey respondents stated their plans had not changed due to the economy; over seven out of ten visitors were overnight visitors with an average stay length of three nights; their top five activities were dining out, shopping, state parks, museums and civil war.
West Virginia states their sources of day visitors hailed from:
- OH-29%,
- PA-21%,
- MD-7%,
- WV-11%,
- VA-16%
- Washington, DC-22%

July through September is the most popular season for West Virginia's overnight visitors, with 31% of total visitation. Seven out of ten visitors have no children under the age of 18, and nearly half have at least one college degree. Thirty-eight percent of West Virginia's overnight visitors planned their trip online.

WVDT states, "As concerns about the economy persist, visitors will continue searching for ways of cutting travel costs by decreasing both the distance and duration of trips and taking more day trips or weekend getaways. The nearby cities and surrounding states will continue to be key origins of West Virginia visitors due to their high population. In short, the trend of 'shorter trips, closer to home' continues."

Part of Bloomery Plantation Distillery's target market strategy focuses on West Virginia's Cultural and Heritage tourists. Cultural and heritage tourists stay longer and spend more money than other types of tourists, with the average length of overnight stays at 5.2 nights compared to 3.4 nights for other leisure travelers, according to the US Travel Association. West Virginia has an incredible array of heritage sites and events to offer this market segment.

Bloomery Plantation Distillery takes advantage of WVDT 1-800-Call-WVA marketing initiatives:

- Call Center staff assists travelers by providing detailed information about state events, attractions and historical sites, travel conditions, lodging availability and planning vacations.
- Material Distribution Center
  The MDC acts as the Division's distribution source for materials and printed collateral to prospective visitors, restocks Welcome Centers and ensures promotional materials reach destinations for Division activities at trade and consumer shows, meetings and exhibitions.
- Welcome Centers
  With the primary objective of providing information and assistance to travelers, the staffed Welcome Centers are located throughout West Virginia. The eight satellite offices serve the tourism industry, and businesses and communities within their region, as a source for gathering important information on demographics and travel trends needed for strategic planning purposes.

WVDT New Marketing Initiatives include:

- Culinary Marketing
  As a follow-up to the successful 101 Unique Places to Dine in West Virginia brochure and PR effort, the partnership with the Collaboration for 21st Century Appalachia (C21) will continue with a second brochure that will feature fine dining, wineries and specialty shops. They will also continue to promote the annual "Cast Iron Cookoff" event and agritourism efforts in partnership with the WV Department of Agriculture and C21. Bloomery Plantation Distillery supports and has taken part in WVDT's Culinary Marketing initiatives.
- Motorcycle Touring
  Working with the Motorcycle Advisory Committee, WVDT continues its efforts to promote the state as a perfect destination for motorcycling enthusiasts. The WVDT mountain rider mini-site features consumer shows and rallies, and selected advertising opportunities. They establish partners to develop recommended rides in their particular regions and provide information about motorcycle-friendly communities. Bloomery Plantation Distillery is one such community.
- Matching Advertising Partnership Program
  MAPP is a reimbursable advertising matching program legislated in 1994 to provide matching funds for direct advertising campaigns by the West Virginia tourism industry. Its purpose is to bring tourism businesses together to partner with each other and the state of West Virginian to leverage available tourism investment dollars and take advantage of economies-of-scale opportunities. Bloomery Plantation Distillery has partnered with local tourism sites, including Charles Town Race Track and Hollywood Casino, to take advantage of the matching advertising program.

- Adventure Advisory
  In order to encourage in-state travel, this WVDT listing is issued twice monthly to in-state media, focusing on fairs, festivals and regional activities.
- WVDT Seasonal Media Kits
  Seasonal media kits are issued electronically to a wide array of media, focusing on new or updated product. We continue to be featured by the State.
- Media Familiarization Tours
  The Division continues to host travel writers to introduce them to West Virginia and its unique tourism product, and to nurture established relationships. WVDT staff will be assigned to assist writers interested in regions of the state with which the staff member is familiar. Bloomery Plantation Distillery has fostered relationships with staff members assigned to our region.

MATPRA

Bloomery Plantation Distillery takes advantage of the WVDT membership in the Mid-Atlantic Tourism Public Relations Alliance, which provides marketplace opportunities for direct interaction with travel writers. Membership also provides opportunities to establish partnerships with other members for the development of joint activities of mutual benefit.

On-Site

Forum for Rural Innovation, Home and Garden Tours, Chamber of Commerce events, Governor private tasting, hosted Chef Vera Anthony to help her develop a new fusion blend, and many, many more community organizations

Internet Marketing

Bloomery Plantation Distillery's on-line presence includes a web-site, an engaged Facebook fan page, Twitter, Pinterest, Instagram and YouTube. In addition we encourage bloggers relevant to the industry, and market segments, to sample and experience all that we have to offer. We are aware of how dedicated and trusting a blogger's following is and we are confident in our product recommendations to those bloggers for great reviews and word of mouth advertising.

Active as a five star destination on Yelp and Trip Advisor, received the certificate of Excellence, 2014 and 2015.

Regional Marketing

Bloomery Plantation Distillery actively seeks out events to sponsor and participate in in the DC and Northern VA areas that are in alliance with our core values. Events have included: Smithsonian National Zoo—Zoofari, Woo at the Zoo, Night of the Living Zoo; Luce Unplugged at the Smithsonian American Art Museum; H Street Festival—bartender competitions with our product—which helped them to win; PRIDE; DC Central Kitchen Food Fight; DC Central Kitchen Sips and Suppers; Wine Day Wednesday at the Regan Building; Madison Fundraiser; Chefs for Equality; American Conservation Film Fest; sponsor of the Georgetown Business Association; Gibson Showroom presentation; Winchester Courtyard Marriott presentation; MES Mixers; listed in the first chapter of the regional book Carpe Weekend of things to do the DC area; hosted mixology classes at DC liquor stores; Repeal Day 2012; Madison group at the George Bar

Proposed National Marketing/Sales Strategy

Currently Bloomery SweetShine is in WV, DC, VA, TN, MD, PA and NY. Our new production facility is up and running. With scalability in place, our focus in 2016 will be targeting MA and CA. In addition in 2017 we will be targeting some of the biggest markets for alcohol consumption, as well as some of the toughest states to compete in, including FL and TX. Distribution is often seen as the major barrier to entry, however it's been our experience that creating brand awareness and recognition is the bigger struggle. Bloomery Plantation Distillery has formulated a marketing strategy based on our regional targeted market experience and industry market research that is helping to overcome this hurdle in some truly unique ways. As we begin to create brand awareness and recognition, we'll continue to move into additional states year after year, concentrating on markets that have the highest concentration of millennials.

Core Line of Products with New Seasonal Flavors: Bloomery Plantation Distillery's production team focuses on quality, core products and reenergizes the brand with seasonal, limited flavor**s,** i.e. Pumpkin Spice and Cranberry Clementine. The limited supply generates greater demand among our fan base. The anticipation of each new product results in pre-ordered, sold out flavors before the end of each season.

Sponsoring major non-profit events: In the month of February, 2014 we sponsored 27 core value events in 21 days with our characters. Each of our labels has a character, and we bring those characters to life when we take our show on the road. Our live characters are iconic and easily recognizable. This method, though effective in generating brand awareness and near-term Distillery Tasting Room sales, was time consuming and costly for the amount of sales generated. Take away: Sponsoring of select non-profit events in each city with our characters is needed to bolster brand awareness in the market, but saturation through event marketing is not needed nor desirable.

Liquor Store Tastings: An industry tried and true. Direct correlation with bottles sold. We were able to generate greater sales when we did experiential tastings, including our famous Dancing Lemon mascot on the street with a megaphone and the mad "Elixir" style salesman from yesteryear. With base liquors, beer, bitters and eyedroppers in hand, customers flocked to our station curious for a taste and to watch the show. This style generated great sales. In fact, Fireball Whiskey's ambassador, the current darling of the industry (see case study below), who is overtaking Jagermeister as the #1 liqueur (yes, it's not a whiskey)—going from $1.9 million in sales in 2011 to $61 million in sales in 2013, did not sell one bottle while we were there. Not one. We surpassed that liquor store's record for sales from a tasting with 33 bottles of SweetShine® sold in one hour.

Cocky Cubes™: Our SweetShines® play beautifully with other liquors. They create a great drink by adding a small shot of SweetShine® to a cocktail or beer. The challenge is educating the public on how deliciously easy and fun this is to do. Cocky Cubes™ was created to do just that. Cocky Cubes™ is a "three games in one" Ultimate Cocktail Party Game, which includes a basic mixology game with a roll of the dice and game cards, a "step up the fun" with a Challenge/Trivia game. Whether it's for use at home, at a party, camping, glamping, girls night out, boys night in or at a bar, it's designed to promote fun, social encounters while creating great cocktails made with SweetShine®. The game is further enhanced with over 150 SweetShine® cocktail photos on Pinterest or on our Cocky Cube™ app with 300+ recipes. (See Magical Mystery Bus).

Pop Ups/Ins: Like Fireball Whiskey, we've met with great success with this concept in terms of bar sales and social media engagement. So a Dancing Lemon walks into a bar. "Free beer shots for all!" she yells into her megaphone. Wanna wear the Dancing Lemon suit while doing a shot? No problem. Post your photo on social media. Watch Instagram, Twitter and Facebook explode with activity. Bartender's are friends for life with a $25 tip and our leaving behind a bottle of Black Walnut for them to play with. Great concept. What's not to love about a Dancing Lemon? Where will she be next giving away free beer shots topped with SweetShine®? Follow her on social media. Easy to replicate in every city. The caveat: bars need to be carrying the product first in order to pour the shots, so we're limited by who is carrying the brand in any given city.

Brand Ambassadors: This concept will be modeled after DishCrawl. Brand ambassadors are recruited in each market. They're sent training material, including Dancing Lemon costumes, Cocky Cubes™ the Ultimate Cocktail Party game, tasting sheets, a list of materials needed, including base liquors, mixers, SweetShines®, etc. They go through our Cocktail Playground™ training with our team mixologist via Skype. They take our show on the road in regional bars and liquor stores to create brand awareness and generate sales. They implement our social media campaigns, are required to execute a given number of events within their target market, are compensated per event and are required to Skype once a week with our trainers and other ambassadors to discuss results and strategies.

On the Road Mixology Classes: This Mystery Mixology Bus will hit the road in target markets stopping at predetermined homes for cocktail parties and bars for team training. Paid radio advertising in select markets to give away home cocktail party-style classes, with additional classes given away as radio show gifts. A limited number given away in each market within a certain time frame. Entrants need to sign up in advance of the appearance. Individual cocktail creations would be posted online. Video and social media opportunities galore with this model. The class consists of introduction to Bloomery Plantation Distillery and SweetShine® and the history of moonshine with interesting, hooch facts or "trivia." Two tastings of cocktails that the mixologist makes and audience participation with two more, copying the mixologist, as he/she demos them. Participants take turns coming up to the high-bar table to make their own cocktails, as the mixologist works with them in pairs, answer questions, while the other participants eat snacks and socialize and pass around cocktails they made for others to taste. Classes include Mixology Challenges: Guess what's in the Cocktail, Mystery Challenge—make a cocktail with an unknown ingredient, and a Mixologist Challenge—create a cocktail and challenge the mixologist to identify the ingredients, Team Challenges as well. Voting on best cocktail creations. Posting of winners on social media. Intimate, fun, hands-on experience. Great reviews so far. We're looking forward to taking the show on the road. Participants supply the alcohol. We supply the fun.

Bartenders: Bartenders are a key component to any sales and marketing campaign within this industry. It's imperative to listen and study the needs of the group. We are members of the US Bartender's Guild. We are also in the process of creating a WV chapter of the Guild. We are building a national bartender's list of twitter addresses. We'll spend time listening to their community on social media; hearing their needs, complaints and concerns and join the conversation. As we listen, we'll also have playful and helpful conversations with individual bartenders. We know one of the things bartenders are looking for is help in creating drinks that will help them and their bar stand out with new drink recipes. This is where we shine.

Social Media: Our goal is to take our experiential marketing strategy, which is messaging one can view, feel or touch in a physical space, to our digital presence. Digital experiential marketing is creating a tangible presence in our customer's lives through our social media engagement. Successful social media engagement is not about posting what's relevant to us, rather, it's all about having a one on one conversation with our customers. We are doing that through Facebook, YouTube, Pinterest, Twitter and Instagram. And it's reflected in our Social Media numbers (see Competition).

Strategic Sales Focus

Distribution: As we gain significant traction with consumer brand recognition and loyalty through our marketing efforts, and as we scale production, securing national distribution will get easier. We will continue to hand select and nurture relationships with each individual state's distributors. Due to the nature of our product line, we'd be lost in the portfolio of a National big house. We're best served in the portfolio of a craft distributor who is knowledgeable about our market segment and knows our product line intimately. Developing a strong distributor relationship in each state, and carefully selecting the most well respected distributors with a strong craft portfolio, will help us to continue to gain traction regionally and ultimately nationally.

Brand Agents: This is a key component to our future success. These are reps above and beyond our distributors, who will work closely with them and with us. In each targeted market area, Brand Agents will be recruited and trained to become *passionate* ambassadors of the brand within the on- and off-premise venues. They will secure placement on cocktail menus, perform liquor store tastings, and work with hot mixologists in crafting recipes specific for each bar or restaurant. For cultural immersion, all will receive a fun, Bloomery-style"bootcaamp" training, as well as a weekly Skype forum to continue conversation, engagement, reporting and team camaraderie. Essentially, we will be adding another member to each distributor's team, focusing on our product, but within the distributor's territory.

International: Currently we are working with the WV Small Business Development Corps-Export/Manufacturing Division to pursue opportunities in Canada, the UK and emerging markets. As this model develops, we will continue to service US distributors, while we explore possibilities of international distribution (Note: our projections do not reflect international distribution).

Case Study: Fireball Whiskey: A Model to Follow

Bloomberg Business Week, By Devin Leonard, May 20, 2014
"The overwhelming popularity of Fireball has been unusual in two ways. First, Sazerac (parent company) didn't rely on traditional advertising to win converts. Instead, it used social media to spread the word about the flavored whiskey, which tastes like liquefied Big Red gum. The drink seems to appeal to women more than men, and this may foster an even deeper male appreciation of Fireball. (No studies support this, as of yet)."

Fireball has a clever social media voice, with a renegade mentality. They amassed a dedicated fan-base by doing pop-ups in bars, giving away free shots wherever they popped up and having a "where will the brand ambassadors show up next" hook. As a result their fan base took to Twitter and Instagram to post photos and to Foursquare to find the whereabouts of the brand ambassadors at the next pop-up. Giving away free shots at a pop-up is nothing new in the alcohol industry. The giants have been doing it for years. Tackling social media the way Fireball did was what propelled them to unheard of success in just a few years of concentrated marketing.

Bloomberg Business Week, By Devin Leonard, April 24, 2014
"It's also one of the most successful liquor brands in decades. In 2011, Fireball accounted for a mere $1.9 million in sales in U.S. gas stations, convenience stores, and supermarkets, according to IRI, a Chicago-based market research firm. Last year, sales leapt to $61 million, passing Jameson Irish whiskey and Patrón tequila. And that number doesn't include bars, where most people commune with the drink.

Now Fireball is within striking distance of Jägermeister, perhaps the most challenging of shots because of its medicinal taste. Jägermeister generated $81 million in sales last year, but it isn't growing nearly as fast as its cinnamon-infused rival."

Bloomery's #Dancing Lemon is an icon in DC. We can't wait to get her on the road to get this party started!

Bloomery Plantation Distillery
Competition

Of the 1000+ micro-distilleries in the U.S. the majority concentrate on distilling spirits: vodkas, whiskeys and bourbons. Approximately 64 have ventured into the land of specialty liqueurs and cordials. The main focus of 59 of those 64 craft distilleries are producing vodka, gin, whiskey, rum and bourbon—with a liqueur here and there thrown into their mix. The main focus of the remaining five craft distillers is solely producing a line of liqueurs. And only one has the complete focus of crafting an all natural line of *farm fresh* cocktail liqueurs: Bloomery Plantation Distillery.

What makes our product better than our competitors? Our flavors. Award-winning. Fresh and stark-ravingly good. Our personality. We're not stale. We're all about history, hooch and hospitality. Our tasting room. The experience is so refreshing and memorable. Our cocktail playground. We show you hands-on how to mix and craft cool cocktails. Our causes. We support locally. Our farm and our neighbor's farm. We grow lemons, raspberries, ginger, pumpkins, black walnuts and we source locally or support other small family farms. We are truly hand-crafted. We hand-zest, hand-pick, hand chop our fresh, natural ingredients and we hand write on every single bottle. Our customer service. There is someone here who truly cares behind our brand. Because of all of that, we make a difference to our fans. We have amassed a dedicated following of connoisseurs.

Garofalo Artisan Liqueur, VA
Founded in 2014
Facebook Likes: 243
8- Five Stars
Limoncello, Night Life Coffee, Francesca Inzero Green, Francesca Inzero Red, Tart Cherry, Father Ewing
Distributed in VA

Don Ciccio & Figli, DC
Facebook: 31 Likes
No stars
Cinque Aperitivo, Luna Amara Bitter, Amaro Donna Rosa, Amaro Don Derne', Amaro Delle Sirene,
Amaro delle Sirene, Nocino, Limoncello, Manderinetto, Concerto, Fico D'India, Finochietto
Distributed in DC, AZ, CA, CT, CO, DE, GA, IL, LA, MD, MA, MI, NC, NY, OH, PA, TN, TX, VA

Bloomery Plantation Distillery, WV
Started in 2011
Facebook: 10,000 Likes
294-Five Stars
Limoncello, Raspberry Lemon, Cremma Lemma "Moonshine Milkshake," Hard Lemonade
Chocolate Raspberry, Peach Shine, Ginger Shine, Black Walnut, Pumpkin Spice, Cranberry Clementine
Distributed in WV, DC, VA, TN, MD, PA, NY

'

CelloVia, IL
Started in 2011
Sales: 360 cases
Facebook: 221 likes
No stars
Meyer Limoncello, Raspberry Lemon, Blueberry Lavender Limoncello, Blood Orange,
Grapefruit Kafir Lime Leaf, Coconut Lime
Distributed in IL

PollyOdd, PA
Started in 2008
Sales: No information available
Facebook: 1840 Likes
85-five stars
Limoncello, orange cello, lime cello, chocolate cello, mango cello, lemon cream, orange cream, strawberry cream, chocolate cream, banana cream
Distributed in PA

Thatcher's Organic, MI
Founded in 2008
Facebook: 6,234 Likes
24-Five Star
Purchased by Beam, Inc. in 2010
Apple Spice Ginger, Cucumber, Chipolte, CoffeeHouse, Elderflower, Dark Chocolate, Tres Chilis, Blood Orange, Yumberry and Prickly Pear
Distributed throughout most of the USA
Power House: WAS a Craft Distiller, purchased by Jim Beam in 2010 (see Exit Strategy)

Distillery	State	Founded	Distribution	Flavors	2013** # Cases Sold	FB Likes	Five Star Reviews
Garofalo	VA	2014	1	6	<50	243	8
Don Ciccio & Figli	DC	2012	19	12	600	31	0
Bloomery	WV	2011	7	8 + 2 Seasonal	1500**	10,000+	294
CelloVia	IL	2011	1	6	360	221	0
PollyOdd	PA	2008	1	10	Unavailable	1,840	85
Thatcher's	MI	2007	USA	11	4000*	6,234	24

*2009—last public info available. Purchased by Beam in 2010.

**2013—last info available. Bloomery Case numbers are reflected as of 2013 for comparison purposes only.

Bloomery Plantation Distillery
Challenges

Characteristics that place our firm at a disadvantage relative to others:

1) Limited reputation nationally
2) Ability to meet market demand
3) Limited financial base compared to major spirit producers in the industry
4) Limited industry experience
5) Competition

Overcoming the Challenges:

1) So far, with a limited marketing budget, our growth has relied on word of mouth. However, from DC to Alaska, from Portugal to Indonesia to the Land Down Under, or products are enjoyed all over the world. Our customers love our products and experience, which is evident in our 294 Facebook Five Star reviews, our 73/77 Five Star Reviews on Yelp and our 157/170 Five Star reviews on Trip Advisor:

> From Martha Stewart's former chef, "...superb, clear-tasting invocations of lemon that sing in the mouth," to a good 'ole boy from the mountains of West Virginia, "If I were freakishly deformed, I'd give it three thumbs up." Great line.

With a passion for quality and taste, our reputation is growing tremendously. As we continue to garner national recognition through awards, conference attendance and industry associations, we are establishing ourselves as the go-to-craft distillery for farm-fresh liqueurs. In fact an article featuring Bloomery Plantation Distillery, put out by the AP in July, 2014, entitled *Ag Tourism Touted as way to Boost Rural Economy*, was picked up by the *Washington Post*, *The Wall Street Journal* and everywhere in-between from Hawaii to Iceland.

2) With our growing reputation, sales have begun to take-off. As demand has grown, we have been able to engineer our small batches to meet sales growth. As an artisan distillery, the art of the craft lies in our ability to hand-craft our product. This is time consuming. Although we are not willing to compromise on quality and taste, we are willing to create jobs, subcontract out work like hand-zesting and juicing lemons, and automating our work space with labeling and bottling machines, pneumatic corkers and filtering machines. With the purchase of one filtering machine, we have already cut our man hours on filtering down by a third. With the streamlined workspace in the new production building in place, we will become even more efficient with our man hours, helping to meet the growing market demand for our product. With the help of some dedicated employees and volunteers, both current and future, quality production on a larger scale is ensured.

3) Along with a huge commitment from our own financial resources, we continually seek to leverage resources to help ensure our growth. There is an explosion in the industry today with fruit infused vodkas and beverages. We are riding on the coattails of the major spirit producers. They are educating the public and generating awareness regarding fruit infusion. Jim Beam's purchase of Thatcher's Organic Artisan Liqueurs and its massive marketing efforts to educate our target market about premium craft liqueurs, is great news. As a small business, with a limited advertising budget, a global spirits producer educating the consumer about our marketing segment is pure awesomeness for us.

4) With limited industry experience, we had to hit the ground running. When we first started our regional distribution in DC, we literally hit the streets of DC to self-distribute our SweetShine®. We knocked on the doors of bars, restaurants and liquor stores to meet bartenders and owners with a backpack on our backs. We began to learn the ins and outs of the industry from the ground up. As we overcame roadblocks and met with small successes, we hired an experienced industry consultant to help us navigate the road to distribution. And so it is with everything we do. We research, explore, learn and surround ourselves with those in the know to help us gain ground. The good news? We've overcome the learning curve on our dime. We now have five years of industry experience under our belt and have built a strong team of advisors and mentors to help us overcome the challenges we encounter.

5) Of the 1000+ craft distillers in the US, six solely concentrate on making liqueurs. Our complete focus is on making a line of all natural, *farm-fresh* cocktail liqueurs. And we are the only one in America to do so. We've created a niche market and demand for our line of SweetShines®. We have met with great accolades from both men and women alike. In addition, our process, story, branding, "likes," reviews and national and international awards and recognition distinguish us from our competition.

Bloomery Plantation Distillery
Exit Strategy

While management is fully committed to the growth and expansion of the business and its continued operation, it is typical in this industry that large brands acquire or invest in boutique brands as shown below. Management fully anticipates this will occur as the company continues its growth and increases national recognition.

2016 • Constellation Brands launched Constellation Ventures in August 2015 to identify small-scale investment opportunities related to "innovative concepts" and "emerging categories". Constellation Brands acquired a minority stake in the recently reopened Nelson's Green Brier Distillery through its new investment unit.

2014 • Heaven Hill Distilleries, Inc., the nation's largest family owned and operated distilled spirits company located in Bardstown, KY, acquired the worldwide rights to the Domaine de Canton French Ginger Liqueur from Maurice Cooper et Cie. of Miami, Fla. No financial terms were released.

2014 • Campari, which also owns Wild Turkey bourbon, purchased Forty Creek Distillery for $185.6 million Canadian ($167 million US). Forty Creek's 2013-14 sales were $40 million.

2013 • Baccardi Limited purchased St-Germain Elderflower Liqueur. Since its launch in the U.S. in 2007, St-Germain grew by more than 50 percent in 2011 to reach nearly 77,000 cases worldwide, according to IWSR, an industry data source. In 2012, that growth reached over 100,000 cases in sales worldwide. Industry sources say the deal was worth more than $100 million.

2012 • Beam Inc. reached an agreement to purchase the Pinnacle Vodka and Calico Jack rum brands and other related assets from White Rock Distilleries Inc., Lewiston, ME, for $605 million in cash. Paul Coulombe, CEO of White Rock, said he was "pleased" to have grown the brand and now sell it to Beam. Launched in 2002, the vodka brand is known for its variety of flavors, including a line of whipped dessert flavors like chocolate, cherry and key lime.

2011 • Bethenny Frankel sold her year-old margarita brand Skinny Girl to Beam in March of 2011 for approximately $120 million. The company had only limited distribution (mostly in New York, New Jersey and Florida) at the time of its sale but was in such high demand that the company had been unable to keep up. Beam was looking to get in the graces of female consumers.

2010 • Craft distilled Stranahan's Colorado Whiskey was purchased by Proximo Spirits, a New Jersey–based mega-distributor, for an undisclosed amount.

2010 • Beam Global Spirits & Wine picked up Thatcher's Organic Artisan Liqueurs, for an undisclosed amount, and Beam intended to push the products as an ingredient for premium cocktails.

2010 • The UK-based company that makes Glenfiddich whisky, The Balvenie Single Malt Scotch whisky, and Stolichnaya vodka bought the Hudson Valley line of spirits made by the craft distillery Tuthilltown Spirits. The company, William Grant & Sons, now owns a suite of Tuthilltown's most iconic creations, including Hudson Baby Bourbon.... "This deal is the most tangible evidence yet that America's small but hardy band of micro-distillers is making an impression on the international distilled spirits industry." Julie Reischel, *Watershed Post*, 6/6/10

2010 • Anchor Brewing Company (and distillery) announced that founder Fritz Maytag sold the business to the Griffin Group. The acquirer is a boutique investment company based in Novato, California, and led by alcohol-industry veterans Keith Greggor and Tony Foglio, who helped to develop Skyy Vodka.

2. Financials

Company Financials

For full report on the Distillery's financials see Independent Accountant's Reveiw.

Owner Investment: We know investors like to see a significant investment by controlling owners—to date our partners have over $1 M invested in Bloomery Plantation Distillery—definitely skin in the game!

Break-Even & Profitability: Every dollar generated has been reinvested into the growth of the company, however Bloomery Plantation Distillery is not yet profitable. In 2013 we incurred large losses due to rebranding of the product, increased marketing and branding expenses in opening new markets and implementing a national distribution strategy, taking on additional employees to scale production and expanding tasting room sales, and the renovation of a new facility. The majority of these costs associated with the loss are not ongoing year over year. At the end of 2014, we challenged the WV Alcohol Control Board's (WVABCA) practice of charging a 28% markup fee on the purchases of our own cases for our tasting room, additional case fees and a 10% Market Zone Tax paid on our retail sales that went to three local liquor stores.. We won. The legislative action was implemented June 12, 2015 reducing the 28% mark up fee to 5%, a reduction and/or elimination of case fees and a decrease in the Market Zone Tax from 10% to 2%. 2015 saw the closing of our tasting room for two months while we fought the WVABCA through legislative action and our fans' grassroots efforts. Even though we won, we struggled to get out of the hole of being closed. 2015 Revenue reflects those closed months without revenue. On the expense side, the numbers reflect having to pay for product from November and December 2014 that was sold in 2014, but payment for the goods was held until the resolution of the legislation in June 2015. In spite of closed months and fighting the public perception that we were closed for good, we still surpassed our 2014 sales by a slim margin. We anticipate reaching our $1.28M break-even point in May 2017 with the additional investment fueling the national growth of the brand.

Use of Proceeds: The gross proceeds of the Offering to the Company will be Three Hundred Thousand Dollars ($300,000), if the Minimum Offering Amount is raised, and Nine Hundred Ninety-Six Thousand Dollars ($996,000), if the Maximum Offering Amount is raised. The net proceeds of the Offering, after deduction of expenses of the Offering, including but not limited to the intermediary's fees, escrow fees, legal fees, and accounting fees, will be contributed by the Company to the Distillery, to be used by the Distillery primarily for marketing expenses and for working capital for the business operations of Distillery until such time as Distillery realizes net earnings from its operations, and secondarily for acquisition of equipment and capital improvements in the event greater amounts are raised. The following table lists the estimated use of proceeds of the Offering if the Minimum Offering Amount and the Maximum Offering Amount are raised.

Use of Proceeds:	Minimum Raise		Maximum Raise	
	$ 300,000	100.0%	$ 996,000	100.0%
Less: Offering Expenses				
Intermediary Fees	$ 21,000	7.0%	$ 69,720	7%
Escrow & Other Offering Fees	$ 10,000	3.3%	$ 12,000	1.2%
Legal Fees	$ 11,000	3.7%	$ 11,000	1.1%
Accounting/Audit Fees	$ 6,000	2.0%	$ 6,000	0.6%
Net Proceeds from Offering	$ 252,000	84.0%	$ 897,280	90.1%
Use of Net Proceeds				
Capital Improvements	$ 0	0%	$ 200,000	20.1%
Equipment Purchases	$ 0	0%	$ 26,000	2.6%
Marketing	$ 126,000	42.0%	$ 447,520	44.9%
General Working Capital	$ 126,000	42.0%	$ 223,760	22.5%
Total Use of Net Proceeds	$ 300,000	100%	$976,000	100.00%

Projection Assumptions:

1) Same trajectory of growth projected through June-December 2016, based on historical data of last six month growth of 2015 over 2014. (13% growth rate). Largest revenue months: July, Aug, Sept, Nov., Dec.

2) It is anticipated that Sunday sales will be allowed in the Tasting Room by 2017, allowing the Tasting Room to be open 7 days a week, significantly increasing the Tasting Room revenue, 24%

3) Minimal growth (15%) expected in the Tasting Room in 2018. Growth in the Tasting Room will max out due to space/seating limitations.

4) 2016 National Warehouse Projections reflect a September bump in sales due to the release of our seasonal Pumpkin Spice.

5) 2016 National Warehouse project that MA and CA will come in line with the same initial sales order as NY in 2015.

6) The addition of one state per Qtr starting in June 2016:
   2016: MA, CA
   2017: ME, VT, NH, RI, CT
   2018: NC, SC, GA, OH

7) 2017 and 2018 National Warehouse Sales reflect a 70% growth rate due to a targeted National Sales and Marketing Campaign.

Projections
    For details, see following pages "Final Bloomery Projections 05_16"





Accrual Basis

Income Statement Years 1-3

Prepared By:

Linda Losey

Company Name:

Bloomery Plantation Distillery

Revenue	2016		2017		2018	
Tasting Room Sales	476,340		590,661		679,261	
WV Wholesale	298,175		369,737		425,198	
National Warehouse	178,704		303,797		516,455	
Product 4	-		-		-	
Product 5	-		-		-	
Product 6	-		-		-	
Total Revenue	**$ 953,219**	**100%**	**$ 1,264,196**	**100%**	**$ 1,620,913**	**100%**
Cost of Goods Sold						
Tasting Room Sales	282,207		349,937		402,428	
WV Wholesale	88,276		109,462		125,881	
National Warehouse	53,611		91,139		154,936	
Product 4	-		-		-	
Product 5	-		-		-	
Product 6	-		-		-	
Total Cost of Goods Sold	**424,094**	**44%**	**550,538**	**44%**	**683,245**	**42%**
Gross Margin	529,125	**56%**	713,658	**56%**	937,668	**58%**
Payroll	284,576		284,576		292,536	
Operating Expenses						
Advertising & Marketing	62,100		63,963		65,882	
Car and Truck Expenses	6,000		6,000		6,000	
Credit Card Charges and Interest	-		-		-	
Contract Labor (Not included in payroll)	2,400		2,400		2,400	
Insurance	30,000		30,000		30,000	
Legal and Professional Services	20,400		20,400		20,400	
Licenses	12,900		13,287		13,686	
Office & Tasting Room Supplies/Expense	19,200		19,776		20,369	
Rent or Lease -- Vehicles, Machinery, Equipment	-		-		-	
Rent or Lease -- Other Business Property	-		-		-	
Repairs and Maintenance Farm & Facilities	28,800		28,800		28,800	
Taxes (Other MZT, Excise, Property)	18,000		18,540		19,096	
Travel, Meals and Entertainment	36,000		36,000		36,000	
Utilities	24,000		24,720		25,462	
Miscellaneous Plus Grt Payments Rob/Linda	78,000		80,340		82,750	
Other Expense 1						
Other Expense 2						
Total Operating Expenses	**$ 337,800**	**35%**	**$ 344,226**	**27%**	**$ 350,845**	**22%**
Income (Before Other Expenses)	**$ (93,250)**	**-10%**	**$ 84,856**	**7%**	**$ 294,288**	**18%**
Other Expenses						
Amortized Start-up Expenses	-		-		-	
Depreciation	49,852		49,852		49,852	
Interest						
Commercial Loan	5,582		4,820		4,027	
Commercial Mortgage	18,272		17,642		16,987	
Credit Card Debt	10,824		8,634		6,705	
Vehicle Loans	1,439		1,063		663	
Other Bank Debt	-		-		-	
Line of Credit	-		-		-	
Bad Debt Expense	-		-		-	
Total Other Expenses	**$ 85,969**	**9%**	**$ 82,011**	**6%**	**$ 78,235**	**5%**
Net Income Before Income Tax	**$ (179,219)**		**$ 2,845**		**$ 216,053**	
Income Tax	$ -		$ 2,508		$ 44,684	
Net Income/Loss	**$ (179,219)**	**-19%**	**$ 337**	**0%**	**$ 171,369**	**11%**

Balance Sheet Years 1-3

Accrual Basis

Prepared By: Linda Losey

Company Name: Bloomery Plantation Distillery

ASSETS	2016	2017	2018
Current Assets			
Cash	(162,107)	74,485	225,584
Accounts Receivable	45,152	59,483	75,508
Inventory	115,368	115,368	115,368
Prepaid Expenses	-	-	-
Other Initial Costs	-	-	-
Total Current Assets	**$ (1,587)**	**$ 249,336**	**$ 416,460**
Fixed Assets			
Real Estate -- Land	169,525	169,525	169,525
Real Estate -- Buildings	120,213	120,213	120,213
Leasehold Improvements	274,869	274,869	274,869
Equipment	53,012	53,012	53,012
Furniture and Fixtures	(52,536)	(52,536)	(52,536)
Vehicles	36,647	36,647	36,647
Other	10,912	10,912	10,912
Total Fixed Assets	**$ 612,642**	**$ 612,642**	**$ 612,642**
(Less Accumulated Depreciation)	$ 49,852	$ 99,704	$ 149,556
Total Assets	$ 561,203	$ 762,274	$ 879,546
LIABILITIES & EQUITY			
Liabilities			
Accounts Payable	40,589	52,546	64,931
Commercial Loan Balance	129,368	109,900	89,640
Commercial Mortgage Balance	448,374	432,288	415,546
Credit Card Debt Balance	89,133	70,366	49,427
Vehicle Loans Balance	20,646	14,171	7,298
Other Bank Debt Balance	3,335	1,667	0
Line of Credit Balance	-	251,240	251,240
Total Liabilities	**$ 731,444**	**$ 932,179**	**$ 878,082**
Equity			
Common Stock	8,978	8,978	8,978
Retained Earnings	(179,219)	(178,882)	(7,514)
Dividends Dispersed/Owners Draw	-	-	-
Total Equity	**$ (170,241)**	**$ (169,904)**	**$ 1,464**
Total Liabilities and Equity	$ 561,203	$ 762,274	$ 879,546
Balance sheet in or out of balance?	$ -	$ -	$ -
	Balanced!	Balanced!	Balanced!

3. Appendices

Thomas J. Kiefer, PE

18000 Falls Road, Hampstead, MD 21074
Tomkfr@gmail.com 410-458-9282

Summary Professional Engineer with progressive and broad technical and construction experience applied to operations management, and the design and construction of a wide variety of projects using effectively developed teams.

- Operations Management
- Project Management
- Construction Administration
- Construction Quality Control
- Facility Start-up
- Safety Management

- Public Infrastructure
- Commercial & Residential
- Industrial
- Institutional
- Marine
- Hazardous & Toxic Waste

Selected Professional Accomplishments

Operations Management: As Bureau Chief, directs operations of a 320-person utility operations and maintenance group with an $18MM budget and a fleet of over 150 vehicles and pieces of construction equipment. Oversees the functioning of 2000 miles of sewer pipes, 117 pumping stations and nearly 1000 miles of storm drains pipes. Previously directed project managers, field operations, estimating staff and cost accounting of a 120-person land development and construction company on residential and commercial projects; monitored and analyzed P&L statements, cost controls, schedules, construction quality, and developed safety, technical and equipment training programs.

Corporate Administration: As Corporate Safety Officer developed, planned, directed, coordinated and maintain a company-wide safety program for the protection of approximately 800 employees located in 23 offices in eight states; performed hazard assessments; developed schedules and conducted training classes; developed policies, proposed directives and procedures ; investigated and analyzed safety; reduced claim costs by an estimated 30 percent.

Construction Administration: Led local design activities and construction administration of CIP projects (up to $30 million) with on-schedule, ahead-of-budget completions; one earning an ACEC Engineering Excellence Award; led project meetings during feasibility planning and implementation phases, assisted end-user with CIP and operating budgets; acted as liaison between end-users and designers; provided construction phase supervision and management, dealing with budgets, payments and schedules, and problem resolution.

Project Management:	Oversaw on-budget, on-schedule design and construction of medical gas facility; all aspects of project from concept through testing, including budgeting, contracts, design, assembling team of architects, engineers and specialty contractors, coordination, client and neighborhood relations and quality control; maintained operation of medical gas facilities during construction.
Engineering Field Manager:	Led field operations for 138-acre, $70M commercial complex that included 1.2 million square-foot structure, highways, bridges, utilities and buildings. Liaised between real estate developer, end-users, architects and engineers; addressed construction and engineering problems; provided site engineering and directed testing and inspection technicians.
Construction Oversight:	Provided construction oversight and commissioning of structures, mechanical processes, and electrical systems for $560M pulp manufacturing facility; identified and resolved construction, safety and operations issues saving thousands of dollars in rework and schedule problems; implemented predictable motor maintenance program; earned owner's construction quality award and repeat business from client.

Professional Experience

Baltimore County Dept. of Public Works	2006-present
Pavex, Inc., Baltimore office, MD	2005 to 2006
Reybold Construction Corporation, Bear, DE	2004 to 2005
Self-Employed	2003 to 2004
KCI Technologies, Inc., Hunt Valley, MD	1986 to Present P/T

Registrations and Education

Licensed Professional Engineer - MD, DE

Masters of Business Administration, Wilmington College
Gould Award - academic excellence and commitment to students and college mission

Bachelor of Science, Civil Engineering, Virginia Tech

Certified Safety Manager, ASSE

Construction Contract Administration, University of Wisconsin
Construction Claims Avoidance, ASCE

1910.120 OSHA 40-hour Hazardous Waste Operations Training
1910.120 OSHA 8-hour Supervisory Training

Linda Losey

(410) 960-8824
linlosey@gmail.com
Hampstead, MD 21074

SUMMARY OF QUALIFICATIONS

- M.S. in Education, High Honors
- B.S. in Speech Pathology, Magna Cum Laude
- Mother of four children
- Outstanding role model, excellent communication skills and the ability to engage a student's attention
- Criminal History Background Check & Child Abuse Clearance
- Author, *The Great God Hunt*, #1 on Amazon.com in death and grief
- Highly competent in writing, proof-reading and editing
- Published in the "Chronicle of Philanthropy," " Bright Ideas" and the greeting card industry
- Extremely creative with strong artistic abilities. Voted "New York State's Top 120 Students in Art"

PROFESSIONAL EMPLOYMENT

2004 TO PRESENT—Bulletin Editor & Webmaster, Baltimore Hebrew Congregation
Design, write and proof a 16 page monthly newsletter for the largest Reform Congregation and Day School in Maryland. Write copy, design images and upload content for 200+ page website. Gather data, research, write, proof and send out a weekly e-mail update to 1500 members. Create flyers, posters, and marketing material. Coordinate advertising and publicity efforts. Photograph all major events.

1998 to present—Consultant. Marketing, Public Relations, Graphic Design & Copywriting
Consult with clients in the marketing of their businesses. Design logos, brochures, letterhead, business cards, advertisements and newsletters. Write all copy. Coordinate publicity efforts and implement marketing strategies.
- **1999 to 2001—Contract Marketing Director, Mckane and Associates**
  Outlined and executed marketing strategies and public relations campaigns for 25 clients. Oversaw all aspects of campaign development including design, branding, copywriting and publicity.

2002 TO 2004—Principal, Aletha's Fine Art Gallery
Represented 30+ local artists as well as hosted musical venues for Baltimore songwriters.

1996 to 1998—Principal, Blooming Rose Company
Developed a patentable process for preserving roses. Sold rose pins on cards to 800+ retail stores throughout North America and Japan, including the Cracker Barrel chain of restaurants.

1994 to 1996—Partner, Sour Grapes
Designed and sold a line of humorous greeting cards based on rotten relationships. The line was sold in retail stores throughout North America and the United Kingdom.

EDUCATION

1990—Nazareth College, M.S. in Education, graduated with High Honors
1989—Nazareth College, B.S. in Speech Pathology, graduated Magna Cum Laude
1984—Jamestown Community College, A.A. in Psychology

ORGANIZATIONS

Toastmasters International, Valley Toastmasters, Immediate Past President, Hunt Valley, MD
Equine Rescue and Rehabilitation, Inc., Consulting Board Member, Parkton, MD

Robert H. Losey
16420 Dubbs Road
Sparks, MD 21152
410-340-6434

2011- Present
Helped to build and promote Bloomery Plantation Distillery, Charles Town, WV.

    2012—Present: Director, National Sales and Distribution
    product sales and marketing, development of national sales and distribution network

    2011—2013: Responsibilities included construction, maintenance, public relations,
    legislative lobbying and product sales

2002 - 2011
Founded and managed GreenLand Development Services,LLC, Sparks, Maryland. Successfully built multi- million dollar business serving land development customers in mid-atlantic area. Primary scope of work included reforestation, fencing, excavation, commercial and residential development landscape and hardscape projects.

1983-2001
Successfully worked in progressive levels of responsibility and management selling and marketing industrial products for General Electric, Telemecanique (Groupe Schnieder), Square D and Danfoss. Responsible for USA. Consistently achieved outstanding sales results, product management goal attainment.

Graduated Clarkson College of Technology, Potsdam , NY
Bachelors of Science, Industrial Distribution. 1982

Entrepreneur.



360 **BEST**
PERFORMANCE INDEX

ENTREPRENEURIAL COMPANIES IN AMERICA 2015

Bloomery Plantation Distillery

PRESIDENT/COO, ENTREPRENEUR MEDIA INC.

EDITOR IN CHIEF/VP ENTREPRENEUR MEDIA INC.

CIO, MARKETING & RESEARCH, ENTREPRENEUR MEDIA INC.





Cast of Characters

Locally-Raised Fruits, Roots & Nuts



SweetShine
COCOA

Accolades

True Quotes

"Oooooooh my. Oh MY!" "Orgasmic. It's better than sex."

"I think it's affecting my brain."

"Amazing hooch. Makes me tingle all over."

"Sooooo much better than milk."

"The pucker power is perfect." "Can guys drink it? Just wondering."

"Man I love this. Please don't tell the wife."

"If I were freakishly deformed—I'd give it three thumbs up."

"Can I have some more please?" "A harmonious convergence—superb, clear-tasting invocations of lemon that sing in the mouth. . ."





Steeped in History

In 1742, Bloomery boasted the first ironworks west of the Blue Ridge Mountains and the first in present West Virginia. Bloomery also held the honor of **the largest bootlegging operation** in the area. More illegal 'shine came through this one tiny hamlet than in any other area in the state. Even the structural elements of our historic log cabin distillery are tied to moonshining. In 1870 two new additions were added to the original log cabin. The board and batten were from dismantled gundalows—ferry boats used to haul people and product across the Shenandoah River. **At night, by the light of the moon, the boats also hauled moonshine.** The captains of the gundalows were known as moonshine boatmen. Moonshining has long been a way of survival for many families and is a huge part of the Appalachian culture in the mountains of WV. At one time, the plantation housed six working stills. Families passed down recipes from generation to generation. **Old-timers** used to temper their moonshine with real fruit and sugar for a smoother, more palatable 'shine. Bloomery's all natural SweetShine is crafted after the old-timers' **recipes** with **190 proof 'shine, pure cane sugar** and **farm-fresh ingredients.**

Yes, Lemons in West (by God) Virginia







Our family of flavors are crafted by hand, naturally. From the **hand-zesting of every single lemon** to hand-writing every bottle's proof on the label. All of the local fruits, roots and nuts from our farm, and neighboring farms, are hand-selected **by our master macerator**. We carefully craft every bottle to ensure only the best, from our farm to the glass. Not only is our SweetShine carefully hand-crafted, it's **beautifully focused—**
        and stark raving good.
So shake it up, **play**, imbibe, and **enjoy** our **locally loved,** stylishly sexy**,** but **never stuffy, libations** that eradicate expectations**.**

Farm-Fresh Cocktail Liqueurs
home-grown nuts, lemons, raspberries, ginger and peaches

From Our Farm, Naturally

Bloomery SweetShine • 375 ml, 6 btls./case
- Raspberry Lemon, 30 proof, 794504142112
- Limoncello, 40 proof, 794504141917
- Cremma Lemma-
  Moonshine Milkshake, 40 proof, 794504142013
- Chocolate Raspberry, 30 proof, 794504142211
- Peach Shine, 45 proof, 9450480270
- Ginger Shine, 45 proof, 696859167928
- Black Walnut, 65 proof, 696859167942
Seasonal:
- Pumpkin Spice, 35 proof, 696859167959
- Cranberry Clementine, 30 proof, 696859167966

To Bloomery's Distillery



To Your Customer's Hands





BLOOMERY
SweetShine®

Bloomery Plantation Distillery, LLC
16357 Charles Town Road
Charles Town, WV 25414

BloomerySweetShine.com
304.725.3036



BLOOMERY
SweetShine



















Making SweetShine

Bloomery Plantation Distillery in the Eastern Panhandle is an intoxicating treat.

written by **LAURA WILCOX ROTE**
photographed by **ELIZABETH ROTH**



ONE OF THE HAPPIEST PLACES on earth—or at least in West Virginia—has to be Bloomery Plantation Distillery in Charles Town.

At the end of a gravel road in a tasting room in a salvaged 1840s cabin, the booming laughter of Rob Losey rings out as he tells the story of growing lemons in the Mountain State. The Eastern Panhandle distillery is the first commercial grower of lemons in the Mid-Atlantic. It all started when Rob's ex-wife and dear friend Linda Losey—standing 6 feet away experimenting with flavors on her "science cart"—returned from a trip to Italy in 2010 with the crazy idea to make and sell limoncello. Standing next to Rob is Rita, his girlfriend, who pours a packed room of visitors each a taste of Ginger Shine from what Bloomery calls its cocktail playground. "Our goal is to always provide a 'Wow' experience—from the product to the branding to the experience in the tasting room," says Linda, who co-owns Bloomery with her husband, Tom Kiefer. "Part of that is laughter."

All of the employees—just over a dozen people help make the Bloomery brand the success it is—wear multiple hats in the business, sometimes literally. The distillery's award-winning labels grab attention, and the staff sometimes wear outfits to match. "I'm Pumpkin Spice," Linda laughs. Rob says they wanted the labels to be reminiscent of turn-of-the-century seed packets. From there they personified the labels on the bottles with the "ginger guy" and the "pumpkin girl" and so on.

Rob, co-owner and director of sales and distribution, says having fun is part of building the brand, though the employees really do enjoy themselves. Lively presentations in the intimate, rustic tasting room keep people coming back, but the crew aims to keep the excitement alive long after people leave, too. "One of our biggest challenges is being able to carry that fun experience outside of the distillery and into the market. It's one thing to have a nice looking bottle but, as a small business, marketing budgets are limited. We have family, friends, and volunteers help bring our bottle characters to life and take them on the road to various events."

Along with 40 Italian Santa Teresa lemon trees housed in a greenhouse on the property off the beaten path, the distillery harvests 600 pounds of Hawaiian ginger each year and has 2,000 raspberry plants. The team is also working to harvest black walnuts, and pumpkins will be planted in 2014, too. In less than three years, Bloomery has hosted 35,000 visitors, offering up free tastings of the award-winning SweetShine liqueurs. Flavors like

Cremma Lemma and the flagship Limoncello are most popular, while bottles of Raspberry Lemon, Ginger, and Chocolate Raspberry have no trouble finding good homes.

"Everything we do starts with 190-degree moonshine," Rob says, adding that it's all-natural. The list of fresh ingredients that may go into the nine flavors is short, including lemons, raspberries, ginger, pumpkins, peaches, and black walnuts. "No colors, no flavors. We offer customers a handcrafted, all-natural, authentic product they really can't get any place else. More and more people really want to step back and enjoy things that they know where they came from."

Drinking the liqueurs is also unique. They mix well together or with other ingredients—Bloomery suggests pairing Limoncello with West Virginia's Smooth Ambler Vodka for a Zesty Mountaineer Martini, or add Chocolate Raspberry to a cup of hot coffee for a Chocolate Lab. You can choose from dozens of recipes on the distillery's website or simply enjoy the SweetShine on its own. "We sell out of every bottle we make. Our biggest challenge is keeping up with production," Rob says. "Some of our aging takes about six months, so it takes awhile for it to be ready to sell. We are continually ramping up our production." You can find Bloomery at liquor stores across West Virginia as well as in D.C., Virginia, and Tennessee. You can also buy from Bloomery's website, which ships to 42 states.

Linda says it's hard to be in a bad mood around lemons, but growing crops was no easy feat at first. "It's been a real learning curve. We weren't farmers," she says, adding that folks at the nearby USDA research center and others were a godsend in the beginning. Bloomery also works closely with officials in Jefferson County, one of the few counties in the state to have an agriculture development officer on its economic development team.

"Not that it was news to us, but farming is not easy," agrees Rob, whose background is in construction. "We certainly have an even deeper respect for farming. A lot of work goes into raising an acre of raspberries."

Bringing an old cabin back to life was a worthwhile challenge, too. Linda found the 12-acre property with dilapidated cabin on Craigslist and fell in love. "My husband, Tom, was out at a conference and I texted him, 'I'm going to meet the Craigslist killer.'" But everything turned out just right. The property just needed some tender loving care. Linda and Tom purchased the property in December 2010. "We were one of the fastest distilleries to



"There's no way we could have done it without the team we have. That has been as rewarding as having the customers—building the team," says Linda Losey, co-owner at Bloomery Plantation Distillery. One of the first employees and also a co-owner, Rob Losey is a vital part of that team and can often be found in the tasting room making customers laugh.















get their licenses in America," Linda says. "We had it in less than three months. I'm a researcher and that's one of the things I love doing—I'm a Googler. I made sure all of my i's were dotted and t's were crossed, and we were approved. In less than a year we were open."

The cabin had been a slave quarters at one time, and it was in serious disrepair. "A building a couple hundred years old—there's nothing that's square," Rob says. "You don't go to Home Depot and pick up the doors. Everything had to be custom-made." The roof had to be replaced and geothermal heating and cooling were installed. "In five months we put in a lot of sweat." But it was close to their hearts, and it captured the feeling the team wanted to evoke. "We knew it'd be some place cool to come visit," Rob says.

Rob was the first employee working with Linda and Tom, and at first, everyone had two full-time jobs. "I planted the raspberry field and did the greenhouse and did work on the building itself," Tom says. Tom's brother, Don, also began working with the group in areas like production. Then, Linda says, it was time for Rob to take charge in the tasting room.

"We look back every day and go, 'Wow.' It's been a wild ride," Linda says, reflecting back on the distillery's opening day in September 2011. Even then there were lines out the door, and business continues to boom. In a single month in late spring 2014, visitors from Russia, China, Ireland, Mexico, and even Australia all came through Bloomery.

"It's been a lot of fun. How many people can say they're in business with their ex-husband and his girlfriend?" Linda says. "We call this the Land of Misfit Toys because we're so diverse in personalities, but when we get together, we rock."

Bloomery Plantation Distillery is open Fridays and Saturdays from 11 a.m. to 8 p.m., and Mondays, Thursdays, and most federal holidays from noon to 6 p.m. Live music takes place most Fridays and Saturdays in summer.

The distillery in Charles Town has been popular since day one. Try popular flavors like Limoncello or Raspberry Lemon and visit in summer for live music or special events.

BLOOMERY PLANTATION DISTILLERY
16357 Charles Town Road, Charles Town, WV 25414
bloomerysweetshine.com

"**More and more people really want to step back and enjoy things that they know where they came from.**"

ROB LOSEY, *Bloomery Plantation Distillery*

EXHIBIT D

Company's Reviewed Financial Statements

NOTE: The attached Financial Statements were issued May 14, 2016. Accordingly, Notes 6 and 8 to said Financial Statements do not reflect changes made June 17, 2016 to: (i) the number of Class A and B Membership Interests authorized (from 6,640 to 79,680, for each class), (ii) the number of Class A Membership Interests outstanding (from 6,640 to 79,680), (iii) the minimum and maximum number of Class B Membership Interests offered under the Offering (from 1,000 and 3,320 to 12,000 and 39,840, respectively), and (iv) the price of Class B membership Interests per unit (from $300 to $25). Such changes are incorporated elsewhere in this Form C.

BLOOMERY INVESTMENT HOLDINGS, LLC
A WEST VIRGINIA LIMITED LIABILITY COMPANY
FINANCIAL STATEMENTS
(unaudited)
DECEMBER 31, 2015 AND 2014

Table of Contents

Independent Accountant's Review Report

Financial Statements

Balance Sheets

Statements of Income

Statements of Members' Equity

Statements of Cash Flows

Notes to Financial Statements

To the Members
Bloomery Investment Holdings, LLC
Charles Town, WV

Independent Accountant's Review Report

We have reviewed the accompanying financial statements of Bloomery Investment Holdings LLC, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United States of America (US GAAP); this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be presented in accordance with US GAAP. We believe that the results of our procedures provide a reasonable basis for our Report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, The Company has suffered recurring losses from operations and has a net capital deficiency that raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Levin & Hu, LLP
Kahului, Hawaii
May 14, 2016

Levin & Hu, LLP

Bloomery Investment Holdings, LLC
(A West Virginia Limited Liability Company)
Balance Sheets
December 31, 2015 and 2014
(unaudited)

ASSETS		2015		2014
Current assets				
Cash	$	6,697	$	2,432
Accounts receivable		23,876		24,193
Inventories		115,367		161,882
Total current assets		145,940		188,507
Property, plant and equipment				
Automobiles		36,647		36,647
Furniture and equipment		53,013		38,130
Buildings and improvements		406,402		410,621
Land		169,525		169,525
		665,587		654,923
Less: accumulated depreciation		(81,396)		(54,730)
Property, plant and equipment - net		584,191		600,193
Intangible assets - net of accumulated amortization		8,505		10,912
TOTAL ASSETS	$	738,636	$	799,612

The accompanying notes are an integral part of this independent accountant's review report.

Bloomery Investment Holdings, LLC
(A West Virginia Limited Liability Company)
Balance Sheets
December 31, 2015 and 2014
(unaudited)

LIABILITIES AND MEMBERS' EQUITY		2015		2014
Current liabilities				
Current portion of long term debt	$	26,447	$	24,250
Accounts payable		21,812		8,801
Accrued expenses		5,001		8,525
Accrued payroll taxes		-		11,186
Payable to related party		84,142		-
Line of credit payable to bank		148,073		148,170
Total current liabilities		285,475		200,932
Long term debt payable to bank, net of current portion		464,128		485,244
Total liabilities		749,603		686,176
Members' equity (600 Class A Membership Interests authorized, issued and outstanding as of December 31, 2014 and 2015; 600 Class B Membership Interests authorized, 0 issued and outstanding as of December 31, 2014 and 2015)		(10,967)		113,436
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	738,636	$	799,612

The accompanying notes are an integral part of this independent accountant's review report.

Bloomery Investment Holdings LLC
(A West Virginia Limited Liability Company)
Statements of Income
For the Years Ended December 31, 2015 and 2014
(unaudited)

	2015	2014
SALES	$ 790,683	$ 789,927
COST OF SALES	493,335	323,187
GROSS PROFIT	297,348	466,740
EXPENSES		
General and administrative	623,184	792,613
Interest	26,718	25,931
Depreciation and amortization	29,074	26,519
	678,976	845,063
LOSS FROM OPERATIONS	(381,628)	(378,323)
OTHER INCOME	-	52,230
	-	52,230
NET LOSS	$ (381,628)	$ (326,093)

The accompanying notes are an integral part of this independent accountant's review report.


Bloomery Investment Holdings LLC
(A West Virginia Limited Liability Company)
Statements of Changes in Members' Equity
For the Years Ended December 31, 2015 and 2014
(unaudited)


	2015	2014
BEGINNING MEMBERS' EQUITY	$ 113,436	$ (597,645)
Contributions	266,425	1,037,174
Distributions	(9,200)	-
Net Loss	(381,628)	(326,093)
ENDING MEMBERS' EQUITY	$ (10,967)	$ 113,436


Bloomery Investment Holdings LLC
(A West Virginia Limited Liability Company)
Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014
(unaudited)


	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (381,628)	$ (326,093)
Adjustments to reconcile net loss to cash		
used in operating activities:		
Depreciation and amortization	29,074	26,519
(Increase) decrease in:		
Inventories	46,515	(50,750)
Accounts receivable	317	696
Increase (decrease) in:		
Accounts payable and payable to members	13,011	8,801
Payable to related party	84,142	-
Accrued expenses	(3,525)	(11,237)
Accrued payroll taxes and other	(11,186)	4,956
Net cash used by operating activities	(223,280)	(347,108)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net additions of property, plant and equipment	(10,665)	(33,950)
Net cash used in investing activities	(10,665)	(33,950)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from long term debt	6,540	-
Increase (decrease) in line of credit	(97)	118,170
Repayment of long term debt	(25,458)	(801,314)
Contributions from members	266,425	1,037,174
Distributions to members	(9,200)	-
Net cash provided by financing activities	238,210	354,030


The accompanying notes are an integral part of this independent accountant's review report.


	2015	2014
NET CHANGE IN CASH	$ 4,265	$ (27,028)
CASH, BEGINNING OF YEAR	2,432	29,460
CASH, END OF YEAR	$ 6,697	$ 2,432

SUPPLEMENTAL CASH FLOW INFORMATION

Interest Paid	$ 26,718	$ 25,931
Income Taxes Paid	$ -	$ -

The accompanying notes are an integral part of this independent accountant's review report.

Bloomery Investment Holdings, LLC
(A West Virginia Limited Liability Company)
Notes to Financial Statements
December 31, 2015 and 2014
(unaudited)

Note 1 ⁻ Nature of Operations

Bloomery Investment Holdings LLC (the `Company`) is a West Virginia limited liability company formed on September 22, 2014. The Company conducts no business or operations of its own and is a holding company which owns all the membership interests in two other West Virginia limited liability companies ⁻ Bloomery Plantation Holdings LLC and Bloomery Plantation Distillery, LLC (`Distillery`). Through these subsidiaries the Company operates a distillery and engages in craft bottling of artisanal fruit cordials. The Company's principal office is located in Charles Town, West Virginia where it distributes its Bloomery Sweetshineù products in West Virginia, Virginia, Maryland, New York, Tennessee, Pennsylvania and the District of Columbia through independent distributors. The Company operates a small farming operation which provides produce used in the production of its cordials and a tasting room open to the public which sells directly to retail customers.

Note 2 ⁻ Summary of Significant Accounting Policies

The Company follows accounting policies that conform to US GAAP and the common practices of the industry in which it is engaged. In order to more fully inform users of these financial statements, certain accounting key policies that affect significant elements of the financial statements are described below:

Basis of Accounting

The Company's policy is to prepare financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned rather than when cash is received, and expenses are recognized when the obligation is incurred rather than when cash is disbursed.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Note 2 ⁻ Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable are recorded at the original invoice amount and are charged against the allowance account when deemed uncollectible. The allowance for doubtful accounts is based on management's assessment of the credit history of customers with outstanding balances. As of December 31, 2015 and 2014, the allowance for doubtful accounts was $0.

Inventories

Inventories are stated at lower of cost or market, on a first in, first out basis. Inventories at December 31 consisted of the following:

	2015	2014
Materials	$ 50,693	$ 72,439
Work in Process	23,513	11,510
Finished Goods	32,750	68,877
Packaging and Supplies	8,411	9,056
	$ 115,367	$ 161,882

Property, Plant and Equipment

Property, Plant and Equipment is stated at cost plus amounts expended to place the asset in service. Improvements which prolong or extend the useful lives of the underlying assets are capitalized. Routine maintenance and repairs and minor replacement costs are charged to expense as incurred.

Depreciation is calculated on a straight-line basis, with estimated useful lives of the assets as follows:

Automobiles	5 Years
Furniture and Equipment	5 - 7 Years
Buildings and Improvements	39 Years

Note 2 ⁻ Summary of Significant Accounting Policies (Continued)

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense for the years ended December 31, 2015 and 2014 was $10,049 and $6,500, respectively.

Income Taxes

The Company is not subject to income taxes and files its state and federal tax returns as a partnership, with all tax liabilities and benefits flowing through to the individual Members according to their proportionate share of ownership. As such, no provision for income taxes is reflected in the financial statements.

Note 3 ⁻ Related Party Transactions

Payable to Related Party

The payable to related party consists of personal credit card debt incurred by a Member for Company expenditures.

Collateral, Personal Guarantees

Substantially all assets of the Company are pledged as collateral on notes payable to a bank. Two of the Company's Members have issued personal guarantees on the notes.

Family Employees

Occasionally, the Company employs relatives of the Members in various non-executive capacities. In such cases, these employees are paid customary and prevailing wages which the management believes to constitute arms-length transactions.

Note 4 ⁻ Line of Credit

The Company has a line of credit with a bank which provides for a maximum borrowing of $150,000. Interest on the line of credit is payable monthly at the bank's posted prime rate but never less than 4.00%. The line of credit is secured by substantially all the assets of the Company and is personally guaranteed by two of the Members. The line of credit matures in July 2016, at which time all unpaid principal and accrued interest will be due and payable. At December 31, 2015 and 2014, the line of credit balance amounted to $148,073 and $148,170, respectively.

Note 5 ⁻ Long-Term Debt

Long-term debt consists of financing arrangements described below, entered into for the purchase property, plant and equipment.   The debt is secured by substantially all the Company's assets and is personally guaranteed by two of the Members. Details of long-term debt as of December 31 are as follows:

	2015	2014
United Bank, due in monthly installments of $2,211, including interest at 4.00% through December, 2033	$ 339,412	$ 351,912
United Bank, due in monthly installments of $863, including interest at 4.75% through December of 2018, then increasing to 1.00% over the bank's posted prime rate through July, 2034	124,419	129,574
Ford Motor Credit, including interest at 0.00% due in monthly installments of $611 through November, 2018	20,766	28,008
Sheffield Financial, due in monthly installments of $166, including interest at 9.99% through June, 2019	5,978	-
	490,575	509,494
Current portion	(26,447)	(24,250)
	$ 464,128	$ 485,244

Note 5 – Long-Term Debt (Continued)

Future maturities of long-term debt are as follows:

2016	$	26,447
2017		27,354
2018		27,699
2019		20,953
2020 and thereafter		388,122
	$	490,575

Note 6 – Members' Equity

As of December 31, 2014 and 2015 the Company had 600 Class A Membership Interests authorized of which 600 were issued and outstanding and 600 Class B Membership Interests authorized of which 0 were issued and outstanding. On April 22, 2016 the Company adopted the Amended and Restated Operating Agreement (`Restated Agreement_). Under terms of the Restated Agreement, a maximum of 6,640 Class A Membership Interests and a maximum of 6,640 Class B Units are authorized. Holders of the 600 previously issued Class A Membership Interests exchanged those Interests for the 6,640 newly authorized Class A Membership Interests.

Under the terms of the Restated Agreement the Class B Membership Interests are entitled to a preferred, cumulative annual return of 10% of the subject Member's Unreturned Capital Contributions (as defined) and, until the Unreturned Capital Contributions of all Class B Membership Interests are reduced to zero, at least 50% of any additional distributions are dedicated to Class B Membership Interests with the balance of the additional distributions allocated pro-rata amongst all Membership Interests. The class B Membership Interests are subject to `drag-along rights_ under which they must participate in any exchange or sale transactions into which Class A Membership Interests enter. The Class B Membership Interests do not have voting rights except in certain events defined in the Operating Agreement and are generally unable to exercise any control or decision making authority regarding the management, operations or capitalization of the company, including those of Distillery.

Note 6 ˉ Members ˘Equity (continued)

Under certain circumstances the Class B Membership Units are subject to mandatory repurchase by holders of the Class A Membership Units. All the issued and outstanding Class A Membership Interests are owned by three individuals who make up the current executive management of the Company. The Company˘s Operating Agreement also provides for authorization of additional Class A and/or Class B Membership Interests through amendment of the Operating Agreement, which requires consent of two-thirds of the Class B Membership Interests.

Note 7 ˉ Going Concern and Management Plans

The Company incurred a net loss of $381,628 during the year ended December 31, 2015, and as of that date, the Company˘s current liabilities exceeded its current assets by $155,536 and its total liabilities exceeded its total assets by $10,968. Those factors, as well as current conditions that the Company faces regarding the inability to predict outcomes regarding provision of additional funding from planned equity or debt transactions, create an uncertainty about the Company˘s ability to continue as a going concern. Management of the company has developed a plan to meet its obligations over the next twelve months as they become due and believes it will be able to execute on that plan successfully. The financial statements do not contain any adjustments that might be necessary if the Company were unable to continue as a going concern.

Note 8 - Subsequent Events

On May 16, 2016 the Company announced that it would seek to raise additional capital by launching an equity offering under Title III of the Jumpstart Our Business Startups Act of 2012. Under the terms of the transaction, the Company will offer a minimum of 1,000 and a maximum of 3,320 Class B units to investors at a price of $300 per unit.

EXHIBIT E

Transcript of Video

Bloomery Plantation Distillery
#ConnectYourSpirit Video
2:53

Imagine
Being connected to the world
through one, tiny, bottle.

MUSIC
[Words on screen #ConnectYourSpirit]

A bottle so full of spirit, grounded to the earth.

This place has such a rich history.
It goes down deep into its roots and its got bootlegging and moonshining and, and we
had no idea of this rich history when we bought this place on Craigslist.

[Linda Losey, Founder, Visionary]

And its, its now just part of it and we've become part of this land and a part of the legacy
that, that's being left here with this rich, rich history.

What's in the bottle is is the spirit of this company,

[Love, Laughter, Community and Spirit]

but that's not at all what its about.
It's about community. It's about our fans. It's about our team. It's about coming together
around something so unique, something so full of life, and so energized, and passion.
And that's what the spirit of what,of   this is. We are pure American spirit in every sense
of the word.

You want to know the people behind the brand. You want to support something that you
know and we grow what we put into the bottles or source from other small America
farms.
Four ingredients. 190 proof corn liquor, pure can sugar, water, and then that fruit, root or
nut that we grow or source. And that's it.

MUSIC

So when we first came here to see this log cabin in the woods this was the condition it
was in in 2010.   It had never been lived in. It was abandoned, as you can see it was
totally deserted. Falling down and run down.

And look how far we've come.

MUSIC

What would it be like to connect your spirit to the world? Hand to hand. And farm to bottle.

A bottle bursting with anticipation for the future.
But we want to take it beyond that. We see this vision and, and we want to get connected to the rest of America.

What if we could connect the world one, tiny bottle at a time?

Connect your spirit to ours.
Together we can.

MUSIC

[#ConnectYourSpirit]
[Bloomery SweetShine Charles Town, WV]

[Come. Grow with Us.]